Exhibit 2.1

Execution Version

AGREEMENT AND PLAN OF MERGER

by and among

MANNKIND CORPORATION,

SEACOAST MERGER SUB, INC.

and

scPHARMACEUTICALS INC.

Dated as of August 24, 2025

5.2	Authority	41
5.3	Information Supplied	41
5.4	Consents and Approvals; No Violation	42
5.5	Litigation	42
5.6	Interested Stockholder	42
5.7	Financing; Solvency	42
5.8	No Other Operations	43
5.9	Brokers	44
5.10	Absence of Certain Arrangements	44
5.11	No Other Representations or Warranties	44

ARTICLE VI COVENANTS		44

6.1	Conduct of Business of the Company	44
6.2	Alternative Proposals; Change in Recommendation	47

ARTICLE VII ADDITIONAL COVENANTS		50

7.1	Financing	50
7.2	Reasonable Best Efforts	54
7.3	Public Statements and Disclosure	55
7.4	Anti-Takeover Laws	56
7.5	Access	56
7.6	Section 16(b) Exemption	56
7.7	Directors’ and Officers’ Indemnification and Insurance	57
7.8	Employee Matters	58
7.9	Termination of 401(k) Plan	59
7.10	Delisting	59
7.11	Certain Litigation	60
7.12	Rule 14d-10 Matters	60
7.13	Payoff Letter	60
7.14	Product Matters	60
7.15	Company Resignations	61
7.16	FIRPTA Certificate	61

ARTICLE VIII CONDITIONS TO THE MERGER		61

8.1	Merger Closing Conditions	61

ARTICLE IX TERMINATION		61

9.1	Termination of Agreement	61
9.2	Procedure Upon Termination	63
9.3	Effect of Termination	63
9.4	Fees and Expenses	63

ARTICLE X GENERAL PROVISIONS		65

10.1	Survival of Representations, Warranties and Covenants	65
10.2	Notices	65
10.3	Assignment	65
10.4	Confidentiality	66
10.5	Amendment	66
10.6	Extension; Waiver	66
10.7	Entire Agreement	66
10.8	Third Party Beneficiaries	67
10.9	Severability	67
10.10	Remedies; Liability of Financing Sources	67

10.11	Governing Law	68
10.12	Consent to Jurisdiction	69
10.13	WAIVER OF JURY TRIAL	69
10.14	Disclosure Letter References	70
10.15	No Presumption Against Drafting Party	70
10.16	Counterparts	70

Exhibit A	Surviving Company Certificate of Incorporation

Exhibit B	Surviving Company Bylaws

Annex I	Conditions to Offer

Annex II	Form of Tender and Support Agreement

Annex III	Form of CVR Agreement

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (hereinafter referred to as this “Agreement”), dated August 24, 2025 is by and among MannKind Corporation, a Delaware corporation (“Parent”), Seacoast Merger Sub, Inc., a Delaware corporation and a direct wholly owned subsidiary of Parent (“Purchaser”) and scPharmaceuticals Inc., a Delaware corporation (the “Company”). All capitalized terms used in this Agreement shall have the meanings ascribed to such terms in Section 1.1 or as otherwise defined elsewhere in this Agreement unless the context clearly provides otherwise. Parent, Purchaser and the Company are each sometimes referred to herein as a “Party” and collectively as the “Parties.”

W I T N E S S E T H:

WHEREAS, upon the terms and subject to the conditions of this Agreement, Parent has agreed to cause Purchaser to commence a cash tender offer (as it may be amended from time to time as permitted under this Agreement, the “Offer”) to acquire all of the outstanding shares of common stock, $0.0001 par value per share, of the Company (the “Company Common Stock” or “Company Shares”) for (i) $5.35 per Company Share in cash, without interest (the “Cash Amount”) plus (ii) one contingent value right per Company Share (a “CVR”), which shall represent the right to receive the Milestone Payments (as such term is defined in the CVR Agreement) at the times provided for in the CVR Agreement, without interest (the Cash Amount plus the CVR, collectively, or any different amount per share paid pursuant to the Offer, being the “Offer Price”);

WHEREAS, following the consummation of the Offer, upon the terms and conditions set forth herein, Purchaser will be merged with and into the Company (the “Merger”), with the Company continuing as the surviving corporation in the Merger (the “Surviving Company”), on the terms and subject to the conditions set forth in this Agreement, whereby, except as expressly provided in Section 3.4, (i) each issued and outstanding Company Share (other than Cancelled Shares and Dissenting Company Shares) as of the Effective Time shall be converted into the right to receive the Offer Price, without interest, and (ii) the Company shall become a direct wholly owned Subsidiary of Parent as a result of the Merger;

WHEREAS, the board of directors of the Company (the “Company Board”) has unanimously (i) determined that this Agreement and the Transactions are advisable and fair to, and in the best interest of, the Company and the Company Stockholders, (ii) agreed that the Merger shall be subject to Section 251(h) of the General Corporation Law of the State of Delaware (the “DGCL”), (iii) approved the execution, delivery and performance by the Company of this Agreement and the consummation of the Transactions, and approved the CVR Agreement and the transactions contemplated thereby, and (iv) resolved to recommend that the holders of Company Shares accept the Offer and tender their Company Shares to Purchaser pursuant to the Offer (such recommendation of the Company Board, the “Company Board Recommendation”);

WHEREAS, the board of directors of Parent (the “Parent Board”) and of Purchaser have each adopted resolutions approving this Agreement, the CVR Agreement and the Transactions and declaring it advisable for Parent and Purchaser, respectively, to enter into this Agreement and the CVR Agreement, as applicable;

WHEREAS, each of Parent, Purchaser and the Company acknowledges and agrees that the Merger shall be governed by, and effected pursuant to, Section 251(h) of the DGCL and shall, subject to satisfaction of the conditions set forth in this Agreement, be consummated as soon as practicable following the Offer Acceptance Time; and

WHEREAS, concurrently with the execution and delivery of this Agreement, and as a condition and inducement to Parent and Purchaser entering into this Agreement, certain holders of the Company Shares (the “Principal Stockholders”) have entered into tender and support agreements, dated as of the date of this Agreement, in substantially the form set forth in Annex II, pursuant to which, among other things, each of the Principal Stockholders has agreed to tender his, her or its Company Shares to Purchaser in the Offer (the “Tender Agreements”).

AGREEMENT

NOW, THEREFORE, in consideration of the mutual covenants and premises contained in this Agreement and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the Parties to this Agreement agree as follows:

ARTICLE I DEFINITIONS & INTERPRETATIONS

1.1 Certain Definitions. For all purposes of and under this Agreement, the following capitalized terms shall have the following respective meanings:

“Affiliate” shall mean, with respect to any Person, any other Person which directly or indirectly controls, is controlled by or is under common control with such Person. For purposes of the immediately preceding sentence, the term “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities, by Contract or otherwise.

“Alternative Debt Financing” has the meaning set forth in Section 7.1(a).

“Alternative Proposal” shall mean any proposal or offer from any Person or “group” (as defined in Section 13(d) of the Exchange Act), other than Parent and its Subsidiaries, relating to any (A) direct or indirect acquisition (including through an exclusive license, partnering or collaboration) (whether in a single transaction or a series of related transactions) of assets of the Company and its Subsidiary equal to 20% or more of the consolidated assets of the Company and its Subsidiary or to which 20% or more of the consolidated revenues or earnings of the Company and its Subsidiary are attributable, (B) direct or indirect acquisition (whether in a single transaction or a series of related transactions) of beneficial ownership (within the meaning of Section 13(d) of the Exchange Act) of 20% or more of the outstanding Company Common Stock, (C) tender offer or exchange offer that if consummated would result in any Person or “group” (as defined in Section 13(d) of the Exchange Act) beneficially owning 20% or more of the outstanding Company Common Stock, or (D) merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company which is structured to permit such Person or group to acquire beneficial ownership of at least 20% of the consolidated assets of the Company and its Subsidiary or at least 20% of the outstanding Company Common Stock; in each case, other than the Transactions.

“Business Day” shall have the meaning given to such term in Rule 14d-1(g) under the Exchange Act.

“Cancelled Shares” has the meaning set forth in Section 3.4(b).

“Cash Amount” has the meaning set forth in the Recitals.

“Certificate of Merger” has the meaning set forth in Section 3.2(b).

“Closing” has the meaning set forth in Section 3.2(a).

“Closing Date” has the meaning set forth in Section 3.2(a).

“Code” shall mean the United States Internal Revenue Code of 1986, as amended.

“Company Board” has the meaning set forth in the Recitals.

“Company Board Recommendation” has the meaning set forth in the Recitals.

“Company Charter” shall mean the Company’s Second Amended and Restated Certificate of Incorporation, dated as of March 24, 2014, filed with the SEC on November 21, 2017.

“Company Common Stock” has the meaning set forth in the Recitals.

“Company Disclosure Documents” has the meaning set forth in Section 4.27.

“Company ESPP” shall mean the Company’s 2017 Employee Stock Purchase Plan.

“Company Intellectual Property Rights” shall mean all Intellectual Property Rights (i) owned or co-owned, or purported to be owned or co-owned, by the Company or its Subsidiary (the “Company Owned Intellectual Property Rights”), or (ii) exclusively licensed to the Company or its Subsidiary (the “Company Licensed Intellectual Property Rights”).

“Company Material Adverse Effect” shall mean any fact, change, occurrence, effect, event, circumstance or development (each an “Effect,” and collectively, “Effects”) that has had, or would reasonably be expected to have, a material adverse effect on the (i) business, assets (including intangible assets), Liabilities, financial condition or results of operations of the Company and its Subsidiary, taken as a whole, or (ii) the ability of the Company to fulfill its obligations hereunder or to consummate the Transactions on the terms set forth herein; provided, however, that no Effect directly or indirectly resulting from, attributable to or arising out of any of the following shall (either alone or in combination) be deemed to be or constitute a “Company Material Adverse Effect,” and no Effect directly or indirectly resulting from, attributable to or arising out of any of the following shall (either alone or in combination) be taken into account when determining whether a “Company Material Adverse Effect” has occurred for purposes of clause (i) above (provided, that in the events of clauses (a) through (f) below, to the extent such Effects disproportionately and adversely affect the Company and its Subsidiary in any material respect relative to other similarly situated companies operating in any industry or industries in which the Company or its Subsidiary operates, only the incremental disproportionate Effect or Effects may be taken into account in determining whether there has occurred for purposes of clause (i) above a “Company Material Adverse Effect”):

(a) general economic conditions (or changes in such conditions) in the United States or any other country or region in the world, or conditions in the global economy generally;

(b) general conditions (or changes in such conditions) in the securities markets, capital markets, credit markets, currency markets or other financial markets in the United States or any other country or region in the world, including (i) changes in interest rates in the United States or any other country or region in the world and changes in exchange rates for the currencies of any countries and (ii) any suspension of trading in securities (whether equity, debt, derivative or hybrid securities) generally on any securities exchange or over-the-counter market operating in the United States or any other country or region in the world;

(c) general conditions (or general changes in such conditions) in the industries in which the Company and its Subsidiary operate;

(d) general political conditions (or changes in such conditions) in the United States or any other country or region in the world, or acts of war, sabotage or terrorism (including any escalation or general worsening of any such acts of war, sabotage or terrorism) in the United States or any other country or region in the world (including any acts of war or sanctions imposed in connection with the current disputes involving (i) the Russian Federation and Ukraine or (ii) Israel, Hamas, Lebanon, Syria, Iran and any other state or non-state actors involved);

(e) earthquakes, hurricanes, tsunamis, tornadoes, floods, epidemics, pandemics, cyberattacks, mudslides, wildfires or other natural disasters, weather conditions and other force majeure events in the United States or any other country or region in the world;

(f) changes in Law (or the interpretation thereof) or changes in GAAP or other accounting standards (or the interpretation thereof) after the date of this Agreement;

(g) the announcement of this Agreement, or the pendency or consummation of the Transactions, including (i) the identity of Parent or its Affiliates and (ii) the impact of the announcement of this Agreement, or the pendency of the Transactions, on the Company’s relationships with any of its customers, licensors, suppliers, distributors or other business partners or any of its officers, directors, employees, independent consultants or independent contractors (provided, that this clause (g) shall not apply for purposes of any representation or warranty contained in Article IV that expressly addresses the consequences resulting from the execution and delivery of the Agreement, or the announcement or pendency of the Transactions, it being understood that such representations and warranties shall be subject to disclosures in the applicable sections of the Company Disclosure Letter);

(h) (i) any results, outcomes, data, adverse events, side effects or safety observations or reports thereof arising from any nonclinical or clinical studies or trials or other product testing that are being or have been conducted by or on behalf of the Company, its Subsidiary or any competitor of the Company (or the public announcements thereof), (ii) results of meetings or other interactions with the FDA or other Governmental Authority (including any communications from any Governmental Authority in connection with such meetings) relating to any products or product candidates of the Company, its Subsidiary or any of its competitors, (iii) the determination by, or the delay of a determination by, or recommendation of, the FDA or any other Governmental Authority, or any panel or advisory body empowered or appointed thereby, with respect to the clinical hold, acceptance, filing, designation, approval, clearance, non-acceptance, termination, hold, refusal to file, refusal to designate, non-approval, disapproval or non-clearance of any of the Company’s, its Subsidiary’s or any of its competitors’ product candidates, (iv) FDA approval (or other clinical or regulatory developments), market entry or threatened market entry of any product competitive with any of the Company’s or its Subsidiary’s products or product candidates, or any guidance, announcement or publication by the FDA or other Governmental Authority relating to any products or product candidates of the Company, its Subsidiary or any of its competitors, or (v) any supply chain disruptions or delays affecting any products or product candidates of the Company or its Subsidiary (to the extent not caused by any action or omission of the Company), or any developments relating to coverage or payor rules with respect to any products or product candidates of the Company (except, in the case of this clause (h), for any Effects occurring after the date of this Agreement that would be reasonably be expected to result in the withdrawal of Furoscix® from the U.S. market for the treatment of edema in adult patients with chronic heart failure or chronic kidney disease, including the nephrotic syndrome, which shall not be disregarded in determining whether a Company Material Adverse Effect has occurred);

(i) any recommendations, statements or other pronouncements published or proposed by any professional medical organizations or any Governmental Authority, or any panel or advisory body empowered or appointed thereby, relating to any products or product candidates of the Company, its Subsidiary or any of its competitors;

(j) any actions taken or failure to take action, in each case, by Parent or any of its controlled Affiliates or Representatives, or to which Parent has consented in writing, or which Parent has requested or approved in writing, or the taking of any action expressly required by this Agreement, or the failure to take any action prohibited by this Agreement to the extent Parent fails to give its waiver or consent thereto after a timely written request from the Company therefor;

(k) changes in the Company’s stock price or the trading volume of the Company’s stock, in and of itself, or any failure by the Company to meet any estimates or expectations of the Company’s revenue, earnings or other financial performance or results of operations for any period, in and of itself, or any failure by the Company to meet any internal budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations, in and of itself (but not, in each case, the underlying cause of such changes or failures, unless such changes or failures would otherwise be excepted from this definition of Company Material Adverse Effect); or

(l) any Legal Proceedings made or brought by any of the current or former Company Stockholders (directly on their own behalf or derivatively in the right of or otherwise on behalf of the Company) against the Company arising from allegations of breach of fiduciary duty of the Company’s directors relating to their approval of this Agreement or from allegations of false or misleading public disclosure by the Company with respect to this Agreement.

“Company Option” shall mean an option to purchase Company Shares.

“Company Preferred Stock” shall mean the preferred stock, par value $0.0001 per share, of the Company.

“Company Product” shall mean any pharmaceutical product that is being clinically developed, tested, manufactured, sold or distributed by or on behalf of the Company or its Subsidiary and that is owned by, licensed to, or otherwise used in the business of, the Company or its Subsidiary.

“Company Registered Intellectual Property Rights” shall mean all Registered Intellectual Property Rights within the Company Intellectual Property Rights.

“Company RSU Award” shall mean any award of restricted stock units with respect to Company Shares that is, at the time of determination, subject to vesting or forfeiture conditions.

“Company Shares” has the meaning set forth in the Recitals.

“Company Stock Awards” shall mean the Company Options and the Company RSU Awards.

“Company Stock Plans” shall mean the Company’s 2014 Stock Incentive Plan, 2017 Stock Option and Incentive Plan, 2017 Employee Stock Purchase Plan and 2023 Employment Inducement Award Plan.

“Company Stockholders” has the meaning set forth in Section 2.1(b).

“Company Warrants” shall mean any warrant to purchase or otherwise acquire Company Shares that is, at the time of determination, unexercised.

“Compliant” shall mean, with respect to the Required Information, that (a) such Required Information does not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make such Required Information not misleading, (b) as to Required Information consisting of historical financial statements of the Company or any of its Subsidiaries, such financial statements fairly present in all material respects the financial condition and results of operations as of and for the periods covered thereby and in form and substance reasonably necessary for the Financing Sources to receive customary accountants’ comfort letters, and (c) the Company’s auditors have not withdrawn any audit opinion with respect to any financial statements contained in the Required Information.

“Consent” shall mean any approval, consent, license, ratification, permission, waiver, order or authorization (including from any Governmental Authority).

“Continuing Employees” shall mean all employees of the Company or its Subsidiary immediately prior to the Effective Time who continue their employment with Parent, Surviving Company or any of their respective Subsidiaries or Affiliates immediately following the Effective Time.

“Contract” shall mean any legally binding contract, subcontract, agreement, obligation, license, sublicense, note, bond, mortgage, indenture, deed of trust, franchise, lease, sublease, loan, credit agreement or other instrument, including all amendments thereto.

“CVR” has the meaning set forth in the Recitals.

“CVR Agreement” shall mean the Contingent Value Rights Agreement in the form attached hereto as Annex III to be entered into between Parent and a rights agent mutually agreeable to Parent and the Company (the “Rights Agent”), with such revisions thereto requested by the Rights Agent that are not, individually or in the aggregate, detrimental to any Person entitled to the receipt of a CVR in the Transactions.

“Data Protection Laws” shall mean any Laws applicable to the Company or its Subsidiary relating to (i) the Processing of data, data privacy, and data security, (ii) data breach notification or Security Incident notification requirements; (iii) direct marketing, e-mails, communication by text messages or initiation, transmission, monitoring, recording, or receipt of communications (in any format, including without limitation voice, video, email, phone, text messaging, or otherwise); or (iv) consumer protection related to the privacy, security, or protection of Personal Information.

“Data Protection Requirements” shall mean (a) all applicable Data Protection Laws, (b) the terms of any Contract by which the Company or its Subsidiary is bound relating to privacy, information security, or Processing of Personal Information, and (c) the Company’s published and posted policies, representations, statements, or notices relating to the Company’s Processing of Personal Information.

“Debt Financing” shall mean the debt financing incurred or intended to be incurred pursuant to the Loan Agreement Amendment.

“Dissenting Company Shares” has the meaning set forth in Section 3.4(e).

“Effective Time” has the meaning set forth in Section 3.2(b).

“Environmental Law” shall mean all Laws relating in any way to the environment, preservation or reclamation of natural resources, the presence, management or Release of, or exposure to, Hazardous Substances, or to human health and safety, including the Comprehensive Environmental Response, Compensation, and Liability Act (42 U.S.C. § 9601 et seq.), the Hazardous Materials Transportation Act (49 U.S.C. § 5101 et seq.), the Resource Conservation and Recovery Act (42 U.S.C. § 6901 et seq.), the Clean Water Act (33 U.S.C. § 1251 et seq.), the Clean Air Act (42 U.S.C. § 7401 et seq.), the Safe Drinking Water Act (42 U.S.C. § 300f et seq.), the Toxic Substances Control Act (15 U.S.C. § 2601 et seq.), the Federal Insecticide, Fungicide and Rodenticide Act (7 U.S.C. § 136 et seq.) and the Occupational Safety and Health Act (29 U.S.C. § 651 et seq.), each of their state and local counterparts or equivalents, each of their foreign and international equivalents, and any transfer of ownership notification or approval statute, as each has been amended and the regulations promulgated pursuant thereto.

“ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations promulgated thereunder, or any successor statute, rules and regulations thereto.

“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder, or any successor statute, rules and regulations thereto.

“Existing Perceptive Credit Agreement” means that certain Credit Agreement and Guaranty, dated as of August 9, 2024, by and among the Company, as borrower, the subsidiary guarantors from time to time party thereto, the lenders from time to time party thereto, and Perceptive Credit Holdings IV, LP, as administrative agent (as amended, restated, amended and restated, supplemented or otherwise modified from time to time).

“Existing Perceptive RIF Agreement” means that certain Revenue Participation Right Purchase and Sale Agreement, dated as of August 9, 2024, by and between the Company, as seller, and Perceptive Credit Holdings IV, LP, as buyer.

“Expiration Date” has the meaning set forth in Section 2.1(c).

“Extension Deadline” has the meaning set forth in Section 2.1(c).

“FDA” shall mean the United States Food and Drug Administration or any successor thereto.

“Federal Health Care Programs” shall mean the Medicare, Medicaid and TRICARE programs and any other state or federal government health care program, as defined in 42 U.S.C. § 1320a-7b(f).

“Financing Conditions” shall mean the conditions precedent set forth in Sections I and VI of the Loan Agreement Amendment.

“Financing Sources” shall mean the lenders and other entities that have committed to provide, arrange or otherwise entered into agreements in connection with the Debt Financing, including the parties to the Loan Agreement Amendment, and any joinder agreements, credit agreements, indentures or other definitive documentation relating thereto, together with their Affiliates and their and their Affiliates’ officers, directors, employees, partners, trustees, shareholders, controlling persons, agents and representatives and their respective successors and permitted assigns.

“GAAP” shall mean generally accepted accounting principles, as applied in the United States.

“Governmental Authority” shall mean (a) any government, (b) any governmental, quasi-governmental or regulatory entity, body, department, commission, subdivision, board, administrative agency or instrumentality, (c) any court, tribunal, judicial body, or an arbitrator or arbitration panel, or (d) any non-governmental self-regulatory agency, securities exchange, commission or authority, in each of (a) through (d) whether supranational, national, federal, state, county, municipal, provincial, and whether local, domestic or foreign. For the avoidance of doubt, Governmental Authority includes the FDA and any other domestic or foreign entity that regulates or has jurisdiction over the safety, efficacy, testing, quality, manufacturing, marketing, distribution, sale, storage, pricing, import or export of any Company Product.

“Hazardous Substance” shall mean any material, substance, chemical, pollutant, contaminant or waste that is defined, classified, or otherwise characterized under or pursuant to any Environmental Law as “hazardous,” “toxic,” a “pollutant,” a “contaminant,” “radioactive” or words of similar meaning or effect, including petroleum and its by-products, asbestos, polychlorinated biphenyls, radon, mold, urea formaldehyde insulation, silica, chlorofluorocarbons, and all other ozone-depleting substances.

“Health Care Laws” shall mean collectively (a) Title XVIII of the Social Security Act, 42 U.S.C. §§ 1395-1395lll (the Medicare statute); (b) Title XIX of the Social Security Act, 42 U.S.C. §§ 1396-1396y (the Medicaid statute); (c) the Federal Food Drug and Cosmetic Act (21 U.S.C. §§ 301 et seq.), (d) the federal Anti-Kickback Statute (42 U.S.C. § 1320a-7b(b)), (e) the Physician Payments Sunshine Act (42 U.S.C. § 1320a-7h), (f) the civil False Claims Act (31 U.S.C. §§ 3729 et seq.), (g) the criminal False Claims Law (42 U.S.C. § 1320a-7b(a)), (h) criminal laws relating to health care fraud and abuse, including but not limited to 18 U.S.C. §§ 286 and 287; (i) the criminal fraud provisions under HIPAA; (j) the exclusion laws (42 U.S.C. § 1320a-7), and the civil monetary penalties law (42 U.S.C. § 1320a-7a), (k) Laws regarding the collection and reporting requirements, and the processing of any applicable rebate, chargeback or adjustment, under the Medicaid Drug Rebate Program (42 U.S.C. § 1396r-8) and any state supplemental rebate program, Medicare average sales price reporting (42 U.S.C. § 1395w-3a), the Public Health Service Act (42 U.S.C. § 256b), the VA Federal Supply Schedule (38 U.S.C. § 8126) or under any state pharmaceutical assistance program or U.S. Department of Veterans Affairs agreement, and any successor government programs; (l) federal and state Laws related to distribution, sale, or promotion of pharmaceutical products; (m) any other federal or state requirements of Law that govern Federal Health Care Programs; and (n) in each case, as amended and the regulations promulgated thereunder.

“HIPAA” shall mean the Health Insurance Portability and Accountability Act of 1996, as amended by the Health Information Technology for Economic and Clinical Health Act (Title XIII of the American Recovery and Reinvestment Act of 2009), and all regulations promulgated thereunder.

“HSR Act” shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder, or any successor statute, rules and regulations thereto.

“Incidental Contracts” shall mean all (a) shrink-wrap, click-wrap and off-the-shelf Contracts for commercially available software or services, (b) material transfer agreements, (c) Contracts that are ancillary to a sale of products or services to customers or the purchase or use of software, services, equipment, reagents or other materials, (d) non-disclosure agreements entered into in the ordinary course of business, (e) non-material non-exclusive license agreements, (f) non-material services agreements entered into in the ordinary course of business, including non-material Contracts for the provision of research, development or manufacturing services, and (g) offer letters, employment agreements, consulting or contractor agreements and invention assignment agreements entered into with employees and contractors of the Company or its Subsidiary; provided that, in each case of the foregoing ((a) through (g)), (i) such Contract is entered into in the ordinary course of business and (ii) such Contract excludes any exclusive license to Intellectual Property Rights granted by or to the Company or any of its Affiliates.

“Indebtedness” shall mean, with respect to any Person, without duplication, as of the date of determination: (a) all obligations of such Person for borrowed money, (b) all obligations of such Person evidenced by bonds, debentures, notes or similar instruments, (c) all Indebtedness of others secured by a Lien on property or assets owned by such Person, whether or not the Indebtedness secured thereby has been assumed, (d) all letters of credit, banker’s acceptances, surety or performance bonds or similar facilities issued for the account of such Person, to the extent drawn upon, (e) obligations under any interest rate, currency swap or other hedging agreement or arrangement, (f) capital lease obligations, and (g) all guarantees of such Person of any Indebtedness of any other Person. For purposes of this Agreement, Indebtedness of the Company or its Subsidiary shall exclude any intercompany indebtedness between or among the Company and its wholly owned Subsidiary and any account payables incurred in the ordinary course of business.

“Initial Expiration Date” has the meaning set forth in Section 2.1(c).

“Intellectual Property Rights” shall mean any and all intellectual property and similar proprietary rights throughout the world, including any and all state, United States, international and/or foreign or other territorial or regional rights in, arising out of or associated with any of the following: (a) United States, foreign and international patents, patent applications, and utility models, including all provisionals, nonprovisionals, substitutions, divisionals, continuations, continuations-in-part, reissues, renewals, extensions, supplementary protection certificates, reexaminations, term extensions, confirmations, certificates of invention and the equivalents of any of the foregoing, statutory invention registrations, invention disclosures and inventions, (b) trademarks, service marks, trade names, domain names, corporate names, brand names, URLs or other names and locators associated with the internet, trade dress, logos and other source identifiers, including registrations and applications for registration thereof and goodwill associated therewith and symbolized thereby, (c) works of authorship (whether or not copyrightable) and all copyrights, copyrightable works, derivative works, including registrations and applications for registration thereof, and all renewals, extensions, restorations or reversions of the foregoing, including all rights of authorship, use, publication, publicity, reproduction, distribution, income, performance and transformation, (d) software, including all source code, object code, firmware, development tools files, records and data, all media on which any of the foregoing is recorded, and all related documentation, (e) all inventions, invention disclosures, improvements, formulae, customer lists, trade secrets, know-how (including recipes, specifications, formulae, manufacturing and other processes, operating procedures, methods, techniques and all research and development information), technology, technical data, databases, data collections, confidential information and other proprietary rights and intellectual property, whether patentable or not, and all documentation relating to any of the foregoing, and (f) all rights to sue or recover and retain damages and costs and attorneys’ fees for the past, present or future infringement, dilution, misappropriation, or other violation of any of the foregoing in clauses (a) through (e) anywhere in the world.

“Intervening Event” shall mean a material Effect with respect to the Company and its Subsidiary, taken as a whole, that was not known or reasonably foreseeable to the Company Board or known by the chief executive officer, chief financial officer or any other named executive officers of the Company as of the date of this Agreement or, if known, the consequences of which were not known to or reasonably foreseeable by the Company Board or such officers of the Company as of the date of this Agreement; provided, that none of the following shall constitute an Intervening Event: (i) an Alternative Proposal, (ii) any events, changes or circumstances relating to Parent, Purchaser or any of their Affiliates, (iii) expiration or termination of waiting periods or the receipt of approvals, consents or clearances applicable to the Merger under the Antitrust Laws, (iv) changes after the date of this Agreement in the Company’s stock price or the trading volume of the Company’s stock, in and of itself, or the fact that Company meets or exceeds any estimates or expectations of the Company’s revenue, earnings or other financial performance or results of operations for any period, in and of itself or (v) any regulatory or clinical development relating to any product or product candidates of the Company, its Subsidiary or their respective competitors.

“IRS” shall mean the United States Internal Revenue Service or any successor thereto.

“IT Systems” shall mean the computer systems, networks, hardware, digital storage media, applications, information technology and software used in the conduct of the business of the Company or its Subsidiary.

“Knowledge” shall mean, (a) with respect to the Company, the actual knowledge of any of the individuals listed on Section 1.1(a) of the Company Disclosure Letter and (b) with respect to Parent or its Subsidiaries, the actual knowledge of the executive officers of Parent, in each case of clauses (a) and (b) after reasonable inquiry of such individuals’ direct reports who would reasonably be expected to have actual knowledge of the matter in question. With respect to any matters relating to Company Intellectual Property Rights, reasonable inquiry requires consultation with external intellectual property counsel; provided, that the foregoing shall not require that an individual conduct or have conducted or obtain or have obtained any freedom to operate opinions or similar opinions of counsel or any other Company Intellectual Property Rights clearance searches, and no knowledge of any third party intellectual property that would have (but has not) been revealed by such inquiries, opinions or searches will be imputed to such executive officers or directors.

“Law” shall mean any and all applicable federal, state, local, municipal, foreign or other law, statute, constitution, principle of common law, ordinance, code, rule, regulation, ruling or other legal requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Authority.

“Legal Proceeding” shall mean any (a) civil, criminal or administrative action, hearing, inquiry, audit, examination or investigation, or (b) litigation, suit, arbitration or other proceedings, in each of (a) and (b), by or before, or otherwise involving, any Governmental Authority.

“Liabilities” shall mean any liability, obligation or commitment of any kind (whether accrued, absolute, contingent, matured, unmatured or otherwise and whether or not required to be recorded or reflected on a balance sheet prepared in accordance with GAAP).

“Lien” shall mean any lien, pledge, hypothecation, charge, mortgage, security interest, encumbrance, option, right of first refusal, right of first negotiation, preemptive right or other restriction of similar nature (including any restriction on the transfer of any security or other asset, or any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset).

“Loan Agreement” shall mean the Loan Agreement, dated as of August 6, 2025, by and among Parent, as borrower, the other credit parties party thereto from time to time, the lenders party thereto from time to time, Wilmington Trust, National Association, as administrative agent and collateral agent for the lenders, and Blackstone Alternative Credit Advisors LP, as Blackstone representative, as amended by the Loan Agreement Amendment, and as further amended, restated, amended and restated, supplemented or otherwise modified on or prior to the date hereof.

“Loan Agreement Amendment” shall mean that certain Amendment No. 1 to Loan Agreement, dated as of August 24, 2025, by and among, inter alios, Parent, the lenders party thereto, and Wilmington Trust, National Association, as administrative agent and collateral agent for the lenders.

“Merger” has the meaning set forth in the Recitals.

“Merger Consideration” has the meaning set forth in Section 3.4(a).

“Multiemployer Plan” shall mean any “multiemployer plan” within the meaning of Section 3(37) or Section 4001(a)(3) of ERISA.

“NASDAQ” shall mean The Nasdaq Global Select Market.

“Offer” has the meaning set forth in the Recitals.

“Offer Acceptance Time” has the meaning set forth in Section 2.1(b).

“Offer Closing” has the meaning set forth in Section 2.1(b).

“Offer Conditions” has the meaning set forth in Section 2.1(b).

“Offer Documents” has the meaning set forth in Section 2.1(e).

“Offer Price” has the meaning set forth in the Recitals.

“Offer to Purchase” has the meaning set forth in Section 2.1(b).

“Order” shall mean any order, judgment, award, decision, decree, injunction, ruling, writ or assessment of any Governmental Authority (whether temporary, preliminary or permanent) that is binding on any Person or its property under applicable Law.

“Out of the Money Option” shall mean each Company Option which has a per Company Share exercise price that is equal to or greater than the Cash Amount.

“Parent Board” has the meaning set forth in the Recitals.

“Parent Material Adverse Effect” shall mean any change, event, circumstance, condition, development, or effect that has the effect of preventing, materially delaying or materially impairing Parent’s or Purchaser’s ability to perform its obligations under this Agreement or to consummate the Transactions.

“Paying Agent” has the meaning set forth in Section 3.6(a).

“Payment Fund” has the meaning set forth in Section 3.6(a).

“Payoff Letter” has the meaning set forth in Section 7.13.

“Permit” shall mean franchises, grants, authorizations, establishment registrations, licenses, permits, easements, variances, exceptions, Consents, certificates, approvals and Orders of any Governmental Authority.

“Permitted Liens” shall mean any of the following: (a) Liens for Taxes, assessments and governmental charges or levies either not yet delinquent or which are being contested in good faith by appropriate proceedings and for which appropriate reserves have been reflected in the financial statements of the Company in accordance with GAAP; (b) mechanics, carriers’, workmen’s, warehouseman’s, repairmen’s, materialmen’s, landlords’ or other Liens arising or incurred in the ordinary course of business relating to obligations that are not overdue for a period greater than sixty (60) days or that are being contested in good faith by appropriate proceedings; (c) easements, covenants and rights of way (unrecorded and of record) and other similar restrictions, zoning, entitlements, conservation, building and other land use and environmental restrictions or regulations promulgated by Governmental Authorities, and minor imperfections in title, in each case, that do not materially and adversely impact the current use of the affected property, and leases and subleases of real property in the ordinary course of business; (d) Liens the existence of which are disclosed in the notes to the financial statements of the Company included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2024 or the Company’s subsequent Quarterly Reports on Form 10-Q, including any such Liens arising under any lines of credit or other credit facilities or arrangements of the Company or its Subsidiary in effect on the date hereof (or any replacement facilities thereto permitted pursuant to Section 6.1); (e) exceptions, restrictions, imperfections of title, charges and other Liens that do not materially and adversely interfere with the present use of the assets of the Company or its Subsidiary to which they relate; (f) Liens incurred in the ordinary course of business in connection with workers’ compensation, unemployment insurance and other types of social security; (g) with respect to leased, subleased, licensed or sublicensed personal property, the terms and conditions of the lease or license applicable thereto; (h) with respect to leased or subleased real property, the terms and conditions of the lease or sublease applicable thereto; (i) bankers liens, rights of setoff and similar Liens arising in the ordinary course of business, and Liens of a collection bank arising under the Section 4-208 or 4-210 of the UCC; (j) Liens in connection with cash collateral accounts serving as collateral for letters of credit, cash management obligations or other similar obligations in the ordinary course of business; (k) Liens in favor of customs and revenue authorities arising as a matter of law which secure payment of customs duties in connection with the importation of goods in the ordinary course of business; (l) purported Liens evidenced by the filing of precautionary Uniform Commercial Code financing statements relating solely to operating leases entered into in the ordinary course of business; (m) pledges or deposits made in the ordinary course of business in connection with obligations in respect of (i) surety or appeal bonds, bid or performance bonds, bids, tenders, contracts (other than contracts for the payment of money or the deferred purchase price of property or services), statutory obligations or other obligations of a like nature and (ii) leases in the ordinary course of business; (n) Liens granted in the ordinary course of business on the unearned portion of insurance premiums securing the financing of insurance premiums; (o) non-exclusive licenses of Intellectual Property Rights granted in the ordinary course of business; and (p) Liens described in Section 1.1(b) of the Company Disclosure Letter.

“Person” shall mean any individual, corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any limited liability company or joint stock company), firm or other enterprise, association, organization, entity or Governmental Authority.

“Personal Information” shall mean any information or data that either (i) relates to an identified or identifiable natural person, or that is reasonably capable of being used to identify, contact, or precisely locate a natural person, or (ii) is defined as “personal data,” “personal information,” or “protected health information,” under applicable Data Protection Requirements.

“Principal Stockholders” has the meaning set forth in the Recitals.

“Processing” shall mean any operation or set of operations, with respect to data, whether or not by automated means, such as the access, use, collection, treatment, processing, storage, hosting, recording, organization, adaption, alteration, transfer, retrieval, transmittal, consultation, disclosure, disposal or combination of such data.

“Purchaser Stock” has the meaning set forth in Section 3.4(c).

“Registered Intellectual Property Rights” shall mean all Intellectual Property Rights that are the subject of an application, certificate, filing, registration, or other document filed with, issued by, or recorded with or by, any Governmental Authority.

“Regulatory Permit” has the meaning set forth in Section 4.20(b).

“Release” shall mean any release, spill, emission, discharge, leaking, pouring, dumping or emptying, recycling, pumping, injection, deposit, disposal, dispersal, leaching or migration into the indoor or outdoor environment (including soil, ambient air, surface water, groundwater and surface or subsurface strata) or into or out of any property.

“Representative” shall mean with respect to any Person, its directors, officers or other employees, controlled Affiliates, or any investment banker, attorney or other authorized agent or representative retained by such Person.

“Required Amount” has the meaning set forth in Section 5.7(c).

“Required Antitrust Approvals” shall mean any required filing, consent, approval or action required to be made or obtained or advance ruling certificate or no-action letter required to obtain an exemption from such filing, consent, approval or action pursuant to any Antitrust Law in order to consummate the Transactions set forth on Section 1.1(c) of the Company Disclosure Letter.

“Required Information” has the meaning set forth in Section 7.1(b).

“Sarbanes-Oxley Act” shall mean the Sarbanes-Oxley Act of 2002, as amended, and the rules and regulations promulgated thereunder, or any successor statute, rules or regulations thereto.

“Schedule 14D-9” has the meaning set forth in Section 2.2(a).

“Schedule TO” has the meaning set forth in Section 2.1(e).

“SEC” shall mean the United States Securities and Exchange Commission or any successor thereto.

“Securities Act” shall mean the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder, or any successor statute, rules or regulations thereto.

“Security Incident” means (i) any unauthorized or unlawful loss of, damage to, access to, use, alteration, acquisition, encryption, theft, modification, destruction, unavailability, disclosure of, or other Processing of Sensitive Data, or (ii) unauthorized or unlawful access to, theft of, or use of, any IT Systems.

“Sensitive Data” means all (i) Personal Information and (ii) other material proprietary, sensitive, regulated, or confidential information in the Company or its Subsidiary’s possession, custody or control.

“Stockholder List Date” has the meaning set forth in Section 2.2(b).

“Subsidiary” of any Person shall mean (a) a corporation more than fifty percent (50%) of the combined voting power of the outstanding voting stock of which is owned, directly or indirectly, by such Person or by one or more other Subsidiaries of such Person or by such Person and one or more other Subsidiaries thereof, (b) a partnership of which such Person or one or more other Subsidiaries of such Person or such Person and one or more other Subsidiaries thereof, directly or indirectly, is the general partner and has the power to direct the policies, management and affairs of such partnership, (c) a limited liability company of which such Person or one or more other Subsidiaries of such Person or such Person and one or more other Subsidiaries thereof, directly or indirectly, is the managing member and has the power to direct the policies, management and affairs of such company or (d) any other Person (other than a corporation, partnership or limited liability company) in which such Person or one or more other Subsidiaries of such Person or such Person and one or more other Subsidiaries thereof, directly or indirectly, has at least a majority ownership and power to direct the policies, management and affairs thereof.

“Superior Proposal” shall mean a bona fide written Alternative Proposal not solicited in violation of Section 6.2 of this Agreement that the Company Board determines in good faith (after consultation with its financial advisor and its outside legal counsel) to be (a) reasonably likely to be consummated in accordance with its terms, taking into account all legal, financial, regulatory and other aspects of the Alternative Proposal and (b) if consummated, would result in a transaction that is more favorable from a financial point of view (taking into account the amount, form and timing of payment of the consideration) to the Company Stockholders (in their capacities as such) than the Transactions; provided that for purposes of the definition of “Superior Proposal”, the references to “20%” in the definition of Alternative Proposal shall be deemed references to “50%”.

“Surviving Company” has the meaning set forth in the Recitals.

“Tax” shall mean any federal, state, local or foreign income, gains, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental, customs duties, capital stock, franchise, profits, withholding, social security, unemployment, disability, real property, personal property, sales, use, transfer, registration, ad valorem, value added, alternative or add-on minimum or estimated tax or other taxes, assessments, fees, levies, duties, tariffs, imposts, and other similar charges in the nature of a tax imposed by any Governmental Authority, including any interest, penalty or addition to tax imposed by such Governmental Authority.

“Tax Return” shall mean any report, declaration, return, information return or statement filed or required to be filed with any Taxing Authority relating to Taxes, including any schedule or attachment thereto, and including any amendments thereof.

“Taxing Authority” shall mean any Governmental Authority having jurisdiction over or responsible for the assessment, determination, reporting, collection or administration of Taxes.

“Tender Agreements” has the meaning set forth in the Recitals.

“Termination Letter” has the meaning set forth in Section 7.13.

“Transactions” shall mean (i) the execution and delivery of this Agreement, the CVR Agreement and the Tender Agreements and (ii) all of the transactions contemplated by this Agreement, the CVR Agreement and the Tender Agreements, including the Offer and the Merger.

“UCC” shall mean, with respect to any applicable jurisdiction, the Uniform Commercial Code as in effect in such jurisdiction, as may be modified from time to time.

“Uncertificated Shares” shall mean any holder of shares of Company Common Stock held in book-entry form.

“Willful Breach” shall mean a material breach or a material failure to perform any covenant or agreement set forth in this Agreement prior to the termination of this Agreement, in each case that is the consequence of an act or omission by a Party with the knowledge that the taking of, or failure to take, such act would, or would be reasonably expected to, result in a material breach of this Agreement.

1.2 Certain Interpretations.

(a) Unless otherwise indicated, all references herein to Articles, Sections, Annexes, Exhibits or Schedules, shall be deemed to refer to Articles, Sections, Annexes, Exhibits or Schedules of or to this Agreement, as applicable, and all references herein to “paragraphs” or “clauses” shall be deemed references to separate paragraphs or clauses of the section or subsection in which the reference occurs. The words “hereof,” “herein,” “hereby,” “herewith” and words of similar import shall, unless otherwise stated, be construed to refer to this Agreement as a whole and not to any particular provision of this Agreement.

(b) Unless otherwise indicated, the words “include,” “includes” and “including,” when used herein, shall be deemed in each case to be followed by the words “without limitation.”

(c) Unless otherwise indicated, all references herein to the Subsidiaries of a Person shall be deemed to include all direct and indirect Subsidiaries of such Person unless otherwise indicated or the context otherwise requires.

(d) If a term is defined as one part of speech (such as a noun), it shall have a corresponding meaning when used as another part of speech (such as a verb).

(e) Whenever the context may require, any pronouns used in this Agreement shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns and pronouns shall include the plural, and vice versa.

(f) The term “or” is not exclusive.

(g) When used herein, the word “extent” and the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such word or phrase shall not simply mean “if.”

(h) The table of contents and headings set forth in this Agreement are for convenience of reference purposes only and shall not affect or be deemed to affect in any way the meaning or interpretation of this Agreement or any term or provision hereof.

(i) References to “$” and “dollars” are to the currency of the United States of America.

(j) Any dollar or percentage thresholds set forth herein shall not be used as a benchmark for the determination of what is or is not “material” or a Company Material Adverse Effect under this Agreement.

(k) “Writing,” “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form.

(l) Except as otherwise specified, (i) references to any statute or Law shall be deemed to refer to such statute or Law as amended from time to time and to any rules or regulations promulgated thereunder, (ii) references to any Person include the successors and permitted assigns of that Person, and (iii) references from or through any date mean from and including or through and including, respectively.

(m) Whenever this Agreement refers to a number of days, such number shall refer to calendar days unless Business Days are specified. Whenever any action must be taken hereunder on or by a day that is not a Business Day, then such action may be validly taken on or by the next day that is a Business Day.

(n) Where used with respect to information, the phrases “provided,” “delivered” or “made available” means that the information referred to has been physically or electronically delivered to the relevant parties or their respective Representatives including, in the case of “made available” to Parent or its Affiliates or its Representatives, material that has been posted in the “data room” (virtual or otherwise) established by the Company at least one day prior to the date hereof.

(o) The parties hereto agree that they have been represented by counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any Law, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.

ARTICLE II

The Offer

2.1 The Offer.

(a) Commencement of the Offer. Provided that this Agreement shall not have been terminated in accordance with Article IX, as promptly as reasonably practicable after the date of this Agreement, subject to the Company then being prepared to file the Schedule 14D-9 on the same day as the commencement of the Offer, and having complied in all material respects with its obligations to provide information to Purchaser pursuant to Section 2.1(e) and Section 2.2(b), but in no event more than ten (10) Business Days after the date of this Agreement, Purchaser shall (and Parent shall cause Purchaser to) commence (within the meaning of Rule 14d-2 under the Exchange Act) the Offer.

(b) Terms and Conditions of the Offer. Subject to the terms and conditions of this Agreement, including the prior satisfaction of the Minimum Condition and the satisfaction or waiver of the other conditions set forth in Annex I (collectively, the “Offer Conditions”), as soon as practicable after the Expiration Date, Purchaser shall (and Parent shall cause Purchaser to) consummate the Offer in accordance with its terms, and within one (1) Business Day accept for payment (the “Offer Closing”, and the time of such acceptance for payment, the “Offer Acceptance Time”) and promptly thereafter pay for all Company Shares validly tendered and not properly withdrawn pursuant to the Offer. The Offer shall be made by means of an offer to purchase (the “Offer to Purchase”) that contains terms not inconsistent with those set forth in this Agreement. Purchaser and Parent expressly reserve the right to (i) increase the Offer Price, (ii) waive any Offer Condition and (iii) make any other changes in the terms and conditions of the Offer not inconsistent with the terms of this Agreement; provided, however, that without the prior written consent of the Company, Purchaser shall not (A) decrease the Offer Price, including by reducing the Cash Amount or the amount payable pursuant to the Milestone Payments (other than in connection with Section 2.1(g) hereof), (B) change the form of consideration payable in the Offer, (C) decrease the maximum number of Company Shares sought to be purchased in the Offer (other than pursuant to Section 2.1(g) hereof), (D) impose conditions or requirements to the Offer in addition to the Offer Conditions, (E) amend or modify any of the Offer Conditions in a manner that adversely affects any holder of Company Shares (collectively, the “Company Stockholders”) in his, her or its capacity as such, (F) change or waive the Minimum Condition, (G) extend or otherwise change the Expiration Date of the Offer (except to the extent permitted or required pursuant to Section 2.1(c)), (H) provide any “subsequent offering period” within the meaning of Rule 14d-11 promulgated under the Exchange Act or (I) amend or modify the terms of the CVR or the CVR Agreement (other than as set forth in the definition thereof). The Offer may not be terminated prior to the Expiration Date (or any rescheduled Expiration Date) of the Offer without the prior written consent of the Company, unless this Agreement is terminated in accordance with Article IX.

(c) Expiration and Extension of the Offer. Unless extended pursuant to and in accordance with the terms of this Agreement, the Offer shall initially be scheduled to expire one minute following 11:59 p.m. Eastern time, on the twentieth (20th) Business Day following the Offer Commencement Date, determined as set forth in

Rule 14d-1(g)(3) and Rule 14e-1(a) under the Exchange Act (unless otherwise agreed to in writing by Parent and the Company) (the “Initial Expiration Date”, and such date or such subsequent date and time to which the expiration of the Offer is extended in accordance with the terms of this Agreement, the “Expiration Date”). Notwithstanding anything to the contrary contained in this Agreement, but subject to the Parties’ respective termination rights under Article IX: (i) if, as of the scheduled Expiration Date, any Offer Condition is not satisfied and has not been waived, if permitted hereunder and under applicable Laws, Purchaser may, in its discretion (and without the consent of the Company or any other Person), extend the Offer on one or more occasions, for additional periods of up to ten (10) Business Days per extension, to permit such Offer Condition to be satisfied; (ii) Purchaser shall extend the Offer from time to time for: (A) the minimum period required by any Law or any interpretation or position of the SEC or its staff or NASDAQ or its staff, in each case, applicable to the Offer or as may be necessary to resolve any comments of the SEC or NASDAQ or their respective staff, in each case, as applicable to the Offer, the Schedule 14D-9 or the Offer Documents; and (B) periods of up to ten (10) Business Days per extension, until any waiting period (and any extension thereof) applicable to the consummation of the Offer under the HSR Act shall have expired or been terminated; and (iii) if, as of the scheduled Expiration Date, (A) any Offer Condition (other than the Minimum Condition or such Offer Conditions that by their nature are to be satisfied or waived as of the Offer Acceptance Time) is not satisfied and has not been waived, at the request of the Company, Purchaser shall extend the Offer on one or more occasions for an additional period of up to ten (10) Business Days per extension, to permit such Offer Condition to be satisfied or (B) the Minimum Condition is the only Offer Condition that is not satisfied or waived (other than such Offer Conditions that by their nature are to be satisfied or waived as of the Offer Acceptance Time) (the “Minimum Tender Failure Event”), at the request of the Company, Purchaser shall extend the Offer on up to two occasions for additional periods specified by the Company of up to ten (10) Business Days per extension, to permit the Minimum Condition to be satisfied (it being understood and agreed that in the event of a Minimum Tender Failure Event, Purchaser may, in its sole discretion, extend the Offer, subject to the following proviso); provided, that in no event shall Purchaser: (1) be required to extend the Offer beyond the earlier to occur of (the “Extension Deadline”) (x) the valid termination of this Agreement in compliance with Article IX and (y) the Outside Date; or (2) be permitted to extend the Offer beyond the Extension Deadline without the prior written consent of the Company.

(d) Termination of Offer. In the event that this Agreement is terminated pursuant to the terms of this Agreement, Purchaser shall (and Parent shall cause Purchaser to) promptly (and, in any event, within one (1) Business Day of such termination), irrevocably and unconditionally terminate the Offer and shall not acquire any Company Shares pursuant to the Offer. If the Offer is terminated or withdrawn by Purchaser, Purchaser shall promptly return, and shall cause any depository acting on behalf of Purchaser to return, in accordance with applicable Laws, all tendered Company Shares to the registered holders thereof.

(e) Offer Documents. As promptly as practicable on the Offer Commencement Date (within the meaning of Rule 14d-2 under the Exchange Act), Parent and Purchaser shall (i) file with the SEC a tender offer statement on Schedule TO with respect to the Offer (together with all amendments, supplements and exhibits thereto, the “Schedule TO”) that will contain or incorporate by reference the Offer to Purchase and form of the related letter of transmittal and (ii) cause the Offer to Purchase and related documents to be disseminated to holders of Company Shares, in each case as and to the extent required by applicable federal securities Laws. Parent and Purchaser agree that they shall cause the Schedule TO and all amendments, supplements and exhibits thereto (which together constitute the “Offer Documents”) filed by either Parent or Purchaser with the SEC to comply in all material respects with the Exchange Act and the rules and regulations thereunder and other applicable Laws. Each of Parent, Purchaser and the Company agrees to promptly correct any information provided by it for use in the Offer Documents if and to the extent that such information shall have become false or misleading in any material respect, and Parent further agrees to use all reasonable efforts to cause the Offer Documents as so corrected to be filed with the SEC and to be disseminated to holders of Company Shares, in each case as and to the extent required by applicable federal securities Laws. The Company shall promptly furnish in writing to Parent and Purchaser or Parent’s legal counsel all information concerning the Company and the Company Stockholders that may be required under applicable Laws and/or in connection with any action contemplated by this Section 2.1(e). The Company and its counsel shall be given reasonable opportunity to review and comment on the Offer Documents prior to the filing thereof with the SEC. Parent and Purchaser agree to provide the Company and its counsel with any comments Parent, Purchaser or their counsel may receive from the SEC or its staff with respect to the Offer Documents promptly after receipt of such comments. Parent and Purchaser shall provide the Company and its counsel a reasonable opportunity to participate in the formulation of any response to any such comments of the SEC or its staff and a reasonable opportunity to participate in any discussions with the SEC or its staff concerning such comments. Each of Parent and Purchaser shall respond promptly to any comments of the SEC or its staff with respect to the Offer Documents or the Offer.

(f) Funds. Parent shall provide or cause to be provided to Purchaser all of the funds necessary to purchase the Company Shares that Purchaser becomes obligated to purchase pursuant to the Offer, and shall cause each of Purchaser and the Surviving Company to perform, on a timely basis, all of Purchaser’s and Surviving Company’s obligations under this Agreement. Parent and Purchaser shall, and each of Parent and Purchaser shall ensure that all of their respective controlled Affiliates shall, tender any Company Shares held by them into the Offer.

(g) Adjustments. If, between the date of this Agreement and the Offer Acceptance Time, the outstanding Company Shares are changed into a different number or class of shares by reason of any stock split, division or subdivision of shares, stock dividend, reverse stock split, consolidation of shares, reclassification, recapitalization or other similar transaction, then the Offer Price shall be appropriately adjusted.

(h) Acceptance. Subject only to the satisfaction or, to the extent waivable by Purchaser or Parent, waiver by Purchaser or Parent of each of the Offer Conditions, Purchaser shall (and Parent shall cause Purchaser to) promptly after the Expiration Date (i) irrevocably accept for payment all Company Shares tendered (and not validly withdrawn) pursuant to the Offer and (ii) pay for such Company Shares.

(i) CVR Agreement. At or prior to the Offer Acceptance Time, Parent shall duly authorize, execute and deliver, and shall ensure that the Rights Agent duly authorizes, executes and delivers, the CVR Agreement, subject to any reasonable revisions to the CVR Agreement that are requested by the Rights Agent that are not, individually or in the aggregate, detrimental to any Person entitled to the receipt of a CVR in the Transactions.

2.2 Company Actions.

(a) Schedule 14D-9. On the day that the Offer is commenced, substantially contemporaneously with and following the filing by Parent and Purchaser of the Schedule TO, the Company shall file with the SEC and disseminate to holders of Company Shares, in each case as and to the extent required by applicable Laws, a Tender Offer Solicitation/Recommendation Statement on Schedule 14D-9 (together with any amendments, supplements or exhibits thereto, the “Schedule 14D-9”) that (A) unless the Company Board has made a Change in Recommendation in accordance with Section 6.2(c), shall reflect the Company Board Recommendation and (B) includes a notice of appraisal rights and other information in accordance with Section 262(d)(2) of the DGCL. Prior to such filing and dissemination, the Company shall set the Stockholder List Date as the record date for the purpose of receiving the notice required by Section 262(d)(2) of the DGCL. The Company agrees that it will cause the Schedule 14D-9 to comply in all material respects with the Exchange Act and other applicable Laws and for the notice to comply in all material respects with Section 262 of the DGCL. Each of Parent, Purchaser and the Company agrees to respond promptly to any comments of the SEC or its staff and to promptly correct any information provided by it for use in the Schedule 14D-9 if and to the extent that such information shall have become false or misleading in any material respect, and the Company further agrees to use all reasonable efforts to cause the Schedule 14D-9 as so corrected to be promptly filed with the SEC and to be promptly disseminated to holders of Company Shares, in each case as and to the extent required by applicable federal securities laws. Parent and Purchaser shall promptly furnish or otherwise make available to the Company or its legal counsel all information concerning Parent and Purchaser and their stockholders that may be required in connection with any action contemplated by this Section 2.2(a). Parent and its counsel shall be given reasonable opportunity to review and comment on the Schedule 14D-9 and any amendment thereto prior to the filing thereof with the SEC. The Company agrees to provide Parent and its counsel with any comments the Company or its counsel may receive from the SEC or its staff with respect to the Schedule 14D-9 promptly after receipt of such comments. The Company shall provide Parent and its counsel a reasonable opportunity to participate in the formulation of any response to any such comments of the SEC or its staff and a reasonable opportunity to participate in any discussions with the SEC or its staff concerning such comments. The Company shall respond promptly to any comments of the SEC or its staff with respect to the Schedule 14D-9.

(b) Stockholder Lists. The Company shall promptly, and in any event within five (5) Business Days after the date of this Agreement, furnish or cause to be furnished to Parent a list of its stockholders, mailing labels and any available listing or computer file containing the names and addresses of all record holders of Company Shares and lists of securities positions of Company Shares held in stock depositories, in each case accurate and complete as of the most recent practicable date, and shall provide to Parent such additional information (including updated lists of stockholders, mailing labels and lists of securities positions) and such other assistance as Parent may reasonably request in connection with the Offer or the Merger. The date of the list used to determine the Persons to whom the Offer Documents and Schedule 14D-9 are first disseminated (the “Stockholder List Date”) shall not be more than ten (10) Business Days prior to the date the Offer Documents and the Schedule 14D-9 are first disseminated. The information contained in any such labels, listings and files furnished in accordance with this Section 2.2(b) shall be held in confidence by Parent and Purchaser in accordance with the requirements of the Confidentiality Agreement.

ARTICLE III

The Merger

3.1 Merger of Purchaser into the Company. Upon the terms and subject to the conditions set forth in this Agreement and in accordance with Section 251(h) of the DGCL, at the Effective Time, the Company and Parent shall consummate the Merger, whereby Purchaser shall be merged with and into the Company, and the separate existence of Purchaser shall cease. The Company shall continue as the Surviving Company, and the separate corporate existence of the Company, with all its rights, privileges, immunities, powers and franchises, shall continue unaffected by the Merger, except as set forth in this Article III. The Merger shall have the effects set forth in this Agreement and in the applicable provisions of the DGCL.

3.2 Closing; Effective Time.

(a) Unless this Agreement shall have been terminated pursuant to Article IX, and unless otherwise mutually agreed in writing between the Company, Parent and Purchaser, the consummation of the Merger (the “Closing”) shall take place electronically at 7:45 a.m. Eastern time as promptly as practicable (but in any event no later than the first (1st) Business Day) following the satisfaction or waiver of the last to be satisfied or waived of the conditions set forth in Article VIII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions). The date on which the Closing occurs is referred to in this Agreement as the “Closing Date”.

(b) Subject to the provisions of this Agreement, concurrently with the Closing or as soon as practicable following the Closing, the Company and Purchaser shall file or cause to be filed a certificate of merger with the Secretary of State of the State of Delaware with respect to the Merger (the “Certificate of Merger”), in such form as required by, and executed and acknowledged in accordance with, the relevant provisions of the DGCL. The Merger shall become effective upon the date and time of the filing of the Certificate of Merger with the Secretary of State of the State of Delaware or such later date and time as is agreed upon in writing by the Parties and specified in the Certificate of Merger (such date and time, the “Effective Time”).

3.3 Certificate of Incorporation and Bylaws; Directors and Officers.

(a) The certificate of incorporation of the Surviving Company shall be amended and restated in its entirety as of the Effective Time to read as set forth in Exhibit A hereto, and, as so amended, shall be the certificate of incorporation of the Surviving Company until thereafter amended in accordance with the DGCL and such certificate of incorporation;

(b) The bylaws of the Surviving Company shall be amended and restated in their entirety as of the Effective Time to read as set forth in Exhibit B hereto, and, as so amended, shall be the bylaws of the Surviving Company until thereafter amended in accordance with the DGCL and such bylaws; and

(c) The directors and officers of the Surviving Company immediately after the Effective Time shall be the respective individuals who are the directors and officers of Purchaser immediately prior to the Effective Time.

3.4 Effect on Capital Stock.

(a) At the Effective Time, by virtue of the Merger and without any action on the part of the Parties or holders of any securities of the Company or Purchaser, subject to any applicable withholding Tax in accordance with Section 3.7, each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than Cancelled Shares and other than any Dissenting Company Shares) shall be converted into the right to receive the Offer Price (the “Merger Consideration”), without interest. From and after the Effective Time, all such shares of Company Common Stock shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and each applicable holder of such shares of Company Common Stock shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration therefor upon the surrender of such shares of Company Common Stock in accordance with Section 3.6.

(b) Cancellation of Company Common Stock. At the Effective Time, all shares of Company Common Stock owned by the Company (or held in the Company’s treasury), Parent, Purchaser or by any of their respective Subsidiaries (such shares, “Cancelled Shares”) shall be cancelled and shall cease to exist, and no consideration shall be delivered in exchange therefor.

(c) Treatment of Purchaser Capital Stock. At the Effective Time, each issued and outstanding share of common stock of Purchaser, par value $0.0001 (the “Purchaser Stock”) shall be converted into and become one fully paid and nonassessable share of common stock of the Surviving Company and shall constitute the only outstanding shares of capital stock of the Surviving Company. From and after the Effective Time, all certificates representing Purchaser Stock shall be deemed for all purposes to represent the number of shares of common stock of the Surviving Company into which they were converted in accordance with the immediately preceding sentence.

(d) Adjustment to Merger Consideration. The Merger Consideration shall be adjusted appropriately to reflect the effect of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into Company Common Stock), reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to the number of shares of Company Common Stock outstanding after the date hereof and prior to the Effective Time.

(e) Statutory Rights of Appraisal.

(i) Notwithstanding anything to the contrary set forth in this Agreement, all shares of Company Common Stock that are issued and outstanding as of immediately prior to the Effective Time and held by Persons who are entitled to appraisal rights under Section 262 of the DGCL and have properly exercised and perfected their respective demands for appraisal of such shares in the time and manner provided in Section 262 of the DGCL and, as of the Effective Time, have neither effectively withdrawn nor lost their rights to such appraisal and payment under the DGCL (such shares being referred to collectively as the “Dissenting Company Shares” until such time as the holder thereof fails to perfect, withdraws or otherwise loses such holder’s appraisal rights under the Laws of the State of Delaware with respect to such shares) will not be converted into, or represent the right to receive, the Merger Consideration pursuant to this Section 3.1. Holders of Dissenting Company Shares will be entitled to receive payment of the appraised value of such Dissenting Company Shares in accordance with the provisions of Section 262 of the DGCL (and in such case, at the Effective Time the Dissenting Company Shares will no longer be outstanding and will automatically be canceled and cease to exist, and each holder of Dissenting Company Shares will cease to have any rights with regard thereto except such holder’s right to receive the appraised value of such Dissenting Company Shares to the extent afforded by Section 262 of the DGCL), except that all Dissenting Company Shares held by Persons who shall have failed to perfect or who shall have effectively withdrawn or lost their rights to appraisal of such Dissenting Company Shares pursuant to Section 262 of the DGCL will cease to be Dissenting Company Shares and will thereupon be deemed to have been converted into, and to have become exchangeable for, as of the Effective Time, the right to receive the Merger Consideration, without interest thereon and subject to any applicable withholding Tax in accordance with Section 3.7, upon surrender of the Certificates or Uncertificated Shares that formerly evidenced such shares of Company Common Stock in the manner provided in Section 3.6.

(ii) The Company will give Parent (A) prompt notice of any demands for appraisal received by the Company, withdrawals of such demands and any other instruments served pursuant to the DGCL and received by the Company in respect of Dissenting Company Shares and (B) the opportunity to lead all negotiations and Legal Proceedings with respect to demands for appraisal pursuant to the DGCL in respect of Dissenting Company Shares. The Company may not, except with the prior written consent of Parent, make any payment with respect to any demands for appraisal or settle or offer to settle, or approve the withdrawal of, any such demands or waive any failure to timely deliver a written demand for appraisal or otherwise to comply with Section 262 of the DGCL or agree to do any of the foregoing. The Company shall provide each of the holders of Company Common Stock as of the record date for the purpose of receiving the notice required by Section 262(d) of the DGCL with the notice contemplated thereby as part of the Schedule 14D-9.

3.5 Company Stock Awards and Warrants.

(a) Neither Purchaser nor Parent shall assume any Company Option or substitute for any award of Company Options any similar award Purchaser or Parent stock, in connection with the Offer, Merger or any other Transactions. Effective as of immediately prior to the Effective Time, by virtue of the Merger and without any action on the part of the Company, Parent or the holder thereof, each Company Option that is outstanding and unexercised immediately prior to the Effective Time (and that is not an Out of the Money Option), whether or not then vested or exercisable, shall be cancelled and converted into the right to receive (A) an amount in cash (without interest and subject to deduction for any required withholding Tax as contemplated in Section 3.7) equal to the product of (1) the excess, if any, of (x) the Cash Amount over (y) the exercise price payable per share of Company Common Stock under such Company Option and (2) the total number of shares of Company Common Stock subject to such Company Option immediately prior to such cancellation and (B) one CVR in respect of each share of Company Common Stock subject to such Company Option.

(b) No holder of an Out of the Money Option shall be entitled to any payment with respect to such Out of the Money Option before or after the Effective Time. The terms of the CVR to be issued to any holder of Company Options, and the circumstances in which any Milestone Payment (as defined in the CVR Agreement) is made in respect thereof, shall be governed solely by the CVR Agreement.

(c) Neither Purchaser nor Parent shall assume any Company RSU Award or substitute for any Company RSU Award any similar award of Purchaser or Parent stock, in connection with the Offer, Merger or any other Transactions. Effective as of immediately prior to the Effective Time, by virtue of the Merger automatically and without any action on the part of the Company, Parent or the holder thereof, each Company RSU Award that is outstanding immediately prior thereto (whether vested or unvested) shall fully vest, and shall be cancelled and converted into the right to receive (A) an amount in cash (without interest and subject to deduction for any required withholding Tax as contemplated in Section 3.7) equal to the product of (1) the Cash Amount and (2) the number of shares of Company Common Stock subject to such Company RSU Award immediately prior to such cancellation and (B) one CVR in respect of each share of Company Common Stock subject to such Company RSU Award. The terms of the CVR to be issued to any holder of Company RSU Awards, and the circumstances in which any Milestone Payment is made in respect thereof, shall be governed solely by the CVR Agreement.

(d) Treatment of Employee Stock Purchase Plan. Neither Purchaser nor Parent shall assume or continue outstanding Options (as such term is defined in the Company ESPP) or substitute similar rights for such outstanding Options. As soon as practicable following the date of this Agreement, the Company Board shall take all actions with respect to the Company ESPP that are necessary to provide that (i) each offering period that is in effect as of the date of this Agreement, and any Options thereunder, shall terminate as of the date of this Agreement and all amounts contributed thereto under such offering period shall be refunded to the applicable participants, (ii) no additional offering period shall commence under the Company ESPP after the date of this Agreement and (iii) subject to the consummation of the Merger, the Company ESPP shall terminate, effective immediately prior to the Effective Time.

(e) Treatment of Company Warrants. Effective as of immediately prior to the Effective Time, each Company Warrant that is outstanding and unexercised immediately prior thereto, whether vested or unvested, shall be treated in accordance with the terms and conditions specified in the applicable Company Warrant and subject to deduction for any required withholding Tax as contemplated in Section 3.7. Prior to the Effective Time, the Company shall, in accordance with the terms of all unexercised and unexpired Company Warrants, deliver notices to the holders of such Company Warrants, informing such holders of the Transactions and containing such other information as the Company reasonably determines to be required pursuant to the terms of the applicable Company Warrants.

3.6 Payment for Securities; Surrender of Certificates.

(a) Payment Fund. Prior to the Effective Time, (i) Parent or Purchaser shall designate a bank or trust company reasonably acceptable to the Company to act as agent (the “Paying Agent”) for the holders of Company Shares to receive the aggregate Cash Amount which such holders shall become entitled pursuant to Section 2.1(b) and the aggregate Cash Amount to which such holders shall become entitled pursuant to Section 3.4(b) . The agreement pursuant to which Parent shall appoint the Paying Agent shall be in form and substance reasonably acceptable to the Company. Substantially concurrent with the Effective Time, Parent or Purchaser shall deposit, or shall cause to be deposited, with the Paying Agent cash sufficient to make payment of the aggregate Cash Amount payable pursuant to Section 2.1(b) and the aggregate Cash Amount payable pursuant to Section 3.4 (together, the “Payment Fund”). In the event the Payment Fund shall be insufficient to pay the aggregate Cash Amount payable pursuant to Section 2.1(b) and the aggregate Cash Amount payable pursuant to Section 3.4, Parent shall, or shall cause Purchaser to, promptly deposit additional funds with the Paying Agent in an amount which is equal to the deficiency in the amount required to make such payment. Parent shall cause the Paying Agent to make, and the Paying Agent shall make, delivery of the Cash Amount out of the Payment Fund in accordance with this Agreement. The Payment Fund shall not be used for any other purpose. The Payment Fund shall be invested by the Paying Agent as reasonably directed by Parent; provided, however, that any investment of such cash shall in all events be limited to direct short-term obligations of, or short-term obligations fully guaranteed as to principal and interest by, the U.S. government, in commercial paper rated P-1 or A-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively, or in certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding $10 billion (based on the most recent financial statements of such bank that are then publicly available), and that no such investment or loss thereon shall affect the amounts payable to holders of Certificates or Book-Entry Shares pursuant to Article II or this Article III. Any interest and other income resulting from such investments shall be paid to the Surviving Company on the earlier of (i) one (1) year after the Effective Time or (ii) the full payment of the aggregate Cash Amount payable pursuant to Section 2.1(b) and the aggregate Cash Amount payable pursuant to Section 3.4.

(c) Procedures for Surrender. Promptly after the Effective Time, Parent shall, and shall cause the Surviving Company to, cause the Paying Agent to mail to each holder of record of a certificate or certificates which immediately prior to the Effective Time represented outstanding shares of Company Common Stock (the “Certificates”) or non-certificated shares of Company Common Stock represented by book-entry (“Book-Entry Shares”) and whose shares of Company Common Stock were converted pursuant to Section 3.4 into the right to receive the Merger Consideration (i) a letter of transmittal (in reasonable and customary form), which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates (or effective affidavits of loss in lieu thereof) to the Paying Agent and shall be in such form and have such other provisions as Parent may reasonably specify and (ii) instructions for effecting the surrender of the Certificates (or affidavits of loss in lieu thereof) or Book-Entry Shares in exchange for payment of the Merger Consideration into which such shares of Company Common Stock have been converted pursuant to Section 3.4. Upon surrender of a Certificate (or an affidavit of loss in lieu thereof) or Book-Entry Share for cancellation to the Paying Agent or to such other agent or agents as may be appointed by Parent or the Surviving Company, together with such letter of transmittal duly completed and validly executed in accordance with the instructions thereto, and such other documents as may be reasonably required pursuant to such instructions, the holder of such Certificate or Book-Entry Share shall be entitled to receive in exchange therefor the applicable Merger Consideration pursuant to the provisions of this Article III (subject to deduction for any required withholding Tax in accordance with Section 3.7), for each share of Company Common Stock formerly represented by such Certificate or Book-Entry Share, to be mailed (or made available for collection by hand if so elected by the surrendering holder) within five (5) business days following the later to occur of (x) the Effective Time and (y) the Paying Agent’s receipt of such Certificate (or affidavit of loss in lieu thereof) or Book-Entry Share, and the Certificate (or affidavit of loss in lieu thereof) or Book-Entry Share so surrendered shall be forthwith cancelled. If payment of the Merger Consideration is to be made to a Person other than the Person in whose name the surrendered Certificate is registered, it shall be a condition precedent of payment that (A) the Certificate so surrendered shall be properly endorsed or shall be otherwise in proper form for transfer and (B) the Person requesting such payment shall have paid any transfer and other similar Taxes required by reason of the payment of the Merger Consideration to a Person other than the registered holder of the Certificate surrendered or shall have established to the satisfaction of Parent (or any agent designated by Parent) that such Tax either has been paid or is not required to be paid. Payment of the applicable Merger Consideration (subject to deduction for any required withholding Tax as contemplated in Section 3.7) with respect to Book-Entry Shares shall only be made to the Person in whose name such Book-Entry Shares are registered. Until surrendered as contemplated by this Section 3.6, each Certificate and Book-Entry Share shall be deemed at any time after the Effective Time to represent only the right to receive the Merger Consideration as contemplated by this Article III, without interest thereon.

(d) Compensatory Payments. As soon as reasonably practicable after the Effective Time (but no later than fifteen (15) days after the Effective Time), Parent or Purchaser shall pay, or shall cause to be paid, through the Surviving Company’s or the applicable Subsidiary’s payroll the aggregate Cash Amount payable hereunder with respect to Company Options and Company RSU Awards (without interest and subject to deduction for any required withholding Tax as contemplated in Section 3.7) (e.g(e) ., with respect to payments made to a current or former Company employee); provided, however, that to the extent that withholding taxes are not required to be deducted and withheld by applicable Law (e.g., the holder of a Company Option is not, and was not at any time during the vesting period of the Company Option, an employee of the Company or its Subsidiary for employment tax purposes), the consideration payable pursuant to Section 3.5 with respect to such Company Option or Company RSU Award shall be deposited in the Payment Fund and paid by the Paying Agent in the manner described in this Section 3.6.

(e) Transfer Books; No Further Ownership Rights in Company Common Stock. At the Effective Time, the stock transfer books of the Company shall be closed and thereafter there shall be no further registration of transfers of Company Common Stock on the records of the Company. From and after the Effective Time, the holders of Certificates outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such Company Common Stock except as otherwise provided for herein or by applicable Law. If, after the Effective Time, Certificates or Book-Entry Shares are presented to the Surviving Company for any reason, they shall be cancelled and exchanged as provided in this Agreement.

(f) Termination of Payment Fund; No Liability. At any time following the date that is twelve (12) months after the Effective Time, Parent shall be entitled to require the Paying Agent to deliver to it any funds (including any interest received with respect thereto) remaining in the Payment Fund that have not been disbursed, or for which disbursement is pending subject only to the Paying Agent’s routine administrative procedures, to holders of Certificates or Book-Entry Shares, and thereafter such holders shall be entitled to look only to the Surviving Company and Parent (subject to abandoned property, escheat or other similar Laws) as general creditors thereof with respect to the applicable Merger Consideration payable upon due surrender of their Certificates or Book-Entry Shares and compliance with the procedures in Section 3.6(c), without any interest thereon. Notwithstanding the foregoing, none of the Surviving Company, Parent or the Paying Agent shall be liable to any holder of a Certificate or Book-Entry Share for any Merger Consideration or other amounts delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.

(g) Lost, Stolen or Destroyed Certificates. In the event that any Certificates shall have been lost, stolen or destroyed, the Paying Agent shall issue in exchange for such lost, stolen or destroyed Certificates, upon the making of an affidavit of that fact by the holder thereof, the applicable Merger Consideration payable in respect thereof pursuant to Section 3.4 hereof.

3.7 Withholding Rights. Parent and the Surviving Company shall be entitled to deduct and withhold, or cause the Paying Agent or any other applicable withholding agent to deduct and withhold, from the Merger Consideration (including any Milestone Payments in respect of the CVR) or any other payments made in connection with this Agreement or the CVR Agreement, as applicable, payable to a holder of Company Common Stock, Company Options, Company RSU Awards or Company Warrants or any other payee pursuant to this Agreement or the CVR Agreement any Taxes required to be withheld or deducted under the Code, or any applicable provisions of state, local or foreign Law. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes of this Agreement or the CVR Agreement, as applicable, as having been paid to the Person in respect of which such deduction and withholding were made.

3.8 Further Actions. If, at any time after the Effective Time, any further action is reasonably determined by Parent to be necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Company with full right, title and possession of and to all rights and property of Purchaser and the Company, the officers and directors of the Surviving Company and Parent shall be fully authorized (in the name of Purchaser, in the name of the Surviving Company and otherwise) to take such action.

ARTICLE IVREPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except (i) as disclosed in the sections or subsections of the letter delivered by the Company to Parent on the date of this Agreement (the “Company Disclosure Letter”) corresponding to the particular Section or subsection in this Article IV or (other than with respect to the representations and warranties contained in Sections 4.1, 4.2(a), 4.2(c), 4.2(d), 4.3, 4.4, 4.5, 4.10, 4.24 or 4.25) otherwise disclosed in any other section or subsection of the Company Disclosure Letter to the extent it is reasonably apparent on the face of such disclosure that such matter is applicable to qualify such representation and warranty, or (ii) as disclosed in any Company SEC Reports filed with or furnished to the SEC on or after January 1, 2023 and publicly available on EDGAR prior to the date hereof (excluding any disclosure under the heading “Risk Factors” or “Forward-Looking Statements” (and other disclosures to the extent predictive, cautionary or forward-looking in nature but, for the purpose of clarification, including and giving effect to any factual or historical statements included in any such statements)), the Company hereby represents and warrants to Parent as follows:

4.1 Organization and Qualification.

(a) The Company is duly organized and validly existing and in good standing under the Laws of the State of Delaware. The Company has all requisite corporate power and authority to own, lease and operate its properties and conduct its business as currently conducted, except for such failures to be in good standing or have such power that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. The Company is duly qualified and in good standing as a foreign corporation or other entity authorized to do business in each of the jurisdictions in which the character of the properties owned or held under lease by it or the nature or conduct of the business transacted by it makes such qualification necessary, except for such failures to be so qualified and in good standing that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(b) Section 4.1(b) of the Company Disclosure Letter sets forth a true and complete list of each Subsidiary of the Company, including its jurisdiction of incorporation or formation, officers and directors, issued and outstanding equity interests and the holder(s) of such equity interests. Each Subsidiary of the Company is duly organized and validly existing and in good standing (to the extent such concepts are recognized in the applicable jurisdiction) under the Laws of its jurisdiction of organization, with all corporate or entity power and authority to own, lease and operate its properties and conduct its business as currently conducted, except for such failures to be in good standing or have such power that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. Each Subsidiary of the Company is duly qualified and in good standing as a foreign corporation or other entity authorized to do business in each of the jurisdictions in which the character of the properties owned or held under lease by it or the nature or conduct of the business transacted by it makes such qualification necessary, except for such failures to be so qualified and in good standing that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(c) The Company has heretofore made available to Parent true, correct and complete copies of the certificate of incorporation and the bylaws (or similar organizational or governing documents) as currently in effect for the Company and its Subsidiary.

(d) Except as set forth on Section 4.1(d) of the Company Disclosure Letter, neither the Company nor its Subsidiary, directly or indirectly, owns any interest in any Person other than the Company’s Subsidiary (other than interests held for passive investment purposes).

4.2 Capitalization.

(a) As of the date of this Agreement, the authorized capital stock of the Company consists of 150,000,000 Company Shares and 10,000,000 shares of Company Preferred Stock. At the close of business on August 22, 2025 (the “Capitalization Date”), (i) 53,678,797 Company Shares were issued and outstanding; (ii) no shares of Company Preferred Stock were issued and outstanding, (iii) 7,188,430 Company Shares were subject to issuance pursuant to outstanding Company Options, (iv) 1,355,716 Company Shares were subject to issuance pursuant to outstanding Company RSU Awards, (v) 2,552,048 Company Shares were reserved for future issuance under the Company Stock Plans (other than the Company ESPP), (vi) 1,424,251 Company Shares were reserved for future issuance under the Company ESPP and (vii) 1,316,345 Company Shares were reserved for future issuance upon the exercise of outstanding Company Warrants. From the Capitalization Date to the execution of this Agreement, the Company has not issued any Company Shares except pursuant to the exercise of the purchase rights under the Company ESPP, the exercise of Company Options or Company Warrants or the settlement of Company RSU Awards outstanding as of the Capitalization Date in accordance with their terms. All of the outstanding Company Shares have been duly authorized and validly issued and are fully paid and nonassessable and are free of preemptive rights. The weighted average exercise price of the Company Options outstanding as of the Capitalization Date was $5.97.

(b) Section 4.2(b) of the Company Disclosure Letter contains a true, correct and complete list, as of the Capitalization Date, of all Company Stock Awards, indicating as applicable, with respect to each Company Stock Award then outstanding, the name of the holder of the Company Stock Award, the type of Company Stock Award, the number of Company Shares subject to such Company Stock Award, the grant date for such Company Stock Award, the exercise or purchase price, expiration date of such Company Stock Award, whether or not it is subject to performance based vesting and the applicable Company Stock Plan.

(c) Except for the conversion privileges of the Company Stock Awards, the purchase rights under the Company ESPP and the Company Warrants, as of the close of business on the Capitalization Date, there are no outstanding (i) securities of the Company convertible into or exchangeable for shares of capital stock or voting securities or ownership interests in the Company, (ii) options, warrants, rights, stockholder rights plans (or similar plan commonly referred to as a “poison pill”) or other agreements or commitments requiring the Company to issue, or other obligations requiring the Company to issue, any capital stock, voting securities or other ownership interests in (or securities convertible into or exchangeable for capital stock or voting securities or other ownership interests in) the Company (or, in each case, the economic equivalent thereof), (iii) obligations requiring the Company to grant, extend or enter into any subscription, warrant, right, convertible or exchangeable security or other similar agreement or commitment relating to any capital stock, voting securities or other ownership interests in the Company (the items in clauses (i), (ii) and (iii), together with the capital stock of the Company, being referred to collectively as “Company Securities”) or (iv) obligations by the Company to make any payments based on the price or value of the Company Shares. The Company has no outstanding bonds, debentures, notes or other obligations having the right to vote (or convertible into, or exchangeable or exercisable for, securities having the right to vote) with Company Stockholders on any matter.

(d) Except for the Company Stock Awards and Company Warrants in accordance with their terms, as of the close of business on the Capitalization Date, (i) there were no outstanding obligations requiring the Company or its Subsidiary to purchase, redeem or otherwise acquire any Company Securities; (ii) there were no voting trusts or other agreements or understandings to which the Company or its Subsidiary is a party with respect to the voting of capital stock of the Company; and (iii) all outstanding securities of the Company have been offered and issued in compliance in all material respects with all applicable securities Laws, including the Securities Act and “blue sky” Laws.

4.3 Corporate Power; Enforceability. The Company has all requisite corporate power and authority to execute and deliver this Agreement, to perform its covenants and obligations hereunder and, assuming the accuracy of the representation set forth in the first sentence of Section 5.6, to consummate the Transactions. The execution and delivery by the Company of this Agreement, the performance by the Company of its covenants and obligations hereunder and, assuming the accuracy of the representation set forth in the first sentence of Section 5.6, the consummation by the Company of the Transactions have been duly and validly authorized by all necessary corporate action on the part of the Company, and, except for the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, no additional corporate proceedings or actions on the part of the Company are necessary to authorize the execution and delivery by the Company of this Agreement, the performance by the Company of its covenants and obligations hereunder or the consummation of the Transactions. This Agreement has been duly and validly executed and delivered by the Company and, assuming the due authorization, execution and delivery by the other Parties hereto, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except that such enforceability (a) may be limited by applicable bankruptcy, insolvency, reorganization, moratorium and other similar Laws affecting or relating to creditors’ rights generally, and (b) is subject to general principles of equity (collectively, the “Enforceability Exceptions”).

4.4 Company Board Approval. The Company Board, at a meeting duly called and held at which all of the directors of the Company were present, unanimously (i) determined that this Agreement and the Transactions are advisable and fair to, and in the best interest of, the Company and the Company Stockholders, (ii) agreed that the Merger shall be subject to Section 251(h) of the DGCL, (iii) approved the execution, delivery and performance by the Company of this Agreement and the consummation of the Transactions, and approved the CVR Agreement and the transactions contemplated thereby, and (iv) resolved to recommend that the holders of Company Shares accept the Offer and tender their Company Shares to Purchaser pursuant to the Offer.

4.5 No Vote Required. Assuming the Merger is consummated in accordance with Section 251(h) of the DGCL and assuming the accuracy of the representation set forth in the first sentence of Section 5.6, no vote of the Company Stockholders is necessary to adopt this Agreement and consummate the Transactions.

4.6 Consents and Approvals; No Violation.

(a) Assuming the accuracy of the representation set forth in the first sentence of Section 5.6, neither the execution and delivery of this Agreement by the Company, the performance by the Company of its covenants and obligations hereunder nor the consummation of the Transactions will (a) violate or conflict with or result in any breach of any provision of the Company Charter or the bylaws of the Company (or other similar governing documents) or its Subsidiary, (b) require any Permit of, or filing with or notification to, any Governmental Authority except (i) as required pursuant to the applicable requirements of the Securities Act, the Exchange Act or the rules and regulations promulgated thereunder, and state securities Laws or “blue sky” Laws, (ii) as may be required under the HSR Act or any applicable foreign Antitrust Laws, (iii) the filing and recordation of appropriate merger documents as required by the DGCL, including the filing of the Certificate of Merger with the Secretary of State of the State of Delaware or (iv) the applicable requirements of NASDAQ, (c) violate, conflict with, or result in a breach of any provisions of, or require any Consent or result in a default (or give rise to any right of termination, cancellation, modification or acceleration or any event that, with the giving of notice, the passage of time or otherwise, would constitute a default or give rise to any such right) under any of the terms, conditions or provisions of any Material Contract, (d) result in (or, with the giving of notice, the passage of time or otherwise, would result in) the creation or imposition of any Lien on any asset of the Company or its Subsidiary (other than Permitted Liens or a Lien created by Parent or its Affiliates) or (e) violate any Law or Order applicable to the Company or its Subsidiary or by which any of their respective assets are bound, except, in the case of clauses (b) through (e), inclusive, as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

4.7 Reports; Financial Statements.

(a) Since January 1, 2023, the Company has filed or furnished all reports, schedules, forms, statements and other documents required by applicable Law to be filed or furnished by it with the SEC (as amended or supplemented since the time of filing, the “Company SEC Reports”), all of which have complied as of their respective filing dates (and, in the case of registration statements, as of the dates of effectiveness) or, if amended, supplemented or superseded by a subsequent filing, as of the date of the last such amendment, supplement or superseding filing, in all material respects with all applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act. No executive officer of the Company has failed in any respect to make the certifications required of him or her under Sections 302 or 906 of the Sarbanes-Oxley Act with respect to any Company SEC Report. As of their respective dates (or, to the extent that information contained in such Company SEC Report has been amended or supplemented by a later filed Company SEC Report prior to the date of this Agreement, as of the date of such amendment or supplement) none of the Company SEC Reports contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, that no representation is made as to the accuracy of any financial projections or forward-looking statements or the completeness of any information filed or furnished by the Company to the SEC solely for the purposes of complying with Regulation FD promulgated under the Exchange Act. As of the date of this Agreement, there are no outstanding or unresolved comments in comment letters received from the SEC staff with respect to the Company SEC Reports. To the Knowledge of the Company, (i) none of the Company SEC

Reports is the subject of ongoing SEC review and (ii) there are no inquiries or investigations by the SEC or any internal investigations pending or threatened, in each case regarding any accounting practices of the Company and its Subsidiary. No current or former executive officer of the Company has failed to make the certifications required of him or her under Rule 13a-14 or 15d-14 promulgated under the Exchange Act or Section 302 or 906 of the Sarbanes-Oxley Act with respect to any Company SEC Report since January 1, 2023.

(b) The audited and unaudited financial statements, including the related notes and schedules thereto, of the Company included (or incorporated by reference) in the Company SEC Reports (i) complied as to form in all material respects with the applicable accounting requirements and the applicable published rules and regulations of the SEC with respect thereto in effect at the time of such filing, (ii) have been prepared in accordance with GAAP (except as may be described in the notes to such financial statements or, in the case of unaudited interim financial statements, as may be permitted by the SEC on Form 10-Q or any successor form under the Exchange Act) applied on a consistent basis throughout the periods involved and (iii) fairly present in all material respects the consolidated financial position of the Company and its Subsidiary as of their respective dates, and the stockholders’ equity, results of operations and changes in financial position or cash flows for the periods presented therein (subject, in the case of the unaudited financial statements, to the absence of footnotes and normal year-end audit adjustments). As of the date of this Agreement, the Company does not intend to correct or restate, and to the Knowledge of the Company, there is not any reasonable basis to correct or restate, any of the audited consolidated financial statements or unaudited interim financial statements (including, in each case, the notes, if any, thereto) of the Company filed in or furnished with the Company SEC Reports.

(c) The Company maintains, and at all times since January 1, 2023, has maintained, a system of internal control over financial reporting (as defined in Rule 13a-15 under the Exchange Act) which is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, and includes those policies and procedures that: (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company and its Subsidiary; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and that receipts and expenditures are being made only in accordance with authorizations of management and the Company Board; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of the Company or its Subsidiary that could have a material effect on the financial statements. Neither the Company, nor, to the Knowledge of the Company, the Company’s independent accountant, has identified or been made aware of (A) any significant deficiencies and material weaknesses in the design or operation of “internal control over financial reporting” that would be reasonably likely to adversely affect in any material way the Company’s ability to record, process, summarize and report financial information and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s “internal control over financial reporting.” The Company’s management has completed an assessment of the effectiveness of the Company’s system of internal control over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act for the fiscal year ended December 31, 2024, and, except as set forth in the Company SEC Reports filed prior to the date of this Agreement, that assessment concluded that those controls were effective.

(d) The Company maintains and since January 1, 2023, has maintained “disclosure controls and procedures” as defined in and required by Rule 13a-15(e) or 15d-15(e) under the Exchange Act that are reasonably designed to ensure that all information required to be disclosed in the Company’s reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that all such information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and to enable the principal executive officer of the Company and the principal financial officer of the Company to make the certifications required under the Exchange Act with respect to such reports.

(e) The Company is in compliance in all material respects with all current listing and corporate governance requirements of NASDAQ, and is in compliance in all material respects with all rules, regulations and requirements of the Sarbanes-Oxley Act.

(f) Neither the Company nor its Subsidiary is a party to, or has entered into any Contract to become a party to, any joint venture, off-balance sheet partnership or any similar Contract (including any Contract relating to any transaction or relationship between or among the Company or its Subsidiary, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K of the SEC), where the result, purpose or intended effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, the Company in the Company’s audited financial statements or other Company SEC Reports).

(g) Since January 1, 2023, there have not been any disagreements with the current or former independent accountants engaged as the principal accountants to audit the Company’s consolidated financial statements on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement(s), if required to be disclosed in the Company SEC Reports pursuant to the published rules and regulations of the SEC applicable thereto, were not so disclosed in a timely manner.

4.8 No Undisclosed Liabilities. Other than as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, the Company and its Subsidiary do not have any Liabilities, except for (a) liabilities disclosed on the Company’s audited balance sheet as of December 31, 2024, including the footnotes thereto, including in the Company’s Annual Report on Form 10-K for the period ended December 31, 2024, (b) liabilities incurred in the ordinary course of business since December 31, 2024 (none of which is a liability resulting from a breach of contract, breach of warranty, tort, infringement or misappropriation), (c) performance obligations on the part of the Company or its Subsidiary pursuant to the terms of any Material Contract (other than liabilities or obligations due to breaches thereunder) and (d) liabilities arising out of or in connection with this Agreement and the Transactions.

4.9 Absence of Certain Changes. (a) Since December 31, 2024, through the date of this Agreement, the Company and its Subsidiary have not suffered any Company Material Adverse Effect. (b) Since December 31, 2024, the Company and its Subsidiary have conducted their respective businesses in all material respects in the ordinary course of business and in a manner consistent with past practice, except for the negotiation, execution, delivery and performance of this Agreement. (c) Since December 31, 2024, neither the Company nor its Subsidiary has suffered any material loss, damage, destruction or other casualty affecting any of its material properties or assets, whether or not covered by insurance. Since June 30, 2025 until the date of this Agreement, none of the Company and its Subsidiaries have taken any actions which, had such actions been taken after the date of this Agreement, would have required the written consent of Parent pursuant to clauses (xiv) or (xvi) of Section 6.1.

4.10 Brokers; Certain Expenses. Except for the advisor set forth on Section 4.10 of the Company Disclosure Letter (the “Company Financial Advisor”), whose fees and expenses shall be paid by the Company, no broker, finder, investment banker or financial advisor is or would be entitled to receive any brokerage, finder’s, financial advisor’s, transaction or other fee or commission in connection with this Agreement or the Transactions based upon agreements made by or on behalf of the Company or its Subsidiary or any of their respective officers, directors or employees. The Company has made available to Parent a true and complete copy of all Contracts between the Company and the Company Financial Advisor pursuant to which the Company Financial Advisor is entitled to any payment(s) from the Company relating to the Transactions.

4.11 Employee Benefit Matters/Employees.

(a) Section 4.11(a) of the Company Disclosure Letter sets forth a complete list as of the date of this Agreement of each material Plan. For purposes of this Agreement, “Plan” means, collectively, each (i)

“employee benefit plan” as that term is defined in Section 3(3) of ERISA, whether or not subject to ERISA, (ii) employment, individual consulting, pension, retirement, postretirement or retiree welfare arrangement, profit sharing, deferred compensation, employee loan, stock option, change in control, retention, equity or equity-based compensation, stock purchase, employee stock ownership, severance pay, vacation, tax gross ups, bonus or other compensatory incentive plans, programs, policies or agreements and (iii) medical, vision, employee assistance, dental or other health and welfare plans, life insurance plans, or fringe benefit plans, in each case, sponsored, maintained or contributed to by the Company or any of its Affiliates or under which the Company or any of its Affiliates has or reasonably may have any obligation or Liability, excluding any plan or program that is sponsored solely by a Governmental Authority to which the Company or any of its Affiliates contributes pursuant to applicable Law (collectively, the “Plans”), other than any Plan that is an employment offer letter, employment agreement or individual independent contractor or consultant agreement that is terminable upon no more than thirty (30) days’ notice without further Liability (or such other period provided by applicable law) and does not provide any retention, change in control or severance payments or benefits. With respect to the Plans listed on Section 4.11(a) of the Company Disclosure Letter, to the extent applicable, correct and complete copies of the following have been made available to Parent by the Company: (A) the written Plan document, if applicable, including amendments thereto; (B) the most recent annual report on Form 5500 filed with respect to each Plan for which a Form 5500 filing is required by applicable Law; (C) the most recent summary plan description for each Plan for which a summary plan description is required by applicable Law and all related summaries of material modifications; (D) the most recent IRS determination, notification, or opinion letter, if any, received with respect to any applicable Plan; (E) the last three (3) years of non-discrimination testing results; and (F) all non-routine correspondence to and from any Governmental Authority within the last three (3) years.

(b) Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, (i) each Plan that is intended to be qualified under Section 401(a) of the Code either has received a favorable determination letter from the IRS or may rely upon a favorable prototype opinion letter from the IRS as to its qualified status and, to the Knowledge of the Company, no event or omission has occurred that would cause any Plan to lose such qualification or require corrective action to maintain such qualification, (ii) each Plan and any related trust complies and has been maintained and administered in material compliance with the applicable provisions of ERISA, the Code and other applicable Laws and (iii) as of the date hereof, other than routine claims for benefits, to the Knowledge of the Company, there are no Legal Proceedings, governmental audits or investigations that are currently pending against or involving any Plan or asserting any rights to or claims for benefits under any Plan.

(c) Neither the Company nor any of its Affiliates has, within the past six (6) years, maintained or contributed to, or has been obligated to maintain or contribute to, (i) a Multiemployer Plan or other pension plan subject to Title IV of ERISA or Section 412 of the Code, (ii) a “multiple employer plan” as defined in Section 413(c) of the Code or (iii) a “multiple employer welfare arrangement” within the meaning of Section 3(40) of ERISA.

(d) No Plan provides for post-retirement or other post-employment welfare benefits other than (i) statutory liability for providing group health care continuation coverage as required by Section 4980B of the Code or any similar state Law (“COBRA”) or ERISA or any other applicable Law, (ii) coverage through the end of the calendar month in which a termination of employment occurs or (iii) under an employment offer letter, employment agreement or severance agreement, plan or policy requiring the Company to pay or subsidize COBRA premiums or other post-employment welfare benefits for a terminated employee or the employee’s beneficiaries following such employee’s termination.

(e) Except as set forth in Section 4.11(e) of the Company Disclosure Letter, neither the execution by the Company of this Agreement nor the consummation of the Transactions would reasonably be expected to (either alone or upon occurrence of any additional or subsequent events in connection with the Transaction): (i) entitle any current or former employee, director or individual consultant or independent contractor of the Company to any material payment of compensation; (ii) materially increase the amount of compensation or benefits due to any such employee, director or individual consultant or independent contractor; (iii) accelerate the vesting, funding or time of payment of any material compensation, equity award or other material benefit to any such employee, director or individual consultant or independent contractor; or (iv) result in any payment or benefit with respect to any “disqualified individual” (as defined in Section 280G of the Code) that could be characterized as an “excess parachute payment” within the meaning of Section 280G(b)(1) of the Code.

(f) No Plan provides for any tax “gross-up” or similar “make-whole” payments, reimbursement or other indemnification for any Tax or related interest or penalties as a result of Section 4999 or Section 409A of the Code.

(g) Except as set forth in Section 4.11(g) of the Company Disclosure Letter, all Company employees are employed on an “at-will” basis and their employment can be terminated at any time for any reason without notice or payment of severance or other compensation or consideration being owed to such individual other than amounts owed as of the date of termination or as required under applicable Law. The Company’s relationships with all individuals who act as independent contractors, advisors, or other service providers to the Company can be terminated at any time for any reason upon no more than thirty (30) days advance notice and without any amounts being owed to such individual other than with respect to compensation or payments accrued before the termination. To the Company’s Knowledge, as of the date hereof, no officer, employee, independent contractor, consultant, or advisor (or group of such Persons) intends to terminate his or her employment or service with the Company. To the Company’s Knowledge, no officer, director, employee, independent contractor, consultant, or advisor of the Company is bound by any Contract that purports to limit the ability of such Person (i) to engage in or continue or perform any conduct, activity, duty or practice relating to the business of the Company or (ii) to assign to the Company or to any other Person any rights to any invention, improvement or discovery developed while acting in any capacity for or on behalf of the Company.

(h) There are no actions, suits, claims, charges, complaints, grievances, arbitrations, investigations, unfair labor practice charges, or other Legal Proceedings against the Company pending, or to the Company’s Knowledge, threatened to be brought or filed, by or with any Governmental Authority, arbitrator, or otherwise in connection with the employment or engagement of any current or former employee, applicant, independent contractor, consultant, advisor, or other individual service provider of the Company.

(i) The Company is not, and has never been, a party to any collective bargaining agreement, and there are no labor unions or other organizations representing any employee of the Company and, to the Company’s Knowledge, there is no pending or threatened union organizing campaign being conducted against the Company. There is no pending, nor has there ever been any, labor strike, dispute, walkout, work stoppage, slowdown or lockout with respect to employees of the Company.

(j) Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, the Company is in compliance with all applicable Laws relating to labor, employment, and employment practices, including Laws relating to discrimination, retaliation, harassment, hours of work and the payment of wages or overtime wages, termination of employment, leave of absence rights, immigration, labor relations, classification of workers as employees or independent contractors, classification of employees as exempt or non-exempt, disability rights or benefits, workers’ compensation, unemployment compensation and insurance, whistle-blowing, and working conditions or employee safety or health.

(k) Since January 1, 2022, no claims of discrimination, retaliation, sexual harassment, harassment, or similar misconduct have been made against the Company or a Company officer, director, or supervisory employee regarding actions or omissions of such Person during the course of their employment or engagement with the Company. The Company has not entered into any settlement agreement related to allegations of discrimination, retaliation, sexual harassment, harassment, or similar misconduct by any Company officer, director, or supervisory employee.

4.12 Litigation. As of the date hereof, there is no Legal Proceeding or governmental or administrative investigation, audit, inquiry or action pending or, to the Knowledge of the Company, threatened against the Company or its Subsidiary that, individually or in the aggregate, would reasonably be expected to have a Company Material Adverse Effect. Neither Company nor its Subsidiary is subject to any outstanding Order that, individually or in the aggregate, would reasonably be expected to have a Company Material Adverse Effect. There is no Legal Proceeding pending or, to the Knowledge of the Company, threatened seeking to impose any legal restraint on or prohibition against the Transactions or that, if resolved adversely, would have the effect of preventing or materially delaying or making illegal, the Transactions.

4.13 Tax Matters. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect:

(a) (i) The Company and its Subsidiary have timely filed all Tax Returns required by applicable Tax Law to be filed by or with respect to the Company or its Subsidiary with any Taxing Authority (taking into account any extensions of time within which to file such Tax Returns) and (ii) all such Tax Returns are complete and accurate in all respects. The Company and its Subsidiary have timely paid, or caused to be timely paid, all Taxes required by applicable Tax Law to be paid by or with respect to them (whether or not shown on any Tax Returns), other than Taxes being contested in good faith by appropriate proceedings for which appropriate reserves have been reflected in accordance with GAAP in the financial statements of the Company that are included in the Company SEC Reports. There are no Liens in respect of Taxes with respect to any assets or properties of the Company or its Subsidiary, except for Permitted Liens.

(b) There are no pending or threatened audits, examinations, assessments or other proceedings in respect of Taxes of the Company or its Subsidiary by any Taxing Authority, and the Company and its Subsidiary have not received written notice of any audits or proceedings from any Taxing Authority that any such audit or proceeding is contemplated or pending.

(c) The Company and its Subsidiary have not extended (which extension remains outstanding), and there are no outstanding requests, agreements, consents or waivers to extend, the statutory period of limitations applicable to the assessment of any Taxes or Tax deficiencies against the Company or its Subsidiary, other than pursuant to extensions of time to file Tax Returns obtained in the ordinary course.

(d) The Company and its Subsidiary are not parties to, bound by or subject to any (i) closing agreement within the meaning of Section 7121 of the Code (or any similar provision of state, local or non-U.S. Law), which agreement will be binding on the Company or its Subsidiary after the Closing Date or (ii) private letter ruling of the Internal Revenue Service or comparable ruling of any Taxing Authority.

(e) The Company and its Subsidiary have withheld and paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any Person and have complied with the information reporting and related document maintenance requirements under applicable Laws.

(f) The Company and its Subsidiary have not constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intended to qualify for Tax-free treatment under Sections 355 or 361 of the Code within the past two (2) years prior to the date of this Agreement.

(g) Neither the Company nor its Subsidiary is party to or bound by any Tax sharing, allocation or indemnification agreement or arrangement that would have a continuing effect after the Closing Date (other than such agreements or arrangements with third parties, the primary subject matter of which is not Tax and other than agreements or arrangements solely among the Company and/or its Subsidiary). Neither the Company nor its Subsidiary is or has been a member of an affiliated group (within the meaning of Section 1504(a) of the Code) filing a consolidated U.S. federal income Tax Return (other than a group the common parent of which is or was the Company) nor has any liability for the Taxes of another Person (other than the Company and its Subsidiary) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign applicable Tax Laws) or as a transferee, successor or otherwise by operation of Law.

(h) The Company and its Subsidiary have not been a party to or participated in a transaction that constitutes a “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2) or any similar provision under state or local Law.

(i) The Company and its Subsidiary have not received written notice of any claim made by a Taxing Authority in a jurisdiction where the Company or its Subsidiary do not file a Tax Return of a particular type that the Company or its Subsidiary are subject to taxation of such type by, or required to file any Tax Return with respect to Taxes of such type in, that jurisdiction.

(j) The Company has not been a United States real property holding corporation within the meaning of Section 897(c) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

(k) Neither the Company nor its Subsidiary will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) beginning after the Closing Date as a result of any: (i) change in accounting method or use of an improper accounting method on or prior to the Closing Date; (ii) intercompany transaction or excess loss account described in the Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local or foreign Law) incurred prior to the Closing; (iii) installment sale or open transaction disposition made on or prior to the Closing Date; or (iv) prepaid amount received or deferred revenue realized on or prior to the Closing Date outside the ordinary course of business.

(l) Notwithstanding anything to the contrary in this Agreement, Parent and its Subsidiaries agree and acknowledge that the Company does not make any representations or warranties in respect of the existence, amount, usability or any other aspect of any Tax attributes of the Company from taxable periods (or portions thereof) ending on or before the Closing Date in taxable periods (or portions thereof) following the Closing Date, including, but not limited to, net operating losses, capital loss carryforwards, Tax credit carryforwards, asset bases and depreciation periods.

4.14 Compliance with Law; Permits. Except in each case as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, (a) neither the Company nor its Subsidiary is, and since January 1, 2022, has not been, in conflict with, in default with respect to or in violation of any Laws applicable to the Company or its Subsidiary or by which any property or asset of the Company or its Subsidiary is bound or affected; (b) the Company and its Subsidiary has all Permits required to own, lease or operate their properties and assets and to conduct its businesses and operations as currently conducted and such Permits are valid and in full force and effect; (c) neither the Company nor its Subsidiary has since January 1, 2022 received any written notice from any Governmental Authority threatening to revoke or suspend any such Permit; and (d) the Company and its Subsidiary is in compliance with the terms of such Permits, and there has occurred no violation of, default (with or without notice or lapse of time or both) under or event giving to others any right of revocation, non-renewal, adverse modification or cancellation of (with or without notice or lapse of time or both) any such Permit.

4.15 Environmental Matters. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect:

(a) each of the Company and its Subsidiary is, and at all times since January 1, 2022, has been, in compliance with all applicable Environmental Laws;

(b) there is no Legal Proceeding or Order relating to or arising under Environmental Laws that is pending or, to the Knowledge of the Company, threatened against or affecting the Company or its Subsidiary or any real property currently operated or leased by the Company or its Subsidiary that remains open or unresolved;

(c) neither the Company nor its Subsidiary has since January 1, 2022 received any written notice of or entered into or assumed (by Contract or operation of Law or otherwise), any Liability for the Company relating to or arising under Environmental Laws; and

(d) since January 1, 2022, there have been no Releases of Hazardous Substances on properties currently (or, to the Knowledge of the Company, formerly) owned, operated, occupied or leased by the Company or its Subsidiary that would reasonably be expected to form the basis of any Legal Proceeding or Order relating to or arising under Environmental Laws involving the Company.

4.16 Intellectual Property.

(a) Section 4.16(a) of the Company Disclosure Letter sets forth a true and complete list, as of the date hereof, of all Company Registered Intellectual Property Rights that are Company Owned Intellectual Property Rights together with the name of the current owner(s), the applicable jurisdictions, the date of filing and/or issuance, and the application or registration numbers. Except as otherwise indicated in Section 4.16(a) of the Company Disclosure Letter, the Company is the exclusive owner of all material Company Owned Intellectual Property Rights free and clear of any Liens, other than Permitted Liens. None of the material Company Owned Intellectual Property Rights and to the Knowledge of the Company none of the material Company Licensed Intellectual Property Rights, in each case which are within the Company Registered Intellectual Property Rights, has lapsed or been abandoned, cancelled or expired, except for patents, registrations or applications abandoned or allowed to lapse in the ordinary course of business. To the Knowledge of the Company, each individual associated with the filing and prosecution of patents and applications for any material Company Owned Intellectual Property Rights which are within the Company Registered Intellectual Property Rights has complied in all material respects with all applicable duties of candor and good faith in dealing with any patent office, including the U.S. Patent and Trademark Office, in those jurisdictions where such duties exist. Except as would not, individually or in the aggregate, have a Company Material Adverse Effect, (i) the Company has taken commercially reasonable steps to maintain all material Company Registered Intellectual Property Rights for which it is responsible to maintain and all registration, renewal, maintenance and similar payments that are or have become due with respect to such Company Registered Intellectual Property Rights have been timely paid by or on behalf of the Company and (ii) to the Knowledge of the Company, the party responsible for maintaing all other material Company Registered Intellectual Property Rights has taken commercially reasonable steps to maintain such Company Registered Intellectual Property Rights and all registration, renewal, maintenance and similar payments that are or have become due with respect to such Company Registered Intellectual Property Rights have been timely paid.

(b) To the Knowledge of the Company, the Company owns, or holds valid licenses in, all Intellectual Property Rights that are necessary for the conduct of its business as currently conducted; provided, however, that the foregoing representation is not a representation with respect to non-infringement of Intellectual Property Rights of any third party.

(c) Section 4.16(c) of the Company Disclosure Letter contains a list of all Contracts pursuant to which any Intellectual Property Rights material to the business of the Company as currently conducted is licensed, sold, assigned or otherwise conveyed or provided by a third party to the Company, other than Incidental Contracts (the “In-Licenses”).

(d) Section 4.16(d) of the Company Disclosure Letter contains a list of all Contracts pursuant to which any Company Intellectual Property Rights material to the business of the Company as currently conducted are licensed, sold, assigned, or otherwise conveyed or provided by the Company to a third party, other than Incidental Contracts and other than non- exclusive licenses granted in the ordinary course of business (the “Out-Licenses,” and together with the In-Licenses, the “IP Contracts”).

(e) Each Person who is or was an employee or contractor of the Company or its Subsidiary and who is or was involved in the creation or development of any material Company Owned Intellectual Property Rights has executed a valid agreement containing a present assignment to the Company or its applicable Subsidiary of such employee’s or contractor’s rights to such Company Owned Intellectual Property Rights.

(f) All Company Owned Intellectual Property Rights, and to the Knowledge of the Company, all Company Licensed Intellectual Property Rights, that are material to the Company that have been issued or that have completed registration are subsisting, and, to the Knowledge of the Company, all material Company Registered Intellectual Property Rights that have been issued or that have completed registration are valid and enforceable. Since January 1, 2022, the Company has not received written notice from any third party challenging the validity, registrability, enforceability or ownership of any material Company Registered Intellectual Property Rights, nor is the Company currently a party to any proceeding relating to any such challenge, except for office actions and other ex parte proceedings in the ordinary course of prosecuting or maintaining any material Company Registered Intellectual Property Rights and, to the Knowledge of the Company, no third party has asserted or threatened any such challenge or action. No material Company Owned Intellectual Property Rights which are within the Company Registered Intellectual Property Rights are subject to any pending or outstanding injunction, directive, order, decree, award, settlement or judgment that would reasonably be expected to restrict the ownership, use, validity or enforceability of any such Company Registered Intellectual Property Rights.

(g) To the Knowledge of the Company, the conduct of the Company’s business has not since January 1, 2022 infringed, misappropriated, or otherwise violated the Intellectual Property Rights of any third party, except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. Since January 1, 2022, the Company has not received any written notice from any third party, and, to the Knowledge of Company, there is no other assertion or threat from any third party, that the operation of the business of the Company as is currently conducted infringes, misappropriates or otherwise violates the Intellectual Property Rights of any third party, except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(h) To the Knowledge of the Company, except for any infringements or misappropriations that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, no third party is currently infringing or misappropriating any material Company Intellectual Property Rights. Since January 1, 2022, the Company has not been, and is not currently, a party to any proceeding (i) challenging the validity, registrability, enforceability or ownership of any third party Intellectual Property Rights or (ii) asserting that the operation of the business of any third party, or any third party products or services, infringes or misappropriates any Company Intellectual Property Rights.

(i) To the Knowledge of the Company, the consummation of the Transactions will not result in (i) the grant, assignment or transfer of any right or license to any material Company Intellectual Property Rights to any third party, or (ii) conflict with or impair the Company’s ownership of, use or rights in, to and under any material Company Intellectual Property Rights.

(j) Except as set forth in Section 4.16(j) of the Company Disclosure Letter, no funding, facilities or personnel of any Governmental Authority or any university, college, research institute or other educational institution has been used to create any Company Owned Intellectual Property Rights that are material to the business of the Company as currently conducted where such funding or use of facilities or personnel results in such Governmental Authority or other entity obtaining (i) ownership of or other rights in Intellectual Property Rights that are, or would otherwise constitute, Company Owned Intellectual Property Rights, (ii) licenses, pricing rights, or access rights to any Company Owned Intellectual Property Rights that are material to the business of the Company as currently conducted, (iii) march-in rights or rights to share in revenue associated with Company Owned Intellectual Property Rights that are material to the business of the Company as currently conducted, and (iv) rights to direct manufacturing or to require U.S. manufacturing of products embodying Company Owned Intellectual Property Rights that are material to the business of the Company as currently conducted.

(k) Except as would not, individually or in the aggregate, reasonably be expected to be material to the Company’s or its Subsidiary’s business, the Company and its Subsidiary have taken reasonable steps to maintain the confidentiality of, and to protect against unauthorized disclosure of, any and all material trade secrets and other material confidential information included in Company Intellectual Property Rights. Without limiting the foregoing, to the Knowledge of the Company, each Person which has, or has had, access to any such material trade secrets and other material confidential information included in Company Intellectual Property Rights has executed a written confidentiality agreement that requires such Person to maintain the confidentiality of such Company Intellectual Property Rights, and to the Knowledge of the Company, no such Person has breached in any material respect any such agreement and there has been no material violation, infringement or unauthorized access or disclosure of the foregoing.

4.17 Data Privacy and Security.

(a) The Company and its Subsidiary have, since January 1, 2022, implemented, maintained and materially complied with reasonable administrative and technical safeguards designed to (i) protect the integrity, security and confidentiality of all Sensitive Data processed by or on behalf of the Company or its Subsidiary, and (ii) identify, prevent and mitigate Security Incidents, vulnerabilities, and risks to the security of the IT Systems and Sensitive Data processed by or on behalf of the Company or its Subsidiary. Since January 1, 2022, there have been no: (y) Security Incidents or (z) disruptions to the conduct of its business or other failures of the IT Systems, except for those would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. The IT Systems are (i) in reasonably good working condition, (ii) to the Knowledge of the Company free from malicious code and material security vulnerabilities, and (iii) reasonably sufficient for the operation of the business of the Company and its Subsidiary, as applicable, as currently conducted. Since January 1, 2022, neither the Company nor its Subsidiary has received any written claim or notice from any Person, Governmental Authority, or other third party that a Security Incident may have occurred or is being investigated.

(b) The Company and its Subsidiary are, and since January 1, 2022 have been, in compliance with applicable Data Protection Requirements, except for any noncompliance that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, since January 1, 2022, to the Knowledge of the Company, there have been no unauthorized uses of or access to Personal Information in the possession, custody or control of the Company or its Subsidiary that would require notification of individuals, law enforcement or any Governmental Authority under any applicable Data Protection Law. The Company and its Subsidiary have sufficient rights to permit the Processing of Personal Information by or for the Company and its Subsidiary, as applicable, as currently conducted, except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. Neither the execution, delivery, or performance of this Agreement, nor the disclosure or transfer of Personal Information to Parent in connection with the transactions contemplated by this Agreement, will violate any applicable Data Protection Requirements, except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. Since January 1, 2022 until the date hereof, neither the Company nor its Subsidiary has received written communication from any Person, Governmental Authority or other third party that alleges that the Company is not in compliance with any Data Protection Laws, except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. Neither the Company nor its Subsidiary is a covered entity or a business associate, as defined under HIPAA.

4.18 Properties.

(a) Neither the Company nor its Subsidiary owns, or has ever owned, any real property.

(b) The Company has made available to Parent true, correct and complete copies of all leases, subleases, licenses, occupancy agreements and other agreements under which the Company or its Subsidiary uses or occupies or has the right to use or occupy, now or in the future, any real property (including all modifications, amendments, supplements, waivers and side letters thereto) (the “Real Property Leases”). Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, (i) each Real Property Lease is valid and binding on the Company and, to the Knowledge of the Company, each other party thereto, and is in full force and effect, subject to the Enforceability Exceptions, (ii) all rent and other sums and charges payable by the Company or its Subsidiary as tenants thereunder are current, (iii) no termination event or condition or uncured default of a material nature on the part of the Company or, if applicable, its Subsidiary or, to the Knowledge of the Company, the landlord thereunder, exists under any Real Property Lease, (iv) the Company and its Subsidiary has a good and valid leasehold interest in each parcel of real property leased by it free and clear of all Liens, except Permitted Liens and (v) neither the Company nor its Subsidiary has received written notice of any pending, and to the Knowledge of the Company, there is no threatened, condemnation with respect to any property leased pursuant to any of the Real Property Leases.

(c) Except as would not reasonably be expected to have a Company Material Adverse Effect, each of the Company and its Subsidiary has title to, or a valid leasehold interest in, as applicable, all personal property used in their respective businesses free and clear of any Liens, except for Permitted Liens. Such personal property and leased real property (taken as a whole) is in good operating condition and repair, ordinary wear and tear and deferred maintenance excepted, and except for such failures to be in good operating condition and repair which would not reasonably be expected to have a Company Material Adverse Effect.

4.19 Material Contracts.

(a) Section 4.19(a) of the Company Disclosure Letter sets forth a true, correct and complete list, as of the date hereof, and the Company has made available to Parent (or Parent’s outside counsel) true, correct and complete copies of, each Contract (together with all amendments thereto and waivers thereunder) (other than Plans), which is in effect as of the date hereof (or pursuant to which the Company or its Subsidiary have any continuing material obligations thereunder) and under which the Company or its Subsidiary is a party or by which the Company or its Subsidiary or any of their respective properties or assets is bound, that:

(i) would be required to be filed by the Company as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act or disclosed by the Company on a Current Report on Form 8-K;

(ii) involves, by its terms, or is reasonably likely to involve aggregate payments by the Company or its Subsidiary or aggregate payments payable to the Company or its Subsidiary under such Contract of more than $1,000,000 during the 12-month period ending on December 31, 2025 (including by means of royalty payments), other than Contracts made in the ordinary course of business;

(iii) contains covenants that limit in any material respect the freedom of the Company or its Subsidiary to compete or engage in any line of business or in any geographic area;

(iv) grants any right of first refusal, right of first offer, right of first negotiation, option or similar right with respect to any equity interests or material assets or business of the Company;

(v) contains any covenant, commitment or other obligation granting any third party any exclusive rights with respect to any Company Intellectual Property Rights;

(vi) provides for or governs the formation, creation, operation, management or control of any partnership, collaboration or joint venture that is material to the business of the Company and its Subsidiary, taken as a whole;

(vii) (A) is an IP Contract or (B) provides for the joint development of products or technology with a third party which is material to the business of the Company;

(viii) is a coexistence agreement, settlement agreement, a covenant not to sue or a similar agreement, in each case under which the Company is restricted in its right to use, enforce or register any material Company Intellectual Property Rights;

(ix) involves the acquisition or disposition, directly or indirectly (by merger or otherwise), of a business or capital stock or other equity interest or asset of another Person that has continuing contingent consideration payment obligations by the Company or its Subsidiary;

(x) constitutes a manufacturing, supply, distribution, development, commercialization or marketing agreement that provides for minimum payment obligations by the Company or its Subsidiary of at least $250,000 during the 12-month period ending on December 31, 2025;

(xi) relates to Indebtedness having an outstanding principal amount in excess of $250,000;

(xii) that is a collective bargaining agreement or other Contract with any labor organization;

(xiii) provides for the employment or engagement of (A) any director or officer of the Company or (B) any employee, independent contractor, consultant, or advisor of the Company providing for an annual base salary in excess of $250,000, in each case that is not immediately terminable by the Company at-will without notice, severance, cost or other Liability;

(xiv) provides for retention payments, change of control payments, severance, accelerated vesting or any other payment or benefit that may or will become due as a result of the transactions contemplated by this Agreement;

(xv) constitutes an agreement with any Federal Health Care Program or third-party payor;

(xvi) constitutes any federal or state drug rebate or discount agreements;

(xvii) constitutes an agreement with a third-party professional employer organization, employer of record, staffing agency, or similar organization;

(xviii) is with any Affiliate of the Company or its Subsidiary, director, executive officer (as such term is defined in the Exchange Act), holder of 5% or more of Company Common Stock or any of their Affiliates (other than the Company) or immediate family members (other than offer letters for employment that can be terminated at will, without severance obligations);

(xix) involves the lease or sublease of any real property;

(xx) (A) involves the settlement of any pending or threatened claim, action or proceeding, (B) is a separation agreement with any employee, independent contractor, consultant, advisor or other Person under which the Company has any current actual or potential Liability, or (C) is a settlement agreement, corporate integrity agreement, voluntary resolution agreement, Corrective and Preventive Action, consent decree, or other similar agreement with any Governmental Authority; or

(xxi) to the extent not disclosed in response to any of clauses (i) through (xx) above, the breach or termination of which would reasonably be expected to have or result in a Company Material Adverse Effect.

Each Contract of the type described in clauses (i) through (xxi) above, other than a Plan, is referred to herein as a “Material Contract.”

(b) Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, (i) each Material Contract is valid and binding on the Company or the Subsidiary of the

Company that is party thereto and, to the Knowledge of the Company, each other party thereto, and is in full force and effect, subject to the Enforceability Exceptions, (ii) the Company and its Subsidiary have complied with all obligations required to be performed or complied with by them under each Material Contract, (iii) there is no default or breach under any Material Contract by the Company or its Subsidiary, or, to the Knowledge of the Company, by any other party thereto, and (iv) neither the Company nor its Subsidiary, nor, to the Knowledge of the Company, any other party to a Material Contract has taken or failed to take any action that with or without notice, lapse of time or both would constitute a default or breach under such Material Contract, (v) neither the Company nor its Subsidiary has received any written notice from any third party to any Material Contract that such party intends to terminate such Material Contract for any default or alleged default thereunder and (vi) there are no unresolved disputes in writing between the Company or its Subsidiary and another Person with respect to any Material Contract.

4.20 Regulatory Compliance.

(a) Except in each case as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, (i) the Company and its Subsidiary are, and since January 1, 2022, have been, in compliance with all Laws applicable to the Company and its Subsidiary, or by which any property, business product or other asset of the Company and its Subsidiary is bound or affected, including all applicable Health Care Laws, and (ii) since January 1, 2022, the Company and its Subsidiary have not received any written notification of any pending or threatened, claim, suit, proceeding, hearing, enforcement, audit, investigation or arbitration from any Governmental Authority, including the FDA, alleging non-compliance by, or Liability of, the Company under any Health Care Laws. The Company and its Subsidiary, are not party to any corporate integrity agreements, monitoring agreements, deferred prosecution agreements, consent decrees, settlement orders or similar agreements with or imposed by any Governmental Authority and, to the Company’s Knowledge, no such action is currently contemplated, proposed or pending.

(b) Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, the Company and its Subsidiary hold such Permits required by the FDA or any other Governmental Authority under applicable Health Care Laws for the conduct of their respective businesses as currently conducted (collectively, the “Regulatory Permits”) and all such Regulatory Permits are in full force and effect.

(c) The development, testing, manufacture, storage, packaging, import, export, advertising, sale and promotion of the Company Products, to the extent such activities are currently being conducted, whether by or on behalf of the Company or its Subsidiary, are being conducted, and at all times since January 1, 2022 have been conducted, in compliance with the terms of all Regulatory Permits and all applicable Health Care Laws, except where the failure to so comply, whether individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect. Except in each case as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, since January 1, 2022, (i) all reports, documents, claims, supplements, and notices required to be filed, maintained, or furnished to any Governmental Authority by the Company and its Subsidiary pursuant to any applicable Health Care Laws or Regulatory Permits have been so filed, maintained or furnished, and (ii) all such reports, documents, claims, supplements and notices were complete and correct on the date filed (or were corrected in or supplemented by a subsequent filing).

(d) The clinical and pre-clinical studies conducted or sponsored by or, to the Knowledge of the Company, on behalf of the Company or its Subsidiary have been and, if still pending, are being conducted in all material respects in accordance with all applicable Health Care Laws and Regulatory Permits. The Company has not received any written notice from the FDA or any other Governmental Authority requiring the termination or suspension of any clinical trials currently being conducted or proposed to be conducted by or on behalf of the Company or its Subsidiary with respect to any Company Product.

(e) Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, since January 1, 2022, neither the Company nor its Subsidiary nor any officer, director, employee or, to the Knowledge of the Company, agent of the Company or such Subsidiary has been convicted of any crime that has previously caused or would reasonably be expected to result in (A) disqualification or debarment by the FDA under 21 U.S.C. Sections 335(a) or (b), or (B) debarment, suspension, or exclusion under any Federal Health Care Programs or by the General Services Administration. Neither the Company nor its Subsidiary, nor any of their respective officers, directors employees, or, to the Knowledge of the Company, contractors or agents is the subject of any pending or threatened investigation by the FDA pursuant to its “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” policy as stated at 56 Fed. Reg. 46191 (September 10, 1991) (the “FDA Application Integrity Policy”) and any amendments thereto, or by any other similar Governmental Authority pursuant to any similar policy. Neither the Company nor its Subsidiary, nor any of their respective officers, directors, employees, or, to the Knowledge of the Company, contractors or agents has committed any act, made any statement or failed to make any statement that would reasonably be expected to provide a basis for the FDA to invoke the FDA Application Integrity Policy or for any similar Governmental Authority to invoke a similar policy with respect to the Company or any Company Product. Since January 1, 2022, neither the Company nor its Subsidiary, nor any of their respective officers, directors, employees, or, to the Knowledge of the Company, contractors or agents has made any materially false statements on, or material omissions from, any notifications, applications, approvals, reports and other submissions to the FDA or any similar Governmental Authority.

(f) (i) Since January 1, 2022, the Company has maintained a compliance program designed to meet the requirements of applicable Health Care Laws and that includes applicable policies, procedures and training for all employees, provided at the time of hire and at least annually thereafter; and (ii) except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, the Company and its Subsidiary operate in compliance with such compliance program.

(g) Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, (i) since January 1, 2022, the Company and its Subsidiary have complied with all applicable requirements of the Federal Health Care Programs and other third-party payors, and (ii) there is no investigation, audit, claim review, or other action pending or, to the Knowledge of the Company, threatened, which could result in a suspension, revocation, termination, restriction, limitation, modification or nonrenewal of any third-party payor agreement or agreement with any Federal Health Care Program, or result in the exclusion of the Company or its Subsidiary from any Federal Health Care Program or third-party payor program.

4.21 Insurance. Section 4.21 of the Company Disclosure Letter sets forth a true, correct and complete list of all currently effective material insurance policies issued in favor of the Company or its Subsidiary. With respect to each insurance policy issued in favor of the Company or its Subsidiary, except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, (a) the policy is in full force and effect and all premiums due thereon have been paid, (b) neither the Company nor its Subsidiary is in breach or default, and neither the Company nor its Subsidiary has taken any action or failed to take any action which, with notice or the lapse of time or both, would constitute such a breach or default, or permit termination or modification of, any such policy, (c) to the Knowledge of the Company, no insurer on any such policy has been declared insolvent by a court or insurance regulator of competent and applicable jurisdiction or placed in receivership, conservatorship or liquidation, and no notice of cancellation or termination has been received with respect to any such policy and (d) as of the date hereof, there are no claims pending under any such policy as to which coverage has been questioned, denied or disputed by the underwriters thereof.

4.22 Anti-Corruption. Neither the Company nor its Subsidiary (nor any of their respective directors, executives, or, to the Knowledge of the Company, their other respective Representatives, agents or employees) has violated the U.S. Foreign Corrupt Practices Act of 1977, the U.K. Bribery Act 2010 or any other applicable anti-corruption law.

4.23 Related Party Transactions. No current director, officer or controlled Affiliate of the Company (a) has outstanding any Indebtedness to the Company or (b) is otherwise a party to, or directly or indirectly benefits from, any Contract, transaction, agreement, arrangement or understanding with the Company (other than a Plan) of a type that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act.

4.24 Opinion of Financial Advisor of the Company. The Company Board (or a committee thereof) has received an oral opinion (to be confirmed by delivery of a written opinion) from the Company Financial Advisor to the effect that, as of the date of such opinion, and based upon and subject to the various assumptions made, procedures followed, matters considered and limitations on the review undertaken in preparing such opinion as set forth therein, the Merger Consideration to be paid to the Company Stockholders in exchange for the Company Shares pursuant to this Agreement is fair, from a financial point of view, to such holders. The Company will make available to Parent solely for informational purposes a signed copy of each such fairness opinion as soon as possible following the execution and delivery of this Agreement. It is agreed and understood that such opinion is for the benefit of the Company Board (in its capacity as such) and may not be relied upon by Parent or Purchaser.

4.25 State Takeover Statutes Inapplicable. Assuming the accuracy of the representation set forth in the first sentence of Section 5.6, the Company Board (or a committee thereof) has taken all necessary actions so that the restrictions on business combinations set forth in Section 203 of the DGCL are not applicable to this Agreement, the Tender Agreements and the Transactions, and to the Knowledge of the Company, no other state takeover statute or similar statute or regulation applies to or purports to apply to this Agreement, the Tender Agreements, the Merger or the other Transactions.

4.26 Customers and Suppliers. Section 4.26(a) of the Company Disclosure Letter sets forth a true and complete list of the top five (5) customers of the Company and its Subsidiary since January 1, 2024 through the date hereof and the aggregate amount of gross/net sales in dollars made by the Company and its Subsidiary to each such customer during such period. Section 4.26(b) of the Company Disclosure Letter sets forth a true and complete list of the top five (5) suppliers of the Company and its Subsidiary since January 1, 2024 through the date hereof and the aggregate purchase volume in dollars made by the Company and its Subsidiary from each such supplier during such period. No such customer and no such supplier of the Company and its Subsidiary has since January 1, 2024 until the date of this Agreement: (i) canceled or otherwise terminated, or made any threat in writing to the Company or its Subsidiary to cancel or otherwise terminate its relationship with the Company or its Subsidiary or (ii) at any time on or after January 1, 2024 until the date of this Agreement, decreased materially, or made any threat in writing to the Company or its Subsidiary to decrease materially, its services or supplies to the Company or its Subsidiary in the case of any such supplier, or its usage of the services of the Company and its Subsidiary in the case of any such customer.

4.27 Information Supplied. Each document required to be filed by the Company with the SEC in connection with the Offer, the Merger and the other Transactions (collectively, the “Company Disclosure Documents”) (including the Schedule 14D-9), and any amendments or supplements thereto, when filed, distributed or disseminated, as applicable, will comply as to form in all material respects with the applicable requirements of the Exchange Act. None of the Company Disclosure Documents will, on the date of such filing, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. In furtherance and not in limitation of the foregoing, none of the information supplied by or on behalf of the Company specifically for inclusion or incorporation by reference in the Offer Documents or the Schedule 14D-9 will, at the time the Offer Documents or the Schedule 14D-9, as applicable, is filed with the SEC, at any time it is amended or supplemented, or at the time it is first distributed or otherwise disseminated to the stockholders of the Company, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. Notwithstanding the foregoing, no representation or warranty is made by the Company with respect to statements made or incorporated by reference in the Offer Documents or the Schedule 14D-9 based on information supplied by or on behalf of Parent, Purchaser or any of its or their Representatives specifically for inclusion or incorporation by reference therein.

4.28 No Other Representations or Warranties. Except for the express written representations and warranties made by the Company contained in this Article IV, except in the event of fraud, neither the Company nor any Representative or other Person on behalf of the Company makes any express or implied representation or warranty with respect to the Company or any of its Affiliates, or the Company’s business, assets, Liabilities, financial condition or results of operations or with respect to any other information provided to Parent or its Affiliates in connection with the Transactions, and Parent and its Subsidiaries expressly disclaim reliance on any representation or warranty of the Company or any other Person other than the representations and warranties expressly contained in this Article IV, except in the event of fraud.

ARTICLE V REPRESENTATIONS AND WARRANTIES OF

PARENT AND PURCHASER

Parent and Purchaser, jointly and severally, hereby represent and warrant to the Company as follows:

5.1 Organization and Qualification. Each of Parent and Purchaser is a legal entity duly organized and validly existing and in good standing under the Laws of the jurisdiction of its organization, and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and conduct its business as currently conducted and is qualified to do business and is in good standing as a foreign corporation or other entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except for such failures to be in good standing or so qualified or to have such power or authority that would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

5.2 Authority. Each of Parent and Purchaser has all necessary corporate power and authority to execute and deliver this Agreement, the CVR Agreement and all other agreements and documents contemplated hereby and thereby to which it is a party, to perform its covenants and obligations hereunder and to consummate the Transactions. The execution, delivery and performance of this Agreement by Parent and Purchaser and the consummation by Parent and Purchaser of the Transactions, have been duly and validly authorized by all necessary corporate action of Parent and Purchaser and no other corporate proceedings on the part of Parent or Purchaser are necessary to authorize the execution and delivery by Parent or Purchaser of this Agreement, the performance by Parent of Purchaser of its covenants and obligations hereunder, or the consummation of, and to consummate, the Transactions. This Agreement has been duly and validly executed and delivered by Parent and Purchaser and, assuming this Agreement constitutes the valid and binding obligation of the Company, constitutes a valid and binding obligation of Parent and Purchaser, enforceable against each of Parent and Purchaser in accordance with its terms, except as enforcement thereof may be limited by the Enforceability Exceptions. The CVR Agreement, when executed and delivered by Parent and, assuming the CVR Agreement constitutes the valid and binding obligation of the Rights Agent, shall constitute a valid and binding obligation of Parent enforceable against Parent in accordance with its terms, except as enforcement thereof may be limited by the Enforceability Exceptions.

5.3 Information Supplied. None of the documents required to be filed by Parent or Purchaser with the SEC in connection with the Offer, the Merger or any of the other Transactions after the date of this Agreement will, on the date of such filing, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. In furtherance and not in limitation of the foregoing, none of the information supplied by or on behalf of Parent or Purchaser specifically for inclusion or incorporation by reference in the Offer Documents or the Schedule 14D-9 will, at the time the Offer Documents or the Schedule 14D-9, as applicable, is filed with the SEC, at any time it is amended or supplemented, or at the time it is first distributed or otherwise disseminated to the Company Stockholders, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. Notwithstanding the foregoing, no representation or warranty is made by Parent or Purchaser with respect to statements made or incorporated by reference in the Offer Documents or the Schedule 14D-9 based on information supplied by or on behalf of the Company or any of its Representatives in writing specifically for inclusion or incorporation by reference therein.

5.4 Consents and Approvals; No Violation. Except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect, the execution and delivery of this Agreement and the CVR Agreement by Parent or Purchaser and the consummation of the Transactions do not and will not, (a) violate or conflict with or result in any breach of any provision of the respective formation or governing documents of any such entity, (b) require any Permit of, or filing with or notification to, any Governmental Authority, except (i) as required pursuant to the applicable requirements of the Securities Act, the Exchange Act or the rules and regulations promulgated thereunder, and state securities Laws or “blue sky” Laws, (ii) as may be required under the HSR Act and any applicable foreign Antitrust Laws, (iii) the filing and recordation of appropriate merger documents as required by the DGCL, including the filing of the Certificate of Merger with the Secretary of State of the State of Delaware or (iv) the applicable requirements of NASDAQ, (c) violate, conflict with or result in a breach of any provision of or require any notice or Consent or result in a default (or give rise to any right of termination, cancellation, modification or acceleration or any event that, with the giving of notice, the passage of time or otherwise, would constitute a default or give rise to any such right) under any of the terms, conditions or provisions of any Contract or obligation to which any such entity or any of their respective Subsidiaries is a party or by which any such entity or any of its Subsidiaries or any of their respective assets may be bound, or (d) violate any Law or Order applicable to any such entity or any of its Subsidiaries or by which any of it or their respective assets are bound.

5.5 Litigation. As of the date hereof, there is no claim, Legal Proceedings, orders, judgments or decrees, or governmental or administrative investigation, review or action pending or, to the Knowledge of Parent, threatened against or relating to Parent or any of its Subsidiaries that would, or seeks to, prevent, materially delay or materially impair the ability of Parent or Purchaser to consummate the Transactions. Neither Parent nor any of its Subsidiaries is subject to any outstanding Order that, individually or in the aggregate, would, or seeks to, prevent, materially delay or materially impair the ability of Parent or Purchaser to consummate the Transactions.

5.6 Interested Stockholder. Neither Parent nor any of its Affiliates (including Purchaser), nor any “affiliate” or “associate” (as such terms are defined in Section 203 of the DGCL) thereof, is, or has been at any time during the period commencing three (3) years prior to the date hereof, an “interested stockholder” of the Company, as such term is defined in Section 203 of the DGCL. Neither Parent nor Purchaser nor any of their Affiliates beneficially owns (as such term is used in Rule 13d-3 promulgated under the Exchange Act) any Company Shares or other securities of the Company or any options, warrants or other rights to acquire securities of, or any other economic interest (through derivative securities or otherwise) in, the Company.

5.7 Financing; Solvency.

(a) On or prior to the date hereof, Parent has delivered to the Company a complete and correct copy of the executed Loan Agreement Amendment, including all exhibits and schedules thereto, as in effect on the date hereof.

(b) The Loan Agreement Amendment is, as of the date hereof, in full force and effect and is the legal, valid and binding obligation of Parent and, to the Knowledge of Parent, the other parties thereto, in each case except as enforcement thereof may be limited against Parent by the Enforceability Exceptions. As of the date hereof, the Loan Agreement Amendment has not been terminated or rescinded in any respect or otherwise amended, supplemented or modified in any respect, and, to the Knowledge of Parent, no such termination, rescission, amendment, supplement or modification is presently contemplated (other than amendments or modifications that are permitted by Section 7.1(a)). The Amendment No. 1 Incremental Term Loan Commitments (as defined in the Loan Agreement Amendment) and the Delayed Draw Commitments (as defined in the Loan Agreement Amendment) have not been withdrawn, terminated or rescinded. Except for the Loan Agreement Amendment and the Amendment No. 1 Closing Payments and Fee Letter (as defined in the Loan Agreement Amendment, a copy of which has been provided to the Company on or prior to the date of this Agreement, which may be redacted with respect to fees and other economic terms (provided that the Parent represents and warrants that the redactions in such fee letter do not permit the imposition of any new conditions (or the expansion of any existing conditions) to obtaining the Debt Financing in the Required Amount on or prior to the Closing Date)), as of the date hereof, there are no side letters or other agreements, contracts or arrangements relating to the Debt Financing that impose any additional conditions or other contingencies thereto, modify any conditions thereto or otherwise affect the availability of the Debt Financing. There are no conditions precedent or other contingencies related to the obligations of the parties thereunder to make the Required Amount of the Debt Financing available to Parent on the Closing Date, other than the Financing Conditions. As of the date hereof, Parent has no reason to believe that it will be unable to satisfy any Financing Condition, nor any reason to believe that any Financing Condition will not be satisfied. As of the date hereof, no event has occurred which, with or without notice, lapse of time or both, would constitute a default or breach on the part of Parent and (to the Knowledge of Parent) any of the other parties thereto, under any term of the Loan Agreement Amendment or the Amended Loan Agreement (as defined in the Loan Agreement Amendment) (provided that Parent is not making any representation or warranty regarding the effect of any inaccuracy of the representations and warranties set forth in Article IV, or the Company’s compliance with its obligations under the terms of this Agreement). Parent has fully paid any and all commitment fees or other fees or deposits required by the Loan Agreement Amendment, the Amendment No. 1 Closing Payments and Fee Letter (as defined in the Loan Agreement Amendment) and the Amended Loan Agreement (as defined in the Loan Agreement Amendment) to be paid on or before the date hereof. Parent acknowledges and agrees that its obligations to consummate the Merger are not subject to a condition that any financing be received by Parent or any of its Affiliates for the consummation of the Transactions.

(c) Assuming (i) the Debt Financing is funded in accordance with the Loan Agreement Amendment, (ii) the accuracy of the representations and warranties set forth in Article IV, and (iii) the performance by the Company of its obligations under this Agreement, the net proceeds of the Debt Financing (when funded in accordance with the Loan Agreement Amendment), together with Parent’s cash on hand, are, in the aggregate, sufficient to (a) pay the aggregate Merger Consideration and (b) pay all other amounts, including fees and expenses, required to be paid at the Closing by Parent in connection with the Transactions and the Debt Financing in accordance with the terms of this Agreement and the Loan Agreement Amendment (such amount, collectively, the “Required Amount”).

(d) Immediately after giving effect to the Transactions, Parent and its Subsidiaries, on a consolidated basis, will be Solvent. For purposes of this Section 5.7, the term “Solvent” with respect to Parent means that, as of any date of determination: (a) the amount of the fair saleable value of the assets of Parent and its Subsidiaries, taken as a whole, exceeds, as of such date, the amount of all Liabilities of Parent and its Subsidiaries, taken as a whole, including contingent and other liabilities, as of such date; (b) the amount of the fair saleable value of the assets of Parent and its Subsidiaries, taken as a whole, is greater than the amount that will be required to pay the probable Liabilities of Parent and its Subsidiaries, taken as a whole (including contingent liabilities), as such debts and other Liabilities become absolute and matured; (c) Parent will not have, as of such date, an unreasonably small amount of capital for the operation of the business in which it is engaged or proposed to be engaged by Parent following such date; and (d) Parent will be able to pay its Liabilities, including contingent and other liabilities, as they mature.

5.8 No Other Operations. Purchaser was formed solely for the purpose of engaging in the Transactions and activities incidental thereto. Since the date of its formation, Purchaser has not engaged in any activities that are not in connection with this Agreement and the Transactions and has no liabilities other than those contemplated by this Agreement.

5.9 Brokers. The Company will not be responsible for any brokerage, finder’s, financial advisor’s or other fee or commission payable to any broker, finder or investment banker in connection with the Transactions based upon arrangements made by and on behalf of Parent or Purchaser.

5.10 Absence of Certain Arrangements. As of the date of this Agreement, other than this Agreement and the Tender Agreements, none of Parent, Purchaser nor any of their respective Affiliates is a party to any Contract, or has authorized, made or entered into or committed or agreed to enter into, any formal or informal arrangements or other understandings (whether or not binding) with any stockholder, director, officer, employee or other Affiliate of the Company (a) relating to (i) this Agreement or the Transactions or (ii) the Surviving Company, its Subsidiary or any of its businesses or operations (including as to continuing employment) from and after the Effective Time or (b) pursuant to which any (i) such holder of Company Shares would be entitled to receive consideration of a different amount or nature than the Offer Price or the Merger Consideration in respect of such holder’s Company Shares, or (ii) such stockholder, director, officer, employee or other Affiliate of the Company or its Subsidiary has agreed to provide, directly or indirectly, equity investment to Parent, Purchaser or the Company to finance any portion of the Transactions.

5.11 No Other Representations or Warranties. Except for the express written representations and warranties made by Parent and Purchaser contained in this Article V, neither Parent nor Purchaser nor any Representative or other Person on behalf of any such entity makes any express or implied representation or warranty with respect to them or any of their Affiliates or any of its or their respective business, assets, Liabilities, financial condition or results of operations or with respect to any other information provided to the Company in connection with the Transactions, and the Company expressly disclaims reliance on any representation or warranty of the Parent, Purchaser or any other Person other than the representations and warranties expressly contained in this Article V. Parent and Purchaser each acknowledge and agree that none of Parent or Purchaser is relying or has relied on (and each of Parent and Purchaser expressly disclaims reliance on) any representation or warranty of any of the Company and any other Person except for the representations and warranties of the Company expressly set forth in Article IV of this Agreement, and that any estimates, projections, predictions, data, financial information, memoranda, presentations or any other materials or information provided or addressed to Parent, Purchaser or any other Person are not and shall not be deemed to be or include representations or warranties of the Company (and have not been relied upon by Parent, Purchaser or any other Person) except (and only to the extent that) an express representation or warranty is made by the Company with respect to such materials or information in an express representation or warranty of the Company set forth in Article IV.

ARTICLE VI COVENANTS

6.1 Conduct of Business of the Company. Except (a) as described in Section 6.1 of the Company Disclosure Letter, (b) as required by applicable Law, (c) as consented to in writing by Parent (which consent shall not be unreasonably withheld, conditioned or delayed) or (d) as required or expressly provided for by this Agreement, during the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement or the Effective Time, (x) the Company will and will cause its Subsidiary to conduct its operations in all material respects according to its ordinary course of business consistent with past practice, and the Company will and will cause its Subsidiary to use its commercially reasonable efforts to preserve intact its business organization, keep available the services of its current officers and key employees and preserve the present relationships with those Persons having significant business relationships with the Company or its Subsidiary, and (y) without limiting the generality of the foregoing, the Company will not, and will not permit its Subsidiary to:

(i) adopt any amendments to its certificate of incorporation or bylaws (or similar organizational or governing documents);

(ii) issue, sell, deliver, grant, pledge, transfer, encumber or agree or commit to issue, sell, deliver, grant, pledge, transfer or encumber (whether through the issuance or granting of options, warrants, commitments, subscriptions, rights to purchase or otherwise) (other than Permitted Liens) any Company Securities or any capital stock, voting securities or other equity or ownership interests in any Subsidiary of the Company, other than Company Shares issuable (A) with respect to the exercise, vesting or settlement of Company Stock Awards outstanding as of the date hereof or granted in compliance with this Agreement, (B) pursuant to the Company ESPP, subject to the Company’s compliance with Section 3.5(c), or (C) upon the exercise or settlement of Company Warrants;

(iii) acquire or redeem or offer to acquire or redeem, directly or indirectly, or amend any Company Securities, other than (A) as provided by any Company Stock Plan, (B) in connection with the satisfaction of exercise price and/or Tax withholding obligations in connection with the vesting, exercise and/or settlement of any Company Stock Award, or (C) the acquisition by the Company of Company Stock Awards in connection with the forfeiture of such Company Stock Awards;

(iv) split, combine, reclassify or otherwise amend the terms of any of its capital stock or other equity interests or declare, set aside, make, accrue or pay any dividend or distribution (whether in cash, stock, property or otherwise) on any shares of its capital stock or any other equity interests in the Company or its Subsidiary, other than dividends paid to the Company or its wholly owned Subsidiary by a wholly owned Subsidiary of the Company with regards to its capital stock or other equity interests;

(v) propose or adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or its Subsidiary, except for the Transactions;

(vi) (A) acquire, by means of a merger, consolidation, recapitalization or otherwise, any business, assets or securities (other than capital expenditures in accordance with subclause (xvi) below and any acquisition of assets, in the ordinary course of business), (B) sell, lease, transfer or otherwise dispose of any material assets of the Company or its Subsidiary with a fair market value in excess of $250,000, except (1) pursuant to Contracts or commitments existing as of the date of this Agreement, (2) sales of products or services in the ordinary course of business, (3) Incidental Contracts, (4) non-exclusive licenses entered into in the ordinary course of business, (5) dispositions of marketable securities in the ordinary course of business, and (6) dispositions or abandonments of immaterial tangible assets in the ordinary course of business, or (C) adopt a plan of complete or partial liquidation, dissolution, recapitalization or restructuring;

(vii) create or form any Subsidiary or enter into any joint venture, partnership, limited liability corporation or similar arrangement;

(viii) incur, assume or otherwise become liable for any indebtedness for borrowed money, or provide any waiver under, or agree to any amendment, waiver or modification of, the Existing Perceptive Credit Agreement or Existing Perceptive RIF Agreement;

(ix) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other Person;

(x) make any loans, advances (other than for ordinary course business expenses) or capital contributions to, or investments in, any other Person (other than respect to wholly owned Subsidiary) in excess of $100,000, except for advancement of expenses pursuant to (x) any indemnification agreement or (y) the Company Charter or bylaws of the Company;

(xi) forgive any loans to any employees, officers or directors of the Company, or any of the Company’s Affiliates;

(xii) change, in any material respect, any financial accounting methods, principles or practices used by it, except as required by GAAP or applicable Law;

(xiii) (A) make, revoke or change any material Tax election, (B) file any material amended Tax Return, (C) settle or compromise any claim relating to a material amount of Taxes of the Company or any Company Subsidiary for an amount materially in excess of amounts reserved, (D) enter into any “closing agreement”

within the meaning of Section 7121 of the Code (or any analogous provision of state, local or foreign Law) relating to a material amount of Taxes, (E) surrender any right to claim a material Tax credit or refund, (F) consent to any extension or waiver of any limitation period with respect to any material claim or assessment for Taxes or (G) adopt or change any material Tax accounting principle, method, period or practice;

(xiv) except as required by applicable Law or expressly required pursuant to a Plan or Contract in effect on the date hereof and set forth on Section 4.11(a) of the Company Disclosure Letter , (A) promise, grant or amend any severance, retention, change in control award, termination benefit, incentive compensation, or similar payment or benefit, (B) increase, modify or amend the compensation or benefits payable to its employees, officers, directors, individual consultants and independent contractors, and other service providers, in each case, with annual base compensation greater than $130,000 or that would, following such increase, modification or amendment, be greater than $130,000, (C) hire or engage any new employees, officers, directors, individual consultants and independent contractors, or other service providers, (D) terminate the employment or engagement (other than for cause), change the title, office or position, or materially reduce the responsibilities or terms and conditions of employment of any employee, officer, director, individual consultant or independent contractor, or other service provider, or (E) adopt, enter into, materially amend or terminate any Plan (or any plan or agreement that would be a Plan if in effect on the date hereof);

(xv) enter into any collective bargaining agreement or other labor Contract;

(xvi) make or authorize any material capital expenditure or incur any obligations, Liabilities or indebtedness in respect thereof, except for (A) those contemplated by the capital expenditure budget for the relevant fiscal year, which capital expenditure budget has been provided or made available to Parent prior to the date of this Agreement and (B) any unbudgeted capital expenditure, in an amount not to exceed $250,000 individually or $500,000 in the aggregate during any fiscal quarter;

(xvii) compromise, settle or release any Legal Proceeding or threatened Legal Proceeding, other than (A) as contemplated by Section 3.4(e) or Section 7.11, (B) any Legal Proceeding relating to a breach of this Agreement or (C) any Legal Proceeding that does not relate to any of the Transactions pursuant to a settlement that (i) results in compromises, settlements or releases that involve only the payment of money damages in an amount not greater than $250,000 individually or $500,000 in the aggregate, in any case without the imposition of any equitable relief on, or the admission of wrongdoing by, the Company or its Subsidiary, or (ii) results solely in a monetary obligation that is funded by an indemnity obligation to, or an insurance policy of, the Company or its Subsidiary and the payment of monies by the Company or its Subsidiary that together with any settlement made under subclause “(i)” are not more than $500,000 in the aggregate (not funded by an indemnity obligation or through insurance policies); provided that this Section 6.1(xvii) shall not permit the Company or its Subsidiary to settle, release, waive or compromise any Legal Proceeding or claim that (x) provides for the grant to any third party of a license or other grant of rights to (or covenant not to sue with respect to) any Intellectual Property Rights or the splitting of any revenues in respect of any Company Product or (y) would impose any restrictions or changes on the business or operations of, or the admission of wrongdoing by, the Company or its Subsidiary;

(xviii) commence any Legal Proceeding, except routine matters in the ordinary course of business or (i) in such cases where the Company reasonably determines in good faith that the failure to commence suit would result in a material impairment of a valuable asset of its business (provided that the Company consults with Parent and considers in good faith the views and comments of Parent with respect to such Legal Proceedings prior to commencement thereof) or (ii) in connection with a breach of this Agreement or any other agreements contemplated hereby or to otherwise enforce the terms of this Agreement or any other agreements contemplated hereby;

(xix) dispose of, sell, license, transfer, assign, encumber, pledge, abandon, dedicate to the public, fail to maintain, or allow to lapse, in whole or in part, any material Company Intellectual Property Rights, other than as required by applicable Law or pursuant to any Incidental Contract;

(xx) enter into a new line of business or abandon or discontinue any existing line of business;

(xxi) renew or enter into any non-compete, exclusivity or similar agreement that would restrict or limit, in any material respect, the Company from engaging or competing in any line of business or geographic area;

(xxii) fail to use commercially reasonable efforts to keep in force insurance policies or replacement or revised provisions regarding insurance coverage with respect to material assets, operations and activities of the Company and its Subsidiary as currently in effect or materially reduce the amount of any insurance coverage provided by existing insurance policies;

(xxiii) adopt or implement any stockholder rights plan or similar arrangement;

(xxiv) except in the ordinary course of business or in connection with any transaction to the extent specifically permitted by any other subclause of this Section 6.1, (A) enter into any Contract that would, if entered into prior to the date hereof, be a Material Contract, except for any statement of work, purchase order or similar ancillary agreement or documentation issued under an existing Material Contract, in each case not in excess of $500,000 individually; or (B) modify, amend or terminate (other than any expiration in accordance with its terms) any Material Contract (or any Contract that would, if entered into prior to the date hereof, be a Material Contract) or waive, release, exercise or assign any material rights, material remedies or material claims thereunder; or

(xxv) authorize, or agree or commit, in writing or otherwise, to take any of the foregoing actions.

Notwithstanding the foregoing, nothing in this Agreement shall give Parent or Purchaser, directly or indirectly, the right to control or direct the business or operations of the Company or its Subsidiary at any time prior to the Effective Time. Prior to the Effective Time, the Company and its Subsidiary shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its business and operations.

6.2 Alternative Proposals; Change in Recommendation.

(a) The Company agrees that it will not, and will cause its Subsidiary and its and their respective directors, officers and employees not to, and will use reasonable best efforts to cause their respective other Representatives not to, directly or indirectly, (i) initiate, solicit, knowingly encourage or knowingly facilitate the submission of any proposal or offer that constitutes, or could reasonably be expected to lead to, an Alternative Proposal; (ii) participate in any discussions or negotiations regarding, or furnish to any other Person any non-public information with respect to or in connection with or for the purpose of soliciting, knowingly encouraging or knowingly facilitating, any proposal or offer that constitutes, or could reasonably be expected to lead to, an Alternative Proposal; (iii) adopt, approve, recommend, submit to stockholders or declare advisable any Alternative Proposal, (iv) enter into any letter of intent, acquisition agreement, agreement in principle or similar agreement with respect to any proposal or offer that constitutes, or could reasonably be expected to lead to, an Alternative Proposal (other than an Acceptable Confidentiality Agreement entered into in compliance with this Section 6.2), (v) release or permit the release of any Person from, or waive or permit the waiver of any provision of, or fail to use reasonable best efforts to enforce or cause to be enforced, any standstill or similar agreement to which the Company is a party, unless the Company Board determines in good faith, after consultation with financial advisors and outside legal counsel, that the failure to do so is inconsistent with the fiduciary duties of the Company Board to the Company Stockholders under applicable Law, (vi) take any action or exempt any Person (other than Parent and its Subsidiaries) from the restriction on “business combinations” or any similar provision contained in applicable takeover Laws or the Company’s organizational or other governing documents or grant a waiver under Section 203 of the DGCL, or (vii) resolve, publicly propose or agree to do any of the foregoing. The Company shall, and shall cause its Subsidiary and its and their Representatives to, (i) immediately cease and cause to be terminated all existing discussions or negotiations with any person conducted prior to the date of this Agreement with respect to any proposal or offer that constitutes, or could reasonably be expected to lead to, an Alternative Proposal and (ii) (A) within three (3) Business Days of the date of this

Agreement, request the prompt return or destruction of all confidential information previously furnished or made available to such persons in connection therewith (and the Company shall use its commercially reasonable efforts to have such information returned or destroyed) and (B) immediately terminate all physical and electronic data room access previously granted to any such person or its Representatives. The Company shall use reasonable best efforts to enforce the terms of each confidentiality agreement with any such person. Notwithstanding anything to the contrary contained in this Section 6.2, if at any time following the date of this Agreement and prior to the Offer Acceptance Time, (x) the Company receives a written Alternative Proposal that the Company Board (or a committee thereof) believes is bona fide, (y) the Company Board (or a committee thereof), after consultation with its financial advisors and outside legal counsel, determines in good faith that such Alternative Proposal constitutes or would reasonably be expected to lead to or result in a Superior Proposal and that failure to take actions described in clauses (1) or (2) of this Section 6.2(a) is inconsistent with the fiduciary duties of the Company Board to the Company Stockholders under applicable Law and (z) such Alternative Proposal was not solicited after the date of this Agreement in violation of this Section 6.2(a), then the Company and its Representatives may (1) furnish information, including confidential information, with respect to the Company and its Subsidiary to the Person making such Alternative Proposal pursuant to a customary confidentiality agreement on terms that, taken as a whole, are not materially more favorable to such Person than the provisions of the Confidentiality Agreement are to Parent (it being understood that such confidentiality agreement need not contain a standstill provision or otherwise prohibit the making, or amendment, of an Alternative Proposal) and that does not prohibit the Company from providing any information to Parent in accordance with or otherwise complying with the Company’s obligations under this Agreement (an “Acceptable Confidentiality Agreement”); provided that an “Acceptable Confidentiality Agreement” shall not include any confidentiality agreement that grants any exclusive right to negotiate with such counterparty; and (2) participate in discussions or negotiations regarding such Alternative Proposal with the Person or group of Persons making such Alternative Proposal. The Company shall promptly notify Parent in advance that it is taking the actions described in preceding clauses (1) or (2). The Company will not, and will cause its Subsidiary and its and their respective directors, officers and employees not to, and will use reasonable best efforts to cause their respective other Representatives not to, disclose any non-public information to such Person unless the Company has, or first enters into, an Acceptable Confidentiality Agreement. The Company shall provide Parent with an accurate and complete copy of the Acceptable Confidentiality Agreement entered into as contemplated by this Section 6.2(a) promptly (and in any event within 24 hours) of the execution thereof. In addition, prior to or substantially concurrently with providing or making available to such other Person any non-public information about the Company and its Subsidiary that was not previously provided or made available to Parent, the Company will provide such non-public information to Parent.

(b) In addition to the obligations of the Company set forth in this Section 6.2, the Company will promptly (and in any event within the shorter of one Business Day and thirty-six (36) hours after receipt) advise Parent in writing of any Alternative Proposal (other than an Alternative Proposal received prior to the date of this Agreement, but including any such Alternative Proposal that is renewed on or following the date of this Agreement) or any inquiries, proposals, offers or requests with respect to or that could reasonably be expected to lead to an Alternative Proposal (including any request for non-public information related to the Company). Such notification shall include the material terms and conditions of any such Alternative Proposal or such inquiry, proposal, offer or request (including the identity of the Person making any such Alternative Proposal or such inquiry, proposal, offer or request) and a copy of any written materials received from such Person or such Person’s Representatives or provided by the Company or its Representatives to such Person or such Person’s Representatives related thereto. The Company will keep Parent reasonably informed of material developments, discussions or negotiations (including with respect to any amendments or proposed amendments to any material terms or conditions) with respect to any such Alternative Proposal. The Company agrees that it will not enter into any confidentiality agreement with any Person subsequent to the date hereof which prohibits the Company from providing any information to Parent in accordance with this Section 6.2 or otherwise prohibits the Company from complying with its obligations under this Section 6.2. The Company further agrees that it will not provide information to any Person pursuant to any confidentiality agreement entered into prior to the date of this Agreement unless such Person agrees prior to receipt of such information to waive any provision that would prohibit the Company from providing any information to Parent in accordance with this Section 6.2 or otherwise prohibit the Company from complying with its obligations under this Section 6.2.

(c) The Company hereby consents to the Offer and represents that the Company Board, at a meeting duly called and held, has unanimously made the Company Board Recommendation. Subject to Section 6.2(d), the Company hereby consents to the inclusion of a description of the Company Board Recommendation in the Offer Documents. Except as otherwise provided in this Section 6.2, prior to Closing the Company Board will not: (i) (A) withhold, withdraw, modify or qualify, or publicly propose to withhold, withdraw, modify or qualify, in any manner adverse to Parent the Company Board Recommendation, (B) publicly approve or recommend, or publicly propose to approve or recommend, any Alternative Proposal, (C) make any public recommendation or public statement in connection with a tender offer or exchange offer other than a recommendation against such offer, or (D) fail to include the Company Board Recommendation in the Schedule 14D-9 (any action described in this Section 6.2(c)(i), being referred to as a “Change in Recommendation”); or (ii) approve, adopt or recommend, or publicly propose to approve, adopt or recommend, or allow the Company or its Subsidiary to execute or enter into, any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement, option agreement, joint venture agreement, partnership agreement, or other similar contract or any tender or exchange offer providing for, with respect to, in connection with, or that could reasonably be expected to lead to any Alternative Proposal or requiring, or that would reasonably expected to cause, the Company to abandon, terminate, materially delay or fail to consummate, or that would otherwise be reasonably likely to materially impede, interfere with or be inconsistent with, the Transactions (other than an Acceptable Confidentiality Agreement) (an “Alternative Acquisition Agreement”). For the avoidance of doubt, a public statement that solely describes the Company’s receipt of an Alternative Proposal and the operation of this Agreement with respect thereto shall not be deemed a Change in Recommendation.

(d) At any time prior to the Offer Acceptance Time, the Company Board may (x) in response to a bona fide written Alternative Proposal that has not been withdrawn or the occurrence of an Intervening Event, make a Change in Recommendation or (y) in response to a bona fide written Alternative Proposal that has not been withdrawn, terminate this Agreement under Section 9.1(i) and enter into an Alternative Acquisition Agreement with respect to such Alternative Proposal; provided that: (1) in the case of such a bona fide written Alternative Proposal, (A) the Company Board determines in good faith, after consultation with its financial advisors and outside legal counsel, that such Alternative Proposal constitutes a Superior Proposal; (B) the Company Board determines in good faith, after consultation with its financial advisors and outside legal counsel, that the failure to take such action would be inconsistent with its fiduciary duties to the Company Stockholders under applicable Law; (C) the Company shall have given Parent a written notice therefor (a “Change in Recommendation Notice”) at least three (3) Business Days prior to effecting a Change in Recommendation or terminating this Agreement pursuant to Section 9.1(i) of its intent to take such action and specifying the reason therefor; (D) prior to effecting such Change in Recommendation or terminating this Agreement pursuant to Section 9.1(i), the Company shall, and shall cause its Representatives to, negotiate in good faith with Parent (to the extent Parent desires to negotiate) during such three (3) Business Day period to make such adjustments in the terms and conditions of this Agreement so that such Alternative Proposal would cease to constitute a Superior Proposal; and (E) no earlier than the end of such three (3) Business Day period, the Company Board determines in good faith (after consultation with its financial advisor(s) and outside legal counsel), after considering any amendments to the terms and conditions of this Agreement proposed by Parent in a binding written offer irrevocably made by Parent during such three (3) Business Day period, that the failure to take such action would be inconsistent with the Company Board’s fiduciary duties to the Company Stockholders under applicable Law (and, in the case of receipt of such Alternative Proposal, that such Alternative Proposal continues to constitute a Superior Proposal); and (2) in the case of an Intervening Event, (A) the Company Board determines in good faith, after consultation with outside counsel, that the failure to take such action would be inconsistent with the fiduciary duties of the Company Board to the Company Stockholders under applicable Law, (B) the Company has provided a Change in Recommendation Notice to Parent prior to effecting a Change in Recommendation of its intent to take such action and specifying the reason at least three (3) Business Days prior to making any such Change in Recommendation; and (C) (i) the Company shall have specified the Intervening Event in reasonable detail,

(ii) the Company shall have given Parent the three (3) Business Days after the Change in Recommendation Notice to propose revisions to the terms of this Agreement or make other proposals so that such Intervening Event would no longer necessitate a Change in Recommendation, and shall have made its Representatives reasonably available to negotiate in good faith with Parent (to the extent Parent desires to negotiate) with respect to such proposed revisions or other proposal, if any, and (iii) after considering any amendments to the terms and conditions of this Agreement proposed by Parent in a binding written offer irrevocably made by Parent during such three (3) Business Day period, if any, after consultation with outside legal counsel, the Company Board shall have determined, in good faith, that the failure to make the Change in Recommendation in response to such Intervening Event is inconsistent with the fiduciary duties of the Company Board to the Company Stockholders under applicable Law. Following delivery of a Change in Recommendation Notice, (i) in the case of a Superior Proposal, in the event of any material change to the financial terms (including any change to the amount or form of consideration payable) or other material revision to the material terms or conditions of such Alternative Proposal or (ii) in the case of an Intervening Event, in the event there are material changes to the facts and circumstances relating to such Intervening Event, the Company shall provide a new Change in Recommendation Notice to Parent, and any Change in Recommendation or termination of this Agreement pursuant to Section 9.1(i) following delivery of such new Change in Recommendation Notice shall again be subject to clauses (C) through (E) of the immediately preceding sentence for a period of two (2) Business Days.

(e) Nothing contained in this Agreement will prevent the Company or the Company Board (or a committee thereof) from taking and disclosing to the Company Stockholders a position contemplated by Rule 14d-9, Rule 14e-2(a) or Item 1012(a) of Regulation M-A promulgated under the Exchange Act (or any similar communication to the Company Stockholders) or from making any legally required disclosure to Company Stockholders (it being agreed that this sentence shall not be deemed to permit the Company Board to make a Change in Recommendation). Any “stop-look-and-listen” communication by the Company or the Company Board (or a committee thereof) to the Company Stockholders pursuant to Rule 14d-9(f) promulgated under the Exchange Act (or any similar communication to the Company Stockholders) will not be considered a failure to make, or a withdrawal, modification or change in any manner adverse to Parent of, all or a portion of the Company Board Recommendation.

(f) The Company agrees that in the event that the Company or any of its directors or officers (or any of its other Representatives acting at the direction of the Company or any of its directors or officers) takes any action which, if taken by the Company, would constitute a breach of this Section 6.2, the Company shall be deemed to be in breach of this Section 6.2.

ARTICLE VII ADDITIONAL COVENANTS

7.1 Financing.

(a) Parent shall use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary to arrange, consummate and obtain the proceeds of the Debt Financing on the terms and conditions not less favorable than those set forth in the Loan Agreement Amendment on or prior to the Closing Date (including but not limited to reasonable best efforts to (i) maintain in effect the Loan Agreement Amendment and the Amended Loan Agreement (as defined in the Loan Agreement Amendment), (ii) satisfy on a timely basis (or seek waiver of) all conditions to the Debt Financing that are within Parent’s or any of its Affiliate’s control, and (iii) in the event that the conditions set forth in Article VIII have been satisfied or, upon funding, would be satisfied or waived, draw an amount of the Debt Financing which, together with the cash on hand of Parent and the net proceeds of any offering of debt securities, is at least equal to the Required Amount. Parent shall not, without the Company’s prior written consent, amend, modify, replace, terminate or agree to any waiver under the Loan Agreement Amendment or the Amended Loan Agreement (as defined in the Loan Agreement Amendment) if such amendment, modification, replacement, termination or waiver (i) reduces the aggregate amount of the Debt Financing to an amount that, together with Parent’s cash on hand and the net proceeds of any offering of debt securities, would be less than the Required Amount or (ii) changes the conditions to obtaining the Debt Financing or adds new or additional conditions precedent to obtaining the Debt Financing, if such change would reasonably be expected to (A) materially delay or prevent the Closing, (B) make the funding of the Debt Financing (or satisfaction of the conditions to obtaining the Debt Financing on the Closing Date) materially less likely to occur or (C) materially adversely impact the ability of the Parent to enforce its rights against the other parties to the Loan Agreement Amendment, the Amended Loan Agreement (as defined in the Loan Agreement Amendment) or the definitive agreements with respect thereto; provided, however, that Parent may amend the Amended Loan Agreement to add lenders who had not executed the Loan Agreement Amendment or the Amended Loan Agreement (as defined in the Loan Agreement Amendment) as of the date hereof. Notwithstanding anything to the contrary contained in this Agreement, subject to the terms and conditions hereof, Parent shall have the right to substitute other debt or equity financing for all or any portion of the Debt Financing contemplated by the Loan Agreement Amendment from the same and/or alternative Financing Sources so long as such substitute financing is subject to funding conditions that, when taken as a whole, are not less favorable to Parent than the funding conditions set forth in the Loan Agreement Amendment and so long as such substitute financing would not adversely impact the ability of Parent to obtain the Required Amount on a timely basis. If any portion of the Debt Financing becomes unavailable on the terms and conditions or within the timing contemplated in the Loan Agreement Amendment, or the Loan Agreement Amendment or the Amended Credit Agreement (as defined in the Loan Agreement Amendment) shall be terminated or modified for any reason (but without waiving any responsibility or liability for breach by Parent of its obligations under this Agreement), then Parent shall use their reasonable best efforts to promptly and in consultation with the Company arrange to obtain alternative debt financing commitments (together with any replacements or substitutions of any of the foregoing from time to time in accordance with the terms hereof, any “Alternative Debt Financing”) from alternative lenders in an amount, when taken together with the cash on hand of Parent and the net proceeds of any offering of debt securities, not less than the Required Amount. The obligations of Parent hereunder shall apply equally to any such Alternative Debt Financing (including any new financing commitment). Upon the written request of the Company, Parent shall keep the Company reasonably informed on a reasonably current basis in reasonable detail of the status of its efforts to arrange such Alternative Debt Financing and shall, upon request, provide true and correct copies of all documents related to any Alternative Debt Financing to the Company promptly upon their execution. The terms “Debt Financing” and “Loan Agreement Amendment” as used herein shall be deemed to include the Debt Financing or Loan Agreement Amendment, as the case may be, that is not so superseded at the time in question or that is amended, supplemented, modified, superseded or replaced in accordance with the terms hereof and any Alternative Debt Financing entered into in accordance herewith to the extent then in effect

(b) Subject to Section 7.5, during the period commencing on the date of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article IX and the Effective Time, the Company shall, and shall use reasonable best efforts to cause its Representatives to, prepare and furnish to Parent and the Financing Sources as promptly as reasonably practicable following request therefor (i) information regarding the Company and its Subsidiaries (including information to be used in the preparation of one or more information packages regarding the business, operations, financial projections and prospects of the Company and its Subsidiaries) customary for the arrangement of loans contemplated by the Debt Financing or customary for the offering and placement of debt securities, to the extent reasonably requested by Parent to assist in preparation of customary rating agency or lender presentations, bank information, offering or private placement memoranda, prospectuses and similar documents relating to such arrangement of loans or placement of debt securities and (ii) all consolidated financial statements, historical business and other financial data, and audit reports of the Company and its Subsidiaries, and any supplements thereto required in connection with any Alternative Debt Financing and any other information required or reasonably necessary for the preparation of customary offering or private placement memoranda or prospectuses in connection with an offering of debt securities in connection with such Alternative Debt Financing, including the Company SEC Reports; provided, that the Company SEC Reports will be deemed provided when they are timely filed with the SEC (the information referred to in clause (ii) being referred to in this Agreement as the “Required Information”).

(c) Subject to Section 7.1(d), during the period commencing on the date of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article IX and the Effective Time, the Company shall, and shall use its reasonable best efforts to cause its Representatives to, upon reasonable notice, provide Parent with all customary and necessary cooperation, as may be reasonably requested by Parent in connection with obtaining the Debt Financing, including, without limitation, by:

(i) using reasonable best efforts to make the Company’s senior management and its Representatives available to participate in a reasonable and customary number of (A) meetings, due diligence sessions, drafting sessions, and meetings with the Financing Sources and/or prospective lenders in connection with any Alternative Debt Financing and (B) presentations, road shows and sessions with rating agencies in connection with any Alternative Debt Financing;

(ii) solely in connection with any Alternative Debt Financing, assisting in the preparation of those sections of any rating agency presentations, offering memoranda, private placement memoranda, road show presentations, bank information memoranda (including, to the extent necessary, (A) an additional bank information memorandum that does not include material non-public information of the Company or its securities within the meaning of United States federal and state securities laws and (B) authorization letters), prospectuses and similar documents (including, if applicable, the delivery of one or more customary representation letters), including any supplements to the foregoing, that relate to the Company and its business, operations and prospects, in each case that are required in connection with such Alternative Debt Financing;

(iii) using reasonable best efforts to obtain the consent of, and customary comfort letters (including customary “negative assurance” comfort and change period comfort) from, the Company’s past and present auditors (including by providing customary management letters and requesting legal letters to obtain such consent) if necessary or desirable for Parent’s use of the Company’s financial statements in connection with any Alternative Debt Financing;

(iv) (A) assisting in the preparation of and, in connection with the Closing, executing one or more credit or other agreements, as well as any pledge and security documents, and other definitive financing documents, collateral filings or other certificates or documents as may be reasonably requested by Parent in connection with the Debt Financing and otherwise reasonably facilitating the granting and perfection of security interests in and the pledging of collateral (including the delivery of original share certificates, together with share powers executed in blank, with respect to the Company) and (B) reasonably facilitating the taking of all corporate actions by the Company with respect to entering such definitive financing documents and otherwise necessary to permit consummation of the Debt Financing in connection with the Transactions; provided that, the effectiveness of any of the foregoing ((A) and (B)) shall be subject to the occurrence of the Effective Time;

(v) in connection with any Alternative Debt Financing, providing customary authorization letters to the Financing Sources authorizing the distribution of information to prospective lenders (including customary 10b-5 and material non-public information representations);

(vi) cooperating with customary and reasonable due diligence requests in connection with the Debt Financing;

(vii) solely in connection with any Alternative Debt Financing, to the extent appropriate, using reasonable best efforts to ensure any syndication and marketing efforts benefit from the Company’s existing lending and investment banking relationships;

(viii) providing at least four (4) Business Days prior to the expected Closing Date all documentation and other information about the Company and each of its Subsidiaries as is requested by the Financing Source for the Debt Financing that is required under applicable “know your customer” and anti-money laundering rules and regulations including the USA PATRIOT Act and the requirements of 31 C.F.R. §1010.230, to the extent reasonably requested by Parent from the Company at least seven (7) Business Days prior to the expected Closing Date;

(ix) upon the request of Parent, publicly disclosing or permitting Parent to publicly disclose, in connection with any bona fide marketing activities related to any Alternative Debt Financing, any non-public business or financial information related to the Company and/or any of its Subsidiaries that Parent reasonably determines, upon the advice of counsel, to be material to an investment decision in connection with such Alternative Debt Financing and is legally required to be disclosed in any offering documents related to any Alternative Debt Financing; provided that no such disclosure shall occur without the written consent of the Company, which consent cannot be unreasonably withheld;

(x) [reserved];

(xi) providing Parent prompt notice of any Required Information ceasing to be Compliant; and

(xii) using reasonable efforts to permit the prospective lenders involved in the Debt Financing to evaluate the Company’s and its Subsidiaries’ current assets, cash management and accounting systems, policies and procedures relating thereto for the purpose of establishing collateral arrangements to the extent customary and reasonable and otherwise reasonably facilitating the grant of a security interest in collateral and providing related lender protections.

(d) Notwithstanding anything to the contrary contained in this Agreement (including this Section 7.1), (i) nothing herein shall require any such cooperation to the extent it would (A) require the Company or any of its Representatives, as applicable, to waive or amend any terms of this Agreement, (B) unreasonably disrupt the conduct of the ongoing business or operations of the Company or any of its Subsidiaries or Affiliates, as determined by the Company in good faith, (C) require the Company to agree to pay any fees, reimburse any expenses or otherwise incur any actual or potential liability or give any indemnities that are not contingent upon the Effective Time or for which it is not promptly reimbursed or simultaneously indemnified, (D) require the Company to take any action that would reasonably be expected to conflict with, or result in any violation or breach of, or default (with or without notice or lapse of time, or both) under the certificate of incorporation or bylaws of the Company, any applicable Laws, or any Contract, (E) require the Company or its Representatives to prepare any projections or other “forward looking” or similar statements, (F) result in any officer or director of the Company or any of its Representatives incurring actual or potential personal liability with respect to any matters relating to the Debt Financing; (G) require any financial (or other) information that (1) is not produced in the ordinary course of business and (2) cannot be produced or provided without unreasonable cost or expense, (H) provide access to or disclose information that the Company determines in good faith (after consultation with counsel) would jeopardize any attorney client privilege of, or conflict with any confidentiality requirements applicable to, the Company or any of its Subsidiaries, (I) cause any representation or warranty in this Agreement to be breached, cause any condition to the Closing set forth in Annex I to fail to be satisfied or otherwise cause any breach of this Agreement, or (J) require the Company to deliver or cause the delivery of any legal opinions in connection with the Debt Financing; and (ii) no action, liability or obligation (including any obligation to pay any commitment or other fees or reimburse any expenses) of the Company or any of its Representatives under any certificate, agreement, arrangement, document or instrument relating to the Debt Financing (other than a customary authorization letter) shall be effective until (or that is not contingent upon) the Effective Time. Parent and its Subsidiaries and the Financing Sources may reasonably use logos of the Company in connection with the Debt Financing; provided, that such logos are used solely in conformance with the Company’s trademark usage guidelines and in a manner that is not intended to or reasonably likely to harm or disparage the Company or any of its Subsidiaries or the reputation or goodwill of the Company or any of its Subsidiaries.

(e) Upon the request of the Company and Parent will keep the Company reasonably informed on a reasonably current basis of the status of Parent’s efforts to obtain the Debt Financing. Without limiting the generality of the foregoing, Parent shall give the Company prompt notice of the occurrence of any material breach of or default under the Loan Agreement Amendment or the Amended Loan Agreement (as defined in the Loan Agreement Amendment) by any party thereto of which Parent becomes aware.

(f) In the event that this Agreement is terminated in accordance with Section 9.1 (other than a termination by the Company pursuant to Section 9.1(c)), Parent shall, promptly upon request by the Company, reimburse the Company for all reasonable and documented out-of-pocket expenses incurred by the Company or its Representatives in connection with the performance of their respective obligations under this Section 7.1 (to the extent not previously reimbursed), except to the extent the relevant amounts result from the bad faith, gross negligence or willful misconduct of, or inaccuracies in the information provided by, the Company or its Representatives; it being understood and agreed that Parent shall not be required to so reimburse the Company for any costs or expenses the Company would have incurred in connection with the preparation of their respective financial statements or any audit thereof notwithstanding the Offer or the Merger.

(g) Parent shall indemnify and hold harmless the Company and its Subsidiaries, and their respective directors, officers, employees and representatives, from and against any and all liabilities or losses suffered or incurred by them in connection with the arrangement of the Debt Financing and any information in connection therewith, except to the extent resulting from the gross negligence, fraud or willful misconduct of the Company or any of its Affiliates or representatives, arising from incorrect or misleading information provided by the Company or any of its Affiliates, or to the extent that the indemnity relates to matters with respect to which the Parent is entitled to indemnity hereunder.

(h) Notwithstanding anything to the contrary herein, it is understood and agreed that the condition precedent set forth in clause “(iii)” of Annex I, as applied to the Company’s obligations under this Section 7.1, shall be deemed to be satisfied unless the Debt Financing has not been obtained as a direct result of the Company’s Willful Breach of its obligations under this Section 7.1.

7.2 Reasonable Best Efforts.

(a) Subject to the terms and conditions of this Agreement, Parent and Purchaser, on the one hand, and the Company, on the other hand, will cooperate with each other and use (and will cause their respective Subsidiaries to use) their reasonable best efforts to: (i) take, or cause to be taken, all actions, and do, or cause to be done, all things, necessary, proper or advisable to cause the conditions to the Closing to be satisfied as promptly as practicable (and in any event no later than the Outside Date) and to consummate and make effective, in the most expeditious manner practicable, the Offer and the Merger, including preparing and filing promptly and fully all documentation to effect all necessary filings, notifications, notices, petitions, statements, registrations, submissions of information, applications and other documents (including any required or recommended filings under applicable Antitrust Laws); (ii) obtain promptly (and in any event no later than the Outside Date) all approvals, consents, clearances, expirations or terminations of waiting periods, registrations, permits, authorizations and other confirmations from any Governmental Authority or third party necessary, proper or advisable to consummate the Offer and the Merger; (iii) defend any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the Offer and the Merger and (iv) obtain all necessary consents, approvals or waivers from third parties. For purposes of this Agreement, “Antitrust Laws” means the Sherman Act, as amended, the Clayton Act, as amended, the HSR Act, the Federal Trade Commission Act, as amended, and all other applicable Laws issued by a Governmental Authority that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition or strengthening of a dominant position through merger or acquisition, and all Laws relating to foreign investment or national security matters.

(b) In furtherance and not in limitation of the foregoing, each Party hereto agrees to make an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to the Transactions as promptly as practicable and in any event within twenty (20) Business Days after the date of this Agreement and to supply as promptly as practicable any additional information and documentary material that may be requested by any Governmental Authority pursuant to the HSR Act or any other Antitrust Law and use its reasonable best efforts to take, or cause to be taken (including by their respective Subsidiaries), all other actions consistent with this Section 7.2 necessary to cause the expiration or termination of the applicable waiting periods under the HSR

Act as soon as practicable (and in any event no later than the Outside Date). Parent will pay any HSR Act filing fee.

(c) Each of the Parties hereto will use its reasonable best efforts to: (i) cooperate with each other in connection with any filing or submission with a Governmental Authority in connection with the Transactions and in connection with any investigation or other inquiry by or before a Governmental Authority relating to the Offer or the Merger, including any proceeding initiated by a private Person; (ii) promptly inform the other Party of (and supply to the other Party) any communication received by such Party from, or given by such Party to, the Federal Trade Commission, the Antitrust Division of the Department of Justice, or any other Governmental Authority and any material communication received or given in connection with any proceeding by a private Person, in each case regarding the Merger; (iii) permit the other Party to review in advance and incorporate the other Party’s reasonable comments in any communication to be given by it to any Governmental Authority with respect to obtaining any clearances required under any Antitrust Law in connection with the Transactions; and (iv) consult with the other Party in advance of any meeting or teleconference with any Governmental Authority or, in connection with any proceeding by a private Person, with any other Person, and, to the extent not prohibited by the Governmental Authority or other Person, give the other Party the opportunity to attend and participate in such meetings and teleconferences. The Parties will take reasonable efforts to share information protected from disclosure under the attorney-client privilege, work product doctrine, joint defense privilege or any other privilege pursuant to this Section 7.2(c) in a manner so as to preserve the applicable privilege.

(d) Parent (including its Subsidiaries) shall not agree to or consummate any acquisition of any assets, business or any Person, whether by merger, consolidation or purchasing a substantial portion of the assets of or equity in any Person, if the entering into of an agreement relating to or the consummation of such acquisition, merger, consolidation or purchase would (i) impose any material delay in the expiration or termination of any applicable waiting period pursuant to the HSR Act or other Antitrust Laws, (ii) reasonably be expected to materially increase the risk of not obtaining any approvals and expiration of waiting periods pursuant to the HSR Act or other Antitrust Laws, or (iii) impede the Closing and/or consummation of the Transactions.

(e) In furtherance and not in limitation of the covenants of the Parties contained in this Section 7.2, if any administrative or judicial action or proceeding is instituted by a Governmental Authority (or threatened in writing to be instituted by a Governmental Authority) challenging the Offer or the Merger as violative of any Antitrust Law, each of Parent and the Company will use reasonable best efforts to contest and resist any such action or proceeding and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the Offer and the Merger.

7.3 Public Statements and Disclosure. The initial press release relating to this Agreement shall be a joint press release issued by the Company and Parent. So long as this Agreement is in effect, Parent and Purchaser on the one hand, and the Company, on the other, shall not, and shall cause their respective controlled Affiliates not to, issue any other press release or make any public statement with respect to the Transactions or this Agreement without the prior written consent of the other party (which consent shall not be unreasonably withheld, conditioned or delayed), except (a) as may be required by applicable Law or the rules or regulations of any applicable United States securities exchange or regulatory or governmental body to which the relevant party is subject, in which case, to the extent permitted by applicable Law and practicable under the circumstances, the party proposing to issue such press release or make such public announcement shall consult in good faith with the other party before making any such public announcement, (b) with respect to any press release, filing, disclosure or other public statement made pursuant to Section 6.2 (including the Company’s announcement of any Change in Recommendation in accordance with Section 6.2) or with respect to any Alternative Proposal; provided that, nothing in this Section 7.3 limits or otherwise modifies the Company’s obligations under Section 6.2, (c) statements consistent in all material respects with any release, filing disclosure or other public statements previously made in accordance with this Section 7.3, or (d) public statements regarding the Transactions in response to questions from the press, analysts, investors or those attending industry conferences, and internal announcements to employees, in each case, to the extent that such statements are consistent with previous press releases, public disclosures or public statements made jointly by the parties or approved by the parties, and otherwise in compliance with this Section 7.3, and provided that such public statements do not reveal material nonpublic information regarding this Agreement or the Transactions.

7.4 Anti-Takeover Laws. If any state takeover Law or state Law that purports to limit or restrict business combinations or the ability to acquire or vote Company Shares (including any “control share acquisition,” “fair price,” “moratorium,” “business combination” or other similar takeover Law) becomes or is deemed to be applicable to this Agreement or Transactions, then Parent, Purchaser and the Company shall cooperate and take all action reasonably available to render such Law inapplicable to the foregoing so that the Transactions may be consummated as promptly as practicable on the terms and conditions contemplated hereby; provided, however, that nothing in the foregoing shall be interpreted to require the Company Board (or a committee thereof) to take any action that would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law or following a Change in Recommendation. None of Parent, Purchaser or the Company will take any action that would cause this Agreement or the Transactions to be subject to the requirements imposed by any such takeover or similar Laws; provided, however, that nothing in the foregoing shall be interpreted to require the Company or the Company Board (or a committee thereof) to refrain from taking any action that would reasonably be expected to be inconsistent with the fiduciary duties of the Company Board under applicable Law or any other action following a Change in Recommendation.

7.5 Access. During the period commencing on the date of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article IX and the Effective Time, the Company shall afford Parent and its Representatives reasonable access during normal business hours, upon reasonable advance written notice, to the books, records and personnel of the Company and its Subsidiary, in each case to the extent reasonably requested by Parent and its Representatives for purposes of furthering the consummation of the Transactions or integration planning relating thereto; provided, however, that the Company may restrict or otherwise prohibit access to any documents or information to the extent that (a) any applicable Law requires the Company or its Subsidiary to restrict or otherwise prohibit access to such documents or information, (b) granting such access would violate any obligations of the Company or its Subsidiary with respect to confidentiality to any third party or otherwise breach, contravene or violate, constitute a default under, or give a third party the right to terminate or accelerate an obligation under, any then effective Contract to which the Company or its Subsidiary is a party, (c) access to such documents or information would reasonably be expected to result in a waiver of any attorney-client privilege, work product doctrine or other applicable privilege applicable to such documents or information or (d) such documents or information relate to the evaluation or negotiation of this Agreement, the Transactions or, subject to Section 6.2, an Alternative Proposal or Superior Proposal. In the event that the Company does not provide access or information in reliance on clauses (a), (b) or (c) of the preceding sentence, it shall use its reasonable best efforts to communicate or provide access to the applicable information to Parent in a way that would not violate any applicable Law, Contract or obligation or waive such a privilege. Any investigation conducted pursuant to the access contemplated by this Section 7.5 shall be conducted in a manner that does not unreasonably interfere with the conduct of the business of the Company or its Subsidiary or create a risk of damage or destruction to any property or assets of the Company or its Subsidiary, shall be subject to the Company’s reasonable security measures and insurance requirements, and shall not include the right to perform invasive testing without the Company’s prior written consent, in its sole discretion. The terms and conditions of the Confidentiality Agreement shall apply to any information obtained by Parent or any of its Representatives in connection with any investigation conducted pursuant to the access contemplated by this Section 7.5. Nothing in this Section 7.5 or elsewhere in this Agreement shall be construed to require the Company or any Representatives of any of the foregoing to prepare any reports, analyses, appraisals, opinions or other information.

7.6 Section 16(b) Exemption. The Company and the Company Board shall take all actions reasonably necessary to cause the dispositions of equity securities of the Company (including “derivative securities” (as defined in Rule 16a-1(c) under the Exchange Act)) in connection with the transactions contemplated by this Agreement by any director or executive officer of the Company who is a covered Person of the Company for purposes of Section 16 of the Exchange Act and the rules and regulations thereunder to be exempt under Rule 16b-3 promulgated under the Exchange Act.

7.7 Directors’ and Officers’ Indemnification and Insurance.

(a) Parent, the Surviving Company and the Surviving Company’s Subsidiary shall (and, Parent shall cause the Surviving Company and its Subsidiary to) honor and fulfill in all respects the obligations of the Company and its Subsidiary under (i) the indemnification agreements made available to Parent prior to the date hereof between (A) the Company and its Subsidiary and any of their current or former directors and officers and any person who becomes a director or officer of the Company or its Subsidiary prior to the Effective Time and (B) the Company and its Subsidiary and any corporation, partnership, joint venture, trust, pension or other employee benefit plan or enterprise or other Person serving or who served as a director, officer, member, manager, partner, trustee or other fiduciary of the Company or its Subsidiary at the request of the Company or its Subsidiary, in each case, prior to the Effective Time (the “Indemnified Persons”), and (ii) indemnification, expense advancement and exculpation provisions in the Company Charter or bylaws of the Company and in the certificate of incorporation or bylaws (or equivalent governing documents) of any Subsidiary of the Company, in each case of clauses (i) and (ii), as in effect on the date of this Agreement and with respect to the Indemnified Persons’ acts and omissions occurring prior to the Effective Time. In addition, during the period commencing at the Effective Time and ending on the sixth (6th) anniversary of the Effective Time, the Surviving Company and its Subsidiary shall (and Parent shall cause the Surviving Company and its Subsidiary to) cause the formation and governing documents of the Surviving Company and its Subsidiary to contain provisions with respect to elimination of liability of directors, indemnification, exculpation and the advancement of expenses that are no less favorable to the Indemnified Persons than the indemnification, exculpation and advancement of expenses provisions contained in the organizational and governing documents of the Company and its Subsidiary as of the date hereof, and during such six (6) year period, such provisions shall not be repealed, amended or otherwise modified (whether by merger, consolidation, division, conversion, domestication, transfer, continuance, share exchange, operation of law or otherwise) in any manner adverse to the Indemnified Persons except as provided below.

(b) From and after the Effective Time until the sixth (6th) anniversary of the Closing Date, Parent and the Surviving Company (together with their successors and assigns, the “Indemnifying Parties”) shall, to the fullest extent permitted under applicable Laws and the Company Charter or bylaws, indemnify, defend and hold harmless each Indemnified Person in his or her capacity as an officer or director of the Company against all losses, claims, damages, liabilities (including amounts paid in settlement or compromise), fees, expenses, judgments or fines incurred by such Indemnified Person as an officer or director of the Company in connection with any pending or threatened Legal Proceeding based on or arising out of, in whole or in part, the fact that such Indemnified Person is or was a director or officer of the Company at or prior to the Effective Time and pertaining to any and all matters pending, existing or occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, including any such matter arising under any claim based in whole or in part on, or arising in whole or in part out of, or pertaining to this Agreement or the Transactions. Without limiting the foregoing, from the Effective Time until the sixth (6th) anniversary of the Closing Date, the Indemnifying Parties shall also, to the fullest extent permitted under applicable Laws and the certificate of incorporation of the Company (as in effect as of the date of this Agreement), advance reasonable and documented out-of-pocket costs and expenses (including reasonable and documented attorneys’ fees) incurred by the Indemnified Persons in connection with matters for which such Indemnified Persons are eligible to be indemnified pursuant to this Section 7.7(b), subject to the execution by such Indemnified Persons of appropriate undertakings in favor of the Indemnifying Parties to repay such advanced costs and expenses if it is ultimately determined in a final and non-appealable judgment of a court of competent jurisdiction that such Indemnified Person is not entitled to be indemnified under this Section 7.7(b).

(c) During the period commencing at the Effective Time and ending on the sixth (6th) anniversary of the Effective Time, Parent shall, and shall cause the Surviving Company to, maintain in effect for the benefit of the directors and officers of the Company, as of the date of this Agreement and as of the Effective Time, an insurance and indemnification policy that provides coverage for events occurring prior to the Effective Time (the “D&O Insurance”) that is substantially equivalent to and in any event providing coverage, terms, conditions, retentions, limits of liability, deductibles and amounts not less favorable to the insured Persons than the policies of the Company in effect as of the date of this Agreement; provided that the Surviving Company shall not be required to pay an annual premium for the D&O Insurance in excess of three hundred percent (300%) of the last annual premium paid prior to the date of this Agreement, but in such case shall purchase coverage as favorable to the insured Persons as is available for such amount as long as such substitution does not result in gaps or lapses of coverage with respect to matters occurring at or prior to the Effective Time. The provisions of the immediately preceding sentence shall be deemed to have been satisfied if prepaid policies have been obtained by the Company prior to the Effective Time. The Surviving Company shall (and Parent shall cause the Surviving Company to) maintain the D&O Insurance “tail” policy in full force and effect and continue to honor their respective obligations thereunder, during the period commencing at the Effective Time and ending on the sixth (6th) anniversary of the Effective Time.

(d) Notwithstanding anything herein to the contrary, if any Indemnified Person notifies the Surviving Company on or prior to the sixth (6th) anniversary of the Effective Time that a claim, action, suit, proceeding or investigation (whether arising before, at or after the Effective Time) has been made, brought or threatened against such Indemnified Person, the provisions of this Section 7.7 shall continue in effect until the final, non-appealable disposition of such claim, action, suit, proceeding or investigation.

(e) In the event that Parent or the Surviving Company (or any of their respective successors or assigns) (i) consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger or engages in any division transaction, or (ii) transfers, conveys or otherwise disposes of all or substantially all of its properties and assets to any Person or effects any division transaction, then, in each such case, Parent shall make proper provision so that the successors and assigns of Parent or the Surviving Company, as the case may be, shall assume all of the obligations thereof set forth in this Section 7.7.

(f) This Section 7.7 shall survive the consummation of the Merger and is intended to benefit, and from and after the Effective Time shall be enforceable by, each of the Indemnified Persons and their respective successors, assigns, heirs and legal representatives, and shall not be amended, terminated, altered, repealed or modified from and after the Effective Time in such a manner as to adversely affect any Indemnified Person without the written consent of such affected Indemnified Person. The rights provided under this Section 7.7 shall not be deemed to be exclusive of any other rights to which any Indemnified Person is entitled, whether pursuant to Law, Contract or otherwise, and are in addition to, and not in substitution for, any such other rights.

7.8 Employee Matters.

(a) From and after the Closing until December 31, 2026, Parent shall provide, or shall cause to be provided, to Continuing Employees (i) an annual base salary or hourly wage rate (as applicable), and cash bonus or other cash incentive opportunities no less favorable than those provided to such Continuing Employees immediately prior to the Effective Time and (ii) defined contribution retirement, health, welfare and employee and fringe benefits (in the aggregate but excluding equity or equity-based incentive opportunities, severance, post-employment welfare, and defined benefit pension benefits) that are no less favorable than (1) those provided to such Continuing Employees immediately prior to the Effective Time or (2) those provided to similarly situated employees of Parent and its Affiliates, except as set forth on Section 7.8(a) of the Company Disclosure Letter.

(b) For purposes of vesting, calculating entitlements and eligibility to participate under the employee benefit plans of Parent (excluding plans providing for equity or equity-based incentive opportunities, severance, post-employment welfare, and defined benefit pension benefits), the Surviving Company or any of their respective Subsidiaries (each, a “New Plan”), Parent shall use commercially reasonable efforts to cause each

Continuing Employee to be credited, to the extent applicable, with his or her years of service with the Company, its Affiliates or their respective predecessors before the Effective Time, to the same extent as such Continuing Employee was entitled before the Effective Time, to credit for such service under any similar Plan in which such Continuing Employee participated or was eligible to participate immediately prior to the Effective Time; provided that the foregoing shall not apply to the extent that its application would result in a duplication of benefits. In addition and without limiting the generality of the foregoing, to the extent permitted under the applicable New Plan, Parent shall use commercially reasonable efforts to cause (i) each Continuing Employee to be immediately eligible to participate, without any waiting time, in each applicable New Plan to the extent that coverage under such New Plan is comparable to a Plan in which such Continuing Employee participated immediately prior to the Effective Time (such plans, collectively, the “Old Plans”). For purposes of each New Plan providing medical, dental, pharmaceutical or vision benefits to any Continuing Employee, Parent shall (or shall cause the Surviving Company to) use commercially reasonable efforts to cause all eligibility waiting periods, pre-existing condition exclusions and actively-at-work requirements of such New Plan to be waived for such employee and his or her covered dependents, unless such conditions would not have been waived under the comparable Old Plans, and Parent shall (or shall cause the Surviving Company to) use commercially reasonable efforts to cause any eligible expenses incurred by such employee and his or her covered dependents during the portion of the plan year of the Old Plans ending on the date such employee’s participation in the corresponding New Plan begins to be taken into account under such New Plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such New Plan to the extent permitted under the applicable New Plan.

(c) Parent hereby acknowledges that a “change in control” (or similar phrase) within the meaning of the Plans will occur at the Effective Time.

(d) Nothing in this Agreement shall confer upon any Continuing Employee or other Person any right to continue in the employ or service of the Parent, the Company, the Surviving Company or their respective Affiliates. Except as expressly set forth in this Section 7.8, no provision of this Agreement: (i) shall limit the ability of the Parent, the Company, the Surviving Company or their respective Affiliates to amend, modify or terminate in accordance with its terms any benefit or compensation plan, program, agreement, contract, policy or arrangement at any time assumed, established, sponsored or maintained by any of them (subject to the limitations set forth in Section 6.1), (ii) shall be deemed or construed to amend, establish, or modify any benefit or compensation plan, program, agreement, contract, policy or arrangement or (iii) create any third party beneficiary rights or obligations in any person (including any current or former service provider or employee of Parent or any of its Affiliates (or any beneficiaries or dependents thereof)) or any right to employment or continued employment or to a particular term or condition of employment with the Company or any of its Affiliates (including, following the Effective Time, the Surviving Company and any of its Affiliates).

7.9 Termination of 401(k) Plan. Effective as of no later than the day immediately preceding the Closing Date, the Company Board shall adopt resolutions to terminate each and every Plan that is intended to be qualified under Section 401(a) of the Code (each, a “401(k) Plan”), unless Parent provides written notice to the Company that such 401(k) Plans shall not be terminated. Unless Parent provides such written notice to the Company, the Company shall provide Parent with evidence, no later than three (3) days prior to the Closing Date, that each 401(k) Plan has been terminated pursuant to resolutions of the Company Board. The form and substance of such resolutions shall be subject to review and reasonable approval of Parent. The Company also shall take such other actions in furtherance of terminating each 401(k) Plan, as Parent may reasonably require.

7.10 Delisting. Each of the Parties agrees to reasonably cooperate with the other Parties in taking, or causing to be taken, all actions reasonable, necessary, proper or advisable to enable the delisting of the Company Shares from NASDAQ and termination of the registration of the Company Shares under the Exchange Act as promptly as practicable after the Effective Time, and in any event no more than ten (10) days after the Closing Date.

7.11 Certain Litigation. Each Party shall promptly advise the other Parties of any Legal Proceeding commenced after the date hereof against such Party and/or any of its directors (in their capacity as such) by any stockholders of such entity (on their own behalf or on behalf of such entity) relating to this Agreement or the Transactions, and shall keep the other Parties reasonably informed regarding any such Legal Proceeding. Subject to execution of a customary joint defense agreement and subject to the preservation of the attorney-client or other applicable privilege, protection under the work product or other doctrine and protection of confidential information and except if the Company Board (or any committee thereof) has made a Change in Recommendation, the Company shall give Parent the opportunity to consult with the Company (and the Company shall consider in good faith any recommendation made by Parent), regarding the defense or settlement of any such Legal Proceeding. The Company may enter into any settlement agreement in respect of such Legal Proceeding against the Company and/or its directors or officers relating to this Agreement or any of the Transactions without Parent’s prior written consent subject to the terms of this Agreement.

7.12 Rule 14d-10 Matters. Prior to the Offer Acceptance Time, the Compensation Committee of the Company Board, at a meeting duly called and held, will approve, as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(2) under the Exchange Act, each agreement, arrangement or understanding between Parent, Purchaser, the Company or their respective Affiliates and any of the officers, directors or employees of the Company that are effective as of the date of this Agreement or are entered into after the date of this Agreement and prior to the Offer Acceptance Time pursuant to which compensation is paid to such officer, director or employee and will take all other action reasonably necessary to satisfy the requirements of the non-exclusive safe harbor set forth in Rule 14d-10(d)(2) under the Exchange Act. The Company shall provide a true and complete copy of the resolutions of the Compensation Committee of the Company Board reflecting any approvals and actions referred to in the preceding sentence to Parent prior to execution of this Agreement (the form and substance of which resolutions shall be subject to review and approval of Parent).

7.13 Payoff Letters. The Company shall deliver to Parent at least three (3) Business Days prior to the Closing Date (i) a customary payoff letter in form and substance reasonably satisfactory to the Parent and the Financing Sources (the “Payoff Letter”) in connection with the payment in full of all Obligations (as defined in the Existing Perceptive Credit Agreement) outstanding under the Existing Perceptive Credit Agreement (other than contingent indemnity obligations for which no claim has been made that expressly survive the termination of the Existing Perceptive Credit Agreement in accordance with its terms), and (ii) a customary termination letter in form and substance reasonably satisfactory to the Parent and the Financing Sources (the “Termination Letter”) in connection with the repurchase of all of the Revenue Participation Right (as defined in the Existing Perceptive RIF Agreement) under the Existing Perceptive RIF Agreement, which letters will provide for, among other customary items (and subject to receipt of the applicable payoff amount or buyout price, as applicable), customary lien and guarantee releases. Substantially concurrently with the Effective Time, the Company shall repay and discharge (or cause Parent to repay and discharge pursuant to this Agreement) in full all amounts outstanding under the terms of the Existing Perceptive Credit Agreement in accordance with the Payoff Letter and to repurchase (or cause Parent to repurchase) in full the Revenue Participation Right (as defined in the Existing Perceptive RIF Agreement) in accordance with the Termination Letter.

7.14 Product Matters. In furtherance and not in limitation of any other provision of this Agreement, and in each case to the extent practicable and permitted by applicable Laws, the Company shall (a) promptly inform Parent of any material correspondence with or material communication or written notice received after the date hereof from any Governmental Authority relating to a Company Product or product under development, (b) prior to submitting or making any correspondence, communication, filing or response to any Governmental Authority other than routine filings in the ordinary course of business, give Parent opportunity to review, as reasonably in advance as practicable under the circumstances, and consider in good faith Parent’s comments to, any such correspondence, communication, filing or response, provided that any such comments are submitted to the Company within five (5) days following Parent’s receipt of the Company’s notice to Parent and (c) consult with Parent in advance of, and give Parent’s Representatives the opportunity to attend, any material in-person or telephonic meeting or conference with any Governmental Authority, and with respect to other material inbound calls by any Governmental Authority for which the Company did not have advance notice, promptly update Parent regarding such discussions, in each case, prior to making any material change to any study protocol, adding any new trial, making any material change to a manufacturing plan or process, making any material change to a development timeline or initiating, or making any material change to, promotional or marketing materials or activities relating to any Company Product or product under development; provided, however, that nothing in this Section 7.14 shall oblige the Company to incorporate or adopt any particular comments, views, or other feedback provided by Parent with respect to any meeting, conference, call, response, communication, filing, or submission made to or held with any Governmental Authority.

7.15 Company Resignations. The Company shall obtain and deliver to Parent at or prior to the Effective Time the resignation of each officer and director of each of the Company and its Subsidiary, effective as of the Effective Time (it being understood that such resignation shall not constitute a voluntary termination of employment under any employment agreement or employee benefit plan applicable to such individual’s status as an officer or director of the Company or its Subsidiary).

7.16 FIRPTA Certificate. At or prior to Closing, the Company shall deliver to Parent a certificate issued by the Company conforming to the requirements of Treasury Regulations Section 1.1445-2(c)(3), together with an executed form of notice to the Internal Revenue Service in accordance with the provisions of Treasury Regulations Section 1.897-2(h)(2), in each case in form and substance reasonably satisfactory to Parent; provided, notwithstanding anything to the contrary in this Agreement¸ that if the Company fails to deliver such a certificate, Parent’s sole and exclusive remedy is to deduct and withhold from any amounts payable as required by Tax Laws under Section 3.7.

ARTICLE VIII CONDITIONS TO THE MERGER

8.1 Merger Closing Conditions. The obligations of each of the Parties to consummate the Merger are conditioned upon the satisfaction (or waiver by both the Company and Parent) at or prior to the Closing of each of the following:

(a) No Law, order, judgment or injunction (whether temporary, preliminary or permanent) issued, enacted, promulgated, entered or enforced by a court of competent jurisdiction or other Governmental Authority restraining, prohibiting or rendering illegal the consummation of the Merger (brought by a third party) is in effect.

(b) Purchaser (or Parent on Purchaser’s behalf) shall have accepted for payment and paid for all of the Company Shares validly tendered pursuant to the Offer and not validly withdrawn.

ARTICLE IX TERMINATION

9.1 Termination of Agreement. This Agreement may be terminated prior to the Effective Time as follows:

(a) by the mutual written consent of the Company and Parent at any time prior to the Offer Acceptance Time;

(b) by either the Company or Parent if a Governmental Authority of competent jurisdiction that is within a jurisdiction that is material to the business and operations of the Company shall have issued a final, non-appealable order, decree or ruling in each case permanently restraining, enjoining or otherwise prohibiting the acceptance for payment of Company Shares pursuant to the Offer or the Merger or making the consummation of the Offer or the Merger illegal; provided, that the right to terminate this Agreement under this Section 9.1(b) is not available to the Company, on the one hand, or Parent, on the other hand, if such order was primarily due to the failure of the Company, on the one hand, or Parent or Purchaser, on the other hand, to perform in any material respect any of its obligations under this Agreement;

(c) by the Company at any time prior to the Offer Acceptance Time if (i) any of the representations and warranties of Parent or Purchaser contained in this Agreement fail to be true and correct or (ii) Parent or Purchaser shall have breached or failed to comply in any material respect with any of its covenants or agreements under this Agreement that Parent or Purchaser is required to comply with or perform at or prior to the Offer Acceptance Time, and such failure or breach with respect to any such representation, warranty, covenant or agreement would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect and (A) cannot be cured by Parent or Purchaser, as applicable, by the Outside Date or (B) if curable, shall continue to be unremedied as of three (3) Business Days prior to the Outside Date or, if earlier, by the thirtieth (30th) day following delivery of notice to Parent regarding such failure or breach; provided, however, that the Company shall not be entitled to terminate this Agreement pursuant to this Section 9.1(c) at any time during which the Company is then in material breach of any representation, warranty, covenant or agreement hereunder;

(d) by Parent at any time prior to the Offer Acceptance Time if (i) any of the representations and warranties of the Company contained in this Agreement fail to be true and correct such that the condition precedent set forth in clause “(ii)” of Annex I would not be satisfied or (ii) the Company shall have breached or failed to comply with any of its covenants or agreements under this Agreement such that the condition precedent set forth in clause “(ii)” of Annex I would not be satisfied, and such failure or breach with respect to any such representation, warranty, covenant or agreement (A) cannot be cured by the Outside Date or (B) if curable, shall continue to be unremedied as of three (3) Business Days prior to the Outside Date or, if earlier, the thirtieth (30th) day following delivery of notice to the Company regarding such failure or breach; provided, however, that Parent shall not be entitled to terminate this Agreement pursuant to this Section 9.1(d) at any time during which the Parent or Purchaser is then in material breach of any representation, warranty, covenant or agreement hereunder;

(e) by the Company or Parent if the Offer Acceptance Time does not occur on or before 5:00 p.m. Eastern time on December 23, 2025 (the “Outside Date”); provided that the right to terminate this Agreement pursuant to this Section 9.1(e) shall not be available to any Party whose failure to comply with any provision of this Agreement has been the cause of, or resulted in, the failure of the Closing to occur on or before the Outside Date; provided, however, that in the case of this Section 9.1(e), if on the Outside Date all of the conditions to closing in Section 8.1 and Annex I, other than the closing condition in clause “(v)” of Annex I and those conditions that by their nature are to be satisfied at Closing, shall have been satisfied or waived by Parent, then the Outside Date shall automatically be extended until May 25, 2026 (and all references to the Outside Date herein shall be deemed to be references to May 25, 2026);

(f) by the Company if (i) Purchaser shall have failed to commence (within the meaning of Rule 14d-2 under the Exchange Act) the Offer within the period specified in Section 2.1(a), or (ii) Purchaser shall have terminated the Offer prior to the effective Expiration Date (as may be extended in accordance with this Agreement) unless otherwise permitted to do so pursuant to this Agreement, or (iii) Purchaser shall have failed to accept and pay for all Company Shares validly tendered (and not validly withdrawn) when required to do so in accordance with the terms of this Agreement; provided, however, that the Company shall not be permitted to terminate this Agreement pursuant to clauses (i) or (iii) of this Section 9.1(f) if such failure was primarily due to the failure of the Company to perform in any material respect any of its obligations under this Agreement;

(g) by Parent or the Company if the Offer (as may be extended in accordance with this Agreement) shall have expired as a result of the non-satisfaction of one or more Offer Conditions, without Purchaser having accepted for payment any Company Shares tendered pursuant to the Offer; provided, however, that a Party shall not be permitted to terminate this Agreement pursuant to this Section 9.1(g) if such failure of the acceptance for payment of Company Shares or non-satisfaction of any such Offer Conditions is attributable to a failure on the part of such Party to perform in any material respect any covenant or agreement in this Agreement required to be performed by such Party at or prior to the Offer Acceptance Time and such Party has not cured such failure within ten (10) days after having received notice thereof from the other Party;

(h) by Parent at any time prior to the Offer Acceptance Time, if, whether or not permitted to do so: (i) the Company Board shall have failed to include the Company Board Recommendation in the Schedule 14D-9

when mailed, or a Change in Recommendation shall have occurred (provided, that any written notice in and of itself, including a Change in Recommendation Notice in and of itself, of the Company’s intention to make a Change in Recommendation in advance of making a Change in Recommendation shall not result in Parent having any termination rights pursuant to this Section 9.1(h)(i)); (ii) the Company Board shall have failed to publicly reaffirm its recommendation of this Agreement within ten (10) Business Days after Parent so requests in writing or, if earlier, two (2) Business Days prior to the Expiration Date, provided, that Parent may only make such request once every thirty (30) days; or (iii) in the case of a tender offer or exchange offer subject to Regulation 14D under the Exchange Act (other than by Parent and its Affiliates), the Company Board fails to recommend, in a Solicitation/Recommendation Statement on Schedule 14D-9, rejection of such tender offer or exchange offer within ten (10) Business Days of the commencement of such tender offer or exchange offer, or, if earlier, two (2) Business Days prior to the Expiration Date; or (iv) the Company shall have knowingly and intentionally breached any of its obligations pursuant to Section 6.2 in any material respect; or

(i) by the Company, in order to enter into a definitive agreement relating to a Superior Proposal in accordance with Section 6.2(d), provided that the Company has complied in all material respects with Section 6.2(d).

9.2 Procedure Upon Termination. The Party desiring to terminate this Agreement pursuant to Section 9.1 (other than pursuant to Section 9.1(a)) shall give notice of termination to the other Party specifying the reasons for such termination.

9.3 Effect of Termination. In the event that this Agreement is validly terminated as provided in Section 9.1, then each of the Parties will be relieved of its duties and obligations arising under this Agreement after the date of such termination and such termination will be without liability to any Party; provided that the agreements and obligations of the Parties set forth in this Section 9.3 and in Section 7.1(f), Section 7.3, Section 9.4 and Article X hereof will survive and remain fully enforceable. In addition, nothing in this Section 9.3 relieves any Party of any liability for common law fraud or any Willful Breach of any covenant or agreement contained herein occurring prior to termination, or as provided in the Confidentiality Agreement. In the event of common law fraud or a Willful Breach, the aggrieved Party shall be entitled to all rights and remedies available at law or in equity (including, in the case of the Company, liability for damages based on the consideration that would have otherwise been payable in connection with the Offer and the Merger).

9.4 Fees and Expenses.

(a) In the event that (i) this Agreement is terminated by (A) the Company or Parent pursuant to Section 9.1(e) or Section 9.1(g) and, in either case, (x) the Minimum Condition has not been satisfied prior to such termination, (y) the conditions to the Offer in clauses “(v)” and “(vi)” of Annex I are satisfied at the time of such termination and (z) in the case of termination by the Company, the right to terminate this Agreement pursuant to Section 9.1(e) is available to Parent, or (B) by Parent pursuant to Section 9.1(d) (solely if the relevant breach giving rise to a right of termination under Section 9.1(d) constitutes a Willful Breach), (ii) following the execution and delivery of this Agreement and prior to such termination of this Agreement, a bona fide Alternative Proposal is publicly proposed or publicly disclosed (whether or not conditional) or made to the Company Board prior to, and not publicly and unconditionally withdrawn at the time of, the Expiration Date or the termination of this Agreement and (iii) the Company consummates an Alternative Proposal within twelve (12) months after the date this Agreement is terminated or enters into an Alternative Acquisition Agreement within twelve (12) months after the date this Agreement is terminated and the applicable Alternative Proposal is subsequently consummated, whether before or after the expiration of such twelve (12)-month period, then the Company will pay to Parent the Termination Fee substantially concurrently with the consummation of such Alternative Proposal. For purposes of this Section 9.4(a), the term “Alternative Proposal” has the meaning assigned to such term in Section 1.1, except that the references to “20% or more” are deemed to be references to “more than 50%.”

(b) In the event this Agreement is terminated by Parent pursuant to Section 9.1(h), then the Company will pay to Parent, within two (2) Business Days after the date of termination, the Termination Fee.

(c) In the event this Agreement is terminated by the Company pursuant to Section 9.1(i), then the Company will pay to Parent, immediately prior to or simultaneously with such termination, the Termination Fee.

(d) Any payment of the Termination Fee (or applicable portion thereof) will be made in cash by wire transfer of same day funds to an account designated in writing by the recipient of such payment.

(e) Except as set forth in Section 7.1(f), each Party will pay its own expenses incident to preparing for, entering into and carrying out this Agreement and the consummation of the Transactions; provided that Parent will pay 100% of the fees payable in connection with the filings required to be made under the HSR Act.

(f) The Company acknowledges that the provisions of this Section 9.4 are an integral part of the Transactions and that, without these agreements, Parent would not enter into this Agreement. Notwithstanding anything in this Agreement to the contrary, the parties hereto acknowledge and hereby agree that in no event shall the Company be required to pay the Termination Fee on more than one (1) occasion, whether or not the Termination Fee may be payable under more than one provision of this Agreement at the same or at different times and the occurrence of different events. The parties acknowledge that the agreement to pay the Termination Fee pursuant this Section 9.4 is an integral part of the transactions contemplated by this Agreement and constitute liquidated damages and not a penalty, and that, without these agreements to pay the Termination Fee, the parties would not enter into this Agreement. Notwithstanding anything in this Agreement to the contrary, in the event the Agreement is terminated under the circumstances in which the Termination Fee is paid: (i) the payment by the Company of the Termination Fee pursuant to this Section 9.4 shall be the sole and exclusive remedy of Parent and Purchaser each and each of their respective Affiliates, each of the direct and indirect stockholders, partners, managers or other equity or security holders of Parent and Purchaser or any of their respective Affiliates and any Representative of any of the foregoing (each, a “Parent Related Party” and, collectively, the “Parent Related Parties”), (ii) (A) none of Parent, Purchaser, any other Parent Related Party or any other Person shall, and none of Parent, Purchaser, any other Parent Related Party or any other Person shall be entitled to bring, and Parent and Purchaser hereby irrevocably covenant not to bring, threaten, commence, maintain or seek (and further covenant to cause each other Parent Related Party not to bring, threaten, commence, maintain or seek) any recovery in connection with and (B) none the Company, any Affiliates thereof, any direct or indirect stockholder, partner, manager or other equity or security holder of the Company or any Affiliate thereof or any Representative of any of the foregoing (each, a “Company Related Party” and, collectively, the “Company Related Parties”) shall have any liability for or with respect to, in the case of each of clauses (A) and (B), any action, suit, claim, proceeding, investigation, arbitration or inquiry or other Legal Proceeding against the Company or any other Company Related Party arising out of this Agreement, any of the Transactions, any breach of any agreement or covenant or any inaccuracy in any representation or warranty set forth in this Agreement, any matters forming the basis for such termination or any loss suffered as a result of the failure of the Merger or any other Transactions to be consummated; provided, however, that payment of the Termination Fee will not be liquidated damages in the case of common law fraud or a Willful Breach of this Agreement by the Company. If the Company fails to timely pay the Termination Fee when due pursuant to this Section 9.4, and, in order to obtain the payment, Parent commences a Legal Proceeding which results in a judgment against the Company for the payment of the Termination Fee as set forth in this Section 9.4, the Company shall pay Parent its reasonable and documented costs and expenses (including reasonable and documented attorneys’ fees) incurred in prosecuting such Legal Proceeding, together with interest on such amount at the prime rate as published in The Wall Street Journal in effect on the date such payment was required to be made through the date such payment was actually received.

(g) As used herein, “Termination Fee” means a cash amount equal to $9,480,000.

ARTICLE X GENERAL PROVISIONS

10.1 Survival of Representations, Warranties and Covenants. The representations, warranties and covenants of the Company, Parent, and Purchaser contained in this Agreement, the Company Disclosure Letter or in any certificate or schedule or other document delivered pursuant to this Agreement shall terminate upon consummation of the Merger, and only the covenants that by their terms survive the Merger or are to be performed (in whole or in part) following the Merger shall survive the Merger in accordance with their respective terms.

10.2 Notices. All notices and other communications hereunder shall be in writing and shall be deemed to have been duly delivered and received hereunder (a) two (2) Business Days after being sent by registered or certified mail, return receipt requested, postage prepaid, (b) one (1) Business Day after being sent for next Business Day delivery, fees prepaid, via a reputable nationwide overnight courier service, (c) immediately upon delivery by hand, or (d) on the date of receipt, if delivered by email (to the extent that no “bounce back” or similar message indicating non-delivery is received with respect thereto), in each case, to the intended recipient as set forth below (or to such other recipient or address as designated in a written notice to the other parties hereto in accordance with this Section 10.2):

(a)	if to Parent or Purchaser, to:

MannKind Corporation

30930 Russell Ranch Road

Suite 300

Westlake Village, CA 91362

Attention: General Counsel

Email: [***]

with a copy (which shall not constitute notice) to:

Cooley LLP

10265 Science Center Drive

San Diego, CA 92121

Attention: Barbara Borden; Rowook Park

Email: bborden@cooley.com; rpark@cooley.com

(b)	if to the Company, to:

scPharmaceuticals Inc.

25 Mall Road, Suite 203

Burlington, Massachusetts 01803

Attention: John Tucker

Email: [***]

with a copy (which shall not constitute notice) to:

Latham & Watkins LLP

650 Town Center Drive, 20th Floor

Costa Mesa, CA 92626-1925

Attention: Scott Shean; Wesley Holmes; Bret Stancil

Email: Scott.Shean@lw.com; Wesley.Holmes@lw.com;

Bret.Stancil@lw.com

10.3 Assignment. No party may assign (by operation of Law or otherwise) either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of the other parties; provided, that Parent may without the prior written agreement of the other party assign any or all of their respective rights and interests hereunder to the Financing Sources and any other secured lenders or financing sources for collateral security purposes, provided, that no such assignment shall relieve the assigning party of its obligations hereunder. Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns. Any purported assignment in violation of this Agreement will be void ab initio.

10.4 Confidentiality. Parent, Purchaser and the Company hereby acknowledge that Parent and the Company have previously executed a Mutual Nondisclosure Agreement dated as of May 7, 2025 (the “Confidentiality Agreement”), which will continue in full force and effect in accordance with its terms.

10.5 Amendment. To the extent permitted by applicable Law and subject to the other provisions of this Agreement, this Agreement may be amended by the parties hereto at any time prior to the Offer Acceptance Time by execution of an instrument in writing signed on behalf of each of Parent, Purchaser and the Company; provided, however, that Section 10.3, this Section 10.5 and Sections 10.6, 10.8, 10.10(c), 10.10(d), 10.11, 10.12, 10.13 (and any provision of this Agreement to the extent a modification, waiver or termination of such provision would modify the substance of any of the foregoing provisions) may not be modified, waived or terminated in a manner that is adverse in any respect to a Financing Source without the prior written consent of the Required Lenders (as defined in the Loan Agreement).

10.6 Extension; Waiver. At any time and from time to time prior to the Effective Time, any party or parties hereto (it being agreed that any extension or waiver by Parent also shall be an effective extension or waiver by Purchaser) may, to the extent permitted by applicable Law and except as otherwise set forth herein, (a) extend the time for the performance of any of the obligations or other acts of the other party or parties hereto, as applicable, (b) waive any inaccuracies in the representations and warranties made to such party or parties hereto contained herein or in any document delivered pursuant hereto and (c) waive compliance with any of the agreements or conditions for the benefit of such party or parties hereto contained herein. Any agreement on the part of a party or parties hereto to any such extension or waiver (it being agreed that any agreement to an extension or waiver by Parent also shall be an effective extension or waiver by Purchaser) shall be valid only if set forth in an instrument in writing signed on behalf of such party or parties, as applicable. Any delay in exercising any right under this Agreement shall not constitute a waiver of such right. The conditions to each of the parties’ obligations to consummate the Merger are for the sole benefit of such party and may be waived by such party in whole or in part to the extent permitted by applicable Law.

10.7 Entire Agreement. This Agreement (including any schedules, annexes and exhibits hereto), the documents and instruments and other agreements among the parties hereto as contemplated by or referred to herein, including the Company Disclosure Letter and the Annexes hereto, the CVR Agreement and the Tender Agreements constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof; provided, however, that the Confidentiality Agreement shall not be superseded, shall survive any termination of this Agreement and shall continue in full force and effect until the earlier to occur of (a) the Effective Time and (b) the date on which the Confidentiality Agreement expires in accordance with its terms or is validly terminated by the parties thereto. NOTWITHSTANDING ANYTHING TO THE CONTRARY HEREIN, EACH PARTY HERETO AGREES THAT, EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES OF THE PARTIES CONTAINED IN THIS AGREEMENT, NEITHER PARENT, PURCHASER OR ANY OF THEIR AFFILIATES OR THEIR RESPECTIVE REPRESENTATIVES, ON THE ONE HAND, NOR THE COMPANY OR ANY OF ITS AFFILIATES OR THEIR RESPECTIVE REPRESENTATIVES, ON THE OTHER HAND, MAKES ANY REPRESENTATIONS OR WARRANTIES TO THE OTHER, AND EACH PARTY HEREBY DISCLAIMS ANY OTHER REPRESENTATIONS OR WARRANTIES, EXPRESS OR IMPLIED (INCLUDING ANY IMPLIED WARRANTY OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE), OR AS TO THE ACCURACY OR COMPLETENESS OF ANY OTHER INFORMATION, MADE (OR MADE AVAILABLE BY) BY ITSELF OR ANY OF ITS REPRESENTATIVES, WITH RESPECT TO, OR IN CONNECTION WITH, THE NEGOTIATION, EXECUTION OR DELIVERY OF THIS AGREEMENT OR THE TRANSACTIONS

CONTEMPLATED HEREBY, NOTWITHSTANDING THE DELIVERY OR DISCLOSURE TO THE OTHER OR THE OTHER’S REPRESENTATIVES OF ANY DOCUMENTATION OR OTHER INFORMATION WITH RESPECT TO ANY ONE OR MORE OF THE FOREGOING.

10.8 Third Party Beneficiaries. Notwithstanding anything herein to the contrary, this Agreement shall be binding upon and inure solely to the benefit of each party hereto, and nothing in this Agreement, express or implied, is intended to confer upon any other Person any rights or remedies of any nature whatsoever under or by reason of this Agreement, except (a) as set forth in or contemplated by the terms and provisions of Section 7.7, (b) subject to Section 9.3 and the last sentence of this Section 10.8, the right of the Company Stockholders with respect to any damages (including damages based on loss of the economic benefit of the transactions contemplated by this Agreement to the Company Stockholders), (c) from and after the Effective Time, the rights of the Company Stockholders and the other holders of Company Securities to receive the Merger Consideration, as provided in Article II, (d) the Company Related Parties’ limitations on liability (and other protections arising from the covenants not to sue and related provisions) set forth in Section 9.4 and (e) each Financing Source shall be an express third party beneficiary with respect to this Section 10.8 and Sections 10.3, 10.5, 10.6, 10.10(c), 10.10(d), 10.11, 10.12, and 10.13 and shall be entitled to rely upon and enforce such provisions against all parties to this Agreement. Notwithstanding anything herein to the contrary, unless otherwise required by applicable Law, the rights granted pursuant to clause (b) of this Section 10.8 and the provisions of Section 9.4 with respect to the recovery of damages based on the losses suffered by the Company Stockholders (including the loss of the economic benefit of the transactions contemplated by this Agreement to the Company Stockholders) shall only be enforceable on behalf of the Company Stockholders by the Company in its sole and absolute discretion, as agent for the Company Stockholders, it being understood and agreed that any and all interests in the recovery of such losses or any such claim shall attach to the Company Shares and subsequently be transferred therewith.

10.9 Severability. In the event that any term or other provision of this Agreement, or the application thereof, is invalid, illegal or incapable of being enforced by any rule of Law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Merger is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the Merger be effected as originally contemplated to the fullest extent possible.

10.10 Remedies; Liability of Financing Sources.

(a) Except as otherwise provided herein, any and all remedies herein expressly conferred upon a Party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such Party, and the exercise by a Party of any one remedy will not preclude the exercise of any other remedy.

(b) The Parties hereby agree that irreparable damage would occur in the event that any provision of this Agreement was not performed in accordance with its specific terms or were otherwise breached, and that money damages or other legal remedies would not be an adequate remedy for any such damages. Accordingly, the Parties acknowledge and hereby agree that in the event of any breach or threatened breach by the Company, on the one hand, or Parent and/or Purchaser, on the other hand, of any of their respective covenants or obligations set forth in this Agreement, the Company, on the one hand, and Parent and Purchaser, on the other hand, shall be entitled (without proof of actual damages or otherwise or posting or securing any bond or other security), in addition to any other remedy to which they are entitled to under law or equity, to seek an injunction or injunctions to prevent or restrain breaches or threatened breaches of this Agreement, by the other (as applicable), and to specifically enforce the terms and provisions of this Agreement to prevent breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of the other under this Agreement. The Company, on the one hand, and Parent and Purchaser, on the other hand, hereby agree not to raise any objections to the availability of the equitable remedy of specific performance to prevent or restrain breaches or threatened breaches of this Agreement by such Party (or Parties), and to specifically enforce the terms and provisions of this Agreement to prevent breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of such Party (or Parties) under this Agreement. Any Party’s pursuit of any injunction or specific performance at any time will not be deemed an election of remedies or waiver of the right to pursue any other right or remedy to which such Party may be entitled, including the right to pursue remedies for liabilities or damages incurred or suffered by a Party in the case of a breach of this Agreement involving Willful Breach or common law fraud; provided, however, that in no event shall Parent or Purchaser be entitled to both the payment of the Termination Fee, on the one hand, and either specific performance or any other monetary or other remedies, on the other hand.

(c) Notwithstanding anything herein to the contrary, the Company acknowledges and agrees, on behalf of itself and its equityholders and Representatives, that it and its equityholders and Representatives shall not have any rights or claims against any Financing Source in connection with this Agreement, the Debt Financing or the definitive agreements with respect thereto or the transactions contemplated hereby or thereby or the performance of any services thereunder; provided, that following the Closing, the foregoing will not limit the rights of the parties to the Debt Financing under the Loan Agreement Amendment. In addition, in no event will any Financing Source be liable for consequential, special, exemplary, punitive or indirect damages (including any loss of profits, business or anticipated savings) or damages of a tortious nature in connection with this Agreement, the Debt Financing or the definitive agreements with respect thereto or the transactions contemplated hereby or thereby or the performance of any services thereunder.

(d) The Company (on behalf of itself and its equityholders and Representatives (as each of the foregoing is determined prior to the Closing Date)):

(i) hereby waives any claims or rights against any Financing Source, and agrees that the Financing Sources shall have no liability to the Company, relating to or arising out of this Agreement, the Debt Financing, the Loan Agreement Amendment, the transactions contemplated hereby and thereby and the performance of any services thereunder, whether at law or in equity and whether in tort, contract or otherwise arising prior to the Closing Date;

(ii) hereby agrees not to commence prior to the Closing Date any suit, action or proceeding against any Financing Source in connection with this Agreement, the Debt Financing, the Loan Agreement Amendment, the transactions contemplated hereby and thereby or the performance of any services thereunder, whether at law or in equity and whether in tort, contract or otherwise; and

(iii) hereby agrees to cause any suit, action or proceeding asserted against any Financing Source prior to the Closing Date by or on behalf of the Company, any of its Affiliates or any Representative thereof (as each of the foregoing is determined prior to the Closing Date) in connection with this Agreement, the Debt Financing, the Loan Agreement Amendment, the transactions contemplated hereby and thereby and the performance of any services thereunder to be dismissed or otherwise terminated.

10.11 Governing Law. This Agreement, including any claims or causes of action (whether in contract, tort or statute) that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance thereof or the Transactions, shall be governed by and construed and enforced in accordance with the Laws of the State of Delaware, without giving effect to any choice or conflict of Law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Delaware; provided, however, that all disputes or controversies arising out of or relating to the Debt Financing or involving the Financing Sources shall be governed by and construed and enforced in accordance with the Laws of the State of New York, without giving effect to any choice or conflict of Law provision or rule (whether of the State of New York or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of New York.

10.12 Consent to Jurisdiction. Each of the parties hereto (a) irrevocably consents to the service of the summons and complaint and any other process in any action or proceeding relating to the Transactions, for and on behalf of itself or any of its properties or assets, in accordance with Section 10.2 or in such other manner as may be permitted by applicable Law, and nothing in this Section 10.12 shall affect the right of any party to serve legal process in any other manner permitted by applicable Law; (b) irrevocably and unconditionally consents and submits itself and its properties and assets in any action or proceeding to the exclusive jurisdiction of the Court of Chancery of the State of Delaware (or, only if the Court of Chancery of the State of Delaware lacks subject matter jurisdiction, the state or federal courts in the State of Delaware) in the event any dispute or controversy arises out of this Agreement or the Transactions, or for recognition and enforcement of any judgment in respect thereof; (c) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court; (d) agrees that any actions or proceedings arising in connection with this Agreement or the Transactions shall be brought, tried and determined only in the Court of Chancery of the State of Delaware (or, only if the Court of Chancery of the State of Delaware lacks subject matter jurisdiction, the state or federal courts in the State of Delaware); (e) waives any objection that it may now or hereafter have to the venue of any such action or proceeding in any such court or that such action or proceeding was brought in an inconvenient court and agrees not to plead or claim the same; and (f) agrees that it will not bring any action relating to this Agreement or the Transactions in any court other than the aforesaid courts. Each of Parent, Purchaser and the Company agrees that a final judgment in any action or proceeding in such courts as provided above shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Law. Notwithstanding the foregoing and anything else to the contrary herein, the Company (A) agrees that it will not, and will cause its equityholders and Representatives not to, bring or support any action, cause of action, claim, cross-claim or third party claim of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, involving the Financing Sources in any way relating to this Agreement or any of the Transactions, including any dispute arising out of or relating in any way to the Debt Financing or the performance thereof or the transactions contemplated thereby, in any forum other than exclusively in, and such action shall be subject to exclusive jurisdiction of, the Supreme Court of the State of New York, County of New York sitting in the Borough of Manhattan, or, if under applicable Law exclusive jurisdiction is vested in the federal courts, the United States District Court for the Southern District of New York in the County of New York sitting in the Borough of Manhattan (and appellate courts thereof), (B) submits for itself and its property with respect to any such action to the exclusive jurisdiction of such courts, (C) agrees that service of process, summons, notice or document by registered mail addressed to it at its address provided in Section 10.2 shall be effective service of process against it for any such action brought in any such court, (D) waives and hereby irrevocably waives, to the fullest extent permitted by applicable law, any objection which it may now or hereafter have to the laying of venue of, and the defense of an inconvenient forum to the maintenance of, any such action in any such court, (E) agrees that a final judgment in any such action shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable law and (F) agrees to irrevocably waive and hereby waives any right to a trial by jury in any such action to the same extent such rights are waived pursuant to Section 10.13.

10.13 WAIVER OF JURY TRIAL. EACH OF PARENT, PURCHASER AND THE COMPANY HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE TRANSACTIONS CONTEMPLATED HEREBY OR THE ACTIONS OF PARENT, PURCHASER OR THE COMPANY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT HEREOF, INCLUDING BUT NOT LIMITED TO ANY DISPUTE ARISING OUT OF OR RELATING TO THE LOAN AGREEMENT AMENDMENT OR THE PERFORMANCE THEREOF. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATION OF THIS WAIVER, (C) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (D) EACH PARTY HAS BEEN INDUCED TO ENTER

INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION.

10.14 Disclosure Letter References. The parties hereto agree that the disclosure set forth in any particular section or subsection of the Company Disclosure Letter shall be deemed to be an exception to (or, as applicable, a disclosure for purposes of) (a) the representations and warranties (or covenants, as applicable) of the Company that are set forth in the corresponding section or subsection of this Agreement, and (b) any other representations and warranties (or covenants, as applicable) of the Company that are set forth in this Agreement, but in the case of this clause (b) only if the relevance of that disclosure as an exception to (or a disclosure for purposes of) such other representations and warranties (or covenants, as applicable) is reasonably apparent on the face of such disclosure. The mere inclusion of an item in the Company Disclosure Letter as an exception to a representation or warranty or covenant shall not be deemed an admission that such item represents a material exception or material fact, event or circumstance or that such item is material or constitutes a Company Material Adverse Effect, and no reference to, or disclosure of, any item or other matter in the Company Disclosure Letter shall necessarily imply that any other undisclosed matter or item having a greater value or significance is material.

10.15 No Presumption Against Drafting Party. Each of Parent, Purchaser and the Company acknowledges that each party to this Agreement has been represented by counsel in connection with this Agreement and the transactions contemplated by this Agreement. Accordingly, any rule of law or any legal decision that would require interpretation of any claimed ambiguities in this Agreement against the drafting party has no application and is expressly waived.

10.16 Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party, it being understood that all parties need not sign the same counterpart. Delivery of an executed counterpart of a signature page to this Agreement by facsimile or other electronic transmission, including by e-mail attachment, shall be effective as delivery of a manually executed counterpart of this Agreement.

(Remainder of Page Intentionally Left Blank)

IN WITNESS WHEREOF, the undersigned have caused this Agreement to be executed by their respective duly authorized officers to be effective as of the date first above written.

MANNKIND CORPORATION

By:	/s/ Michael Castagna
Name:	Michael Castagna
Title:	Chief Executive Officer

SEACOAST MERGER SUB, INC.

By:	/s/ David Thomson
Name:	David Thomson
Title:	Secretary

IN WITNESS WHEREOF, the undersigned have caused this Agreement to be executed by their respective duly authorized officers to be effective as of the date first above written.

SCPHARMACEUTICALS INC.

By:	/s/ John H. Tucker
Name:	John H. Tucker
Title:	President and Chief Executive Officer

EXHIBIT A

SURVIVING COMPANY CERTIFICATE OF INCORPORATION

EXHIBIT B

SURVIVING COMPANY BYLAWS

ANNEX I

CONDITIONS TO THE OFFER

The obligation of Purchaser to accept for payment and pay for Company Shares validly tendered (and not withdrawn) pursuant to the Offer, subject to the rights and obligations of Purchaser to extend and/or amend the Offer in accordance with the terms and conditions of this Agreement, is subject to the satisfaction of the conditions set forth in clauses “(i)” through “(viii)” below. Accordingly, notwithstanding any other provision of the Offer or this Agreement to the contrary, Purchaser shall not be required to accept for payment or (subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act) pay for, and may delay the acceptance for payment of, or (subject to any such rules and regulations) the payment for, any validly tendered (and not validly withdrawn) Company Shares, and, to the extent permitted by this Agreement, may (x) terminate the Offer: (i) upon termination of this Agreement; and (ii) at any scheduled Expiration Date (subject to any extensions of the Offer pursuant to Section 1.1(c) of this Agreement) or (y) amend the Offer as otherwise permitted by this Agreement, if (in the case of (x) or (y)): (A) the Minimum Condition (as defined below) shall not be satisfied as of one minute following 11:59 p.m. Eastern Time on the Expiration Date of the Offer; or (B) any of the additional conditions set forth in clauses “(ii)” through “(viii)” below shall not be satisfied or waived in writing by Parent as of one minute following 11:59 p.m. Eastern Time on the Expiration Date of the Offer:

(i) there shall have been validly tendered (not including any Company Shares tendered pursuant to guaranteed delivery procedures that have not yet been “received,” as such term is defined in Section 251(h) of the DGCL, by the depositary for the Offer pursuant to such procedures) and not validly withdrawn Company Shares that, considered together with all Company Shares (if any) beneficially owned by Parent and its Subsidiaries, represent one more Company Share than 50% of the total number of Company Shares outstanding at the time of the expiration of the Offer (the “Minimum Condition”);

(ii) the representations and warranties of the Company (a) set forth in Section 4.1(d) (Organization and Qualification) and the first and second sentences of Section 4.2(a) (Capitalization) of the Agreement shall have been true and correct in all respects as of the date of the Agreement and shall be true and correct in all respects at and as of the Offer Acceptance Time as if made at and as of the Offer Acceptance Time, except for de minimis inaccuracies; (b) set forth in Section 4.1 (Organization and Qualification) (other than Section 4.1(d)), Section 4.2 (Capitalization) (other than the first and second sentences of Section 4.2(a)), Section 4.3 (Corporate Power; Enforceability), Section 4.4 (Company Board Approval), Section 4.5 (No Vote Required), Section 4.10 (Brokers; Certain Expenses), Section 4.24 (Opinion of Financial Advisor of the Company) and Section 4.25 (State Takeover Statutes Inapplicable) of the Agreement shall have been true and correct (in each case, without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” set forth in any such representation or warranty) in all material respects as of the date of the Agreement, and shall be so true and correct in all material respects at and as of the Offer Acceptance Time as if made at and as of the Offer Acceptance Time; (c) set forth in clause “(a)” of the first sentence of Section 4.9 (Absence of Certain Changes) shall have been true and correct in all respects as of the date of this Agreement and shall be true and correct in all respects at and as of the Offer Acceptance Time as if made at and as of such time; and (d) set forth in the Agreement (other than those referred to in the immediately preceding clauses “(a)”, “(b)” or “(c)”) shall have been true and correct in all respects (in each case, without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” set forth in any such representation or warranty) as of the date of this Agreement, and shall be so true and correct in all respects at and as of the Offer Acceptance Time as if made at and as of such time, except where the failure of such representations and warranties to be so true and correct would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect; provided, that in each case of the immediately preceding clauses “(a)”, “(b)”, “(c)” or “(d)”, the accuracy of those representations or warranties that address matters only as of a specific date shall be measured (subject to the applicable materiality standard as set forth in the applicable clause) as of such date only;

(iii) the Company shall have complied with or performed in all material respects all of the covenants and agreements that the Company is required to comply with or perform at or prior to the Offer Acceptance Time (without giving effect to any limitation as to “materiality” set forth in any such covenants or agreements);

(iv) since the date of the Agreement, there shall not have been any Company Material Adverse Effect that is continuing as of the Offer Acceptance Time;

(v) all applicable waiting periods under the HSR Act and the Required Antitrust Approvals shall have expired or been terminated (including any timing agreement entered into with any Governmental Authority) and any approvals or clearances required thereunder shall have been obtained;

(vi) no Law, order, judgment or injunction (whether temporary, preliminary or permanent) issued, enacted, promulgated, entered or enforced by a court of competent jurisdiction or other Governmental Authority restraining, prohibiting or rendering illegal the consummation of the Offer or the Merger (brought by a third party) is in effect;

(vii) Parent and Purchaser shall have received a certificate executed on behalf of the Company by the Company’s Chief Executive Officer, acting in such capacity, and not in his or her capacity as an individual, confirming that the conditions set forth in clauses “(ii),” “(iii)” and “(iv)” of this Annex I have been duly satisfied; and

(viii) this Agreement shall not have been terminated in accordance with its terms.

The foregoing conditions are for the sole benefit of Parent and Purchaser, may be asserted by Parent or Purchaser and (except for the Minimum Condition) may be waived by Parent or Purchaser in whole or in part at any time and from time to time in the sole discretion of Parent or Purchaser, subject in each case to the terms of the Agreement and the applicable rules and regulations of the SEC. The failure by Parent or Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and, each such right shall be deemed an ongoing right which may be asserted at any time and from time to time. In addition, each of the foregoing conditions is independent of any of the other foregoing conditions; the exclusion of any event from a particular condition does not mean that such event may not be included in another condition.

ANNEX II

FORM OF TENDER AND SUPPORT AGREEMENT

TENDER AND SUPPORT AGREEMENT

THIS TENDER AND SUPPORT AGREEMENT (this “Agreement”) is entered into as of [●], 2025, by and among MannKind Corporation, a Delaware corporation (“Parent”), Seacoast Merger Sub, Inc., a Delaware corporation and a direct wholly owned subsidiary of Parent (“Purchaser”), and [_________] (“Stockholder”).

RECITALS

A. Stockholder is a holder of record and the “beneficial owner” (within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) of certain shares of common stock of scPharmaceuticals Inc., a Delaware corporation (the “Company”).

B. Concurrently with the execution of this Agreement, Parent, Purchaser and the Company are entering into an Agreement and Plan of Merger, dated as of the date hereof (the “Merger Agreement”), which provides, among other things, for Purchaser to commence a cash tender offer (the “Offer”) to acquire all of the outstanding shares of common stock, par value $0.0001 per share, of the Company (the “Company Shares”) and following the consummation of the Offer, the merger of Purchaser with and into the Company, with the Company continuing as the surviving corporation and as a direct wholly owned subsidiary of Parent (the “Merger”), upon the terms and subject to the conditions set forth in the Merger Agreement.

C. As a condition to the willingness of Parent and Purchaser to enter into the Merger Agreement and as an inducement in consideration therefor, Stockholder has agreed to enter into this Agreement and tender and vote Stockholder’s Subject Securities (as defined below) as described herein.

AGREEMENT

The parties to this Agreement, intending to be legally bound, agree as follows:

SECTION 1. CERTAIN DEFINITIONS

For purposes of this Agreement:

(a) Capitalized terms used herein that are not defined shall have the respective meanings assigned to those terms in the Merger Agreement.

(b) “Contract” means any note, bond, mortgage, indenture, lease, license, permit, contract, commitment, arrangement, understanding, agreement or other instrument or obligations of any kind, including, any voting agreement, proxy arrangement, pledge agreement, stockholder agreement or voting trust, to which Stockholder is a party or by which the Subject Securities are bound.

(c) “Expiration Date” means the earliest of (i) the date and time upon which the Merger Agreement is validly terminated in accordance with Article IX of the Merger Agreement, (ii) the date and time upon which the Merger becomes effective, (iii) the date and time the Merger Agreement is amended or modified, in each case in any manner adverse in any material respect to Stockholder (including any reduction in, or change to the form of, the consideration payable for the Company Shares (other than the substitution of upfront cash paid at the Closing for one or both milestone payments in the CVR Agreement in an amount equal to the aggregate maximum milestone payment payable to all Holders (as defined in the CVR Agreement) for such milestone(s) under the CVR Agreement as if such milestone(s) had been attained to the maximum extent)) without the prior written consent of Stockholder, (iv) the termination or withdrawal of the Offer by Parent or Purchaser, and (v) the expiration of the Offer without Purchaser having accepted for payment the Company Shares tendered in the Offer.

(d) “Lien” means any lien, pledge, hypothecation, security interest, option, right of first refusal, proxy, voting trust or agreement, or other similar encumbrance on the Subject Securities (other than as created by this Agreement or restrictions on transfer under the Securities Act of 1933, as amended).

(e) Stockholder is deemed to “Own” or to have acquired “Ownership” of a security if Stockholder: (i) is the record owner of such security; or (ii) is the “beneficial owner” (within the meaning of Rule 13d-3 under the Exchange Act) of such security.

(f) “Subject Securities” mean: (i) all Company Shares Owned by Stockholder as of the date of this Agreement and (ii) all additional Company Shares of which Stockholder acquires Ownership during the Support Period.

(g) “Support Period” means the period commencing on (and including) the date of this Agreement and ending on (and including) the Expiration Date.

(h) A Person is deemed to have effected a “Transfer” of a security if such Person directly or indirectly: (i) lends, sells, pledges, gifts, hedges, encumbers, grants a Lien on or an option with respect to, enters into any derivative arrangement with respect thereto, transfers or disposes of such security or any interest in such security or right therein to any Person other than Parent or Purchaser; (ii) enters into an agreement or commitment contemplating the possible lending of, sale of, pledge of, gift, hedge, encumbrance or Lien of, grant of an option with respect to, a derivative arrangement, transfer of or disposition of such security or any interest or right therein to any Person other than Parent or Purchaser; or (iii) reduces such Person’s beneficial ownership of or interest in or risk relating to such security or enters into a derivative arrangement with respect to such security.

SECTION 2. TRANSFER OF SUBJECT SECURITIES AND VOTING RIGHTS

2.1 Restriction on Transfer of Subject Securities. Subject to Section 2.3 below, during the Support Period, Stockholder shall not cause or permit any Transfer of any of the Subject Securities to be effected, and any such Transfer during the Support Period made not in accordance with Section 2.3 shall be null and void ab initio. Without limiting the generality of the foregoing, during the Support Period, Stockholder shall not tender, agree to tender or permit to be tendered any of the Subject Securities in response to or otherwise in connection with any tender or exchange offer other than the Offer.

2.2 Restriction on Transfer of Voting Rights. During the Support Period, Stockholder shall ensure that: (a) none of the Subject Securities is deposited or otherwise transferred into a voting trust or any voting agreement or arrangement is entered into with respect to the Subject Securities other than as set forth in this Agreement; (b) no proxy, power-of-attorney, consent right or other authorization is granted, and no voting agreement or similar agreement is entered into, with respect to any of the Subject Securities other than as set forth in this Agreement; and (c) no action is taken or permitted that would in any material way restrict, limit or interfere with the performance of Stockholder’s obligations hereunder or otherwise make any representation or warranty of Stockholder herein untrue or incorrect in any material respect. Any action taken in violation of the foregoing sentence shall be null and void ab initio.

2.3 Permitted Transfers. Section 2.1 above shall not prohibit a Transfer of Subject Securities by Stockholder: (a) if Stockholder is an individual (i) to any member of Stockholder’s immediate family, or to a trust for the benefit of Stockholder or any member of Stockholder’s immediate family, or (ii) by will or under the laws of intestacy upon the death of Stockholder; (b) if Stockholder is a limited partnership or limited liability company, to a partner or member of Stockholder; (c) if Stockholder is a corporation, to an affiliate under common control with Stockholder; or (d) to a charitable organization qualified under Section 501(c)(3) of the Code; provided, however, that a Transfer referred to in clauses “(a)” through “(d)” of this sentence shall be permitted only if (A) all of the representations and warranties in this Agreement with respect to Stockholder would be true and correct upon such Transfer in all material respects, subject to necessary adjustment arising

2

solely as a result of such Transfer, (B) as a precondition to such Transfer, the transferee agrees in a written document, reasonably satisfactory in form and substance to Parent, to be bound by all of the terms of this Agreement, and (C) such transfer occurs no later than three (3) Business Days prior to the Expiration Date.

SECTION 3. TENDER OF SUBJECT SECURITIES

3.1 Tender of Subject Securities. Unless this Agreement shall have been terminated in accordance with its terms, Stockholder hereby agrees, subject to Section 3.3, to tender the Subject Securities (collectively, the “Tender Shares”) free and clear of all Liens, or cause such Stockholder’s Tender Shares to be tendered, into the Offer no later than the tenth (10th) Business Day following the commencement of the Offer. If Stockholder acquires Tender Shares after the date hereof, unless this Agreement shall have been terminated in accordance with its terms, Stockholder shall tender or cause to be tendered such Tender Shares on or before the earlier of (a) five (5) Business Days after such acquisition, and (b) one (1) Business Day prior to the Expiration Date. Unless this Agreement shall have been terminated in accordance with its terms, Stockholder will not withdraw the Tender Shares, or cause the Tender Shares to be withdrawn, from the Offer at any time. Stockholder shall notify Parent as promptly as practicable (and in any event within forty-eight (48) hours after receipt) in writing of the number of any additional shares of Company Shares of which such Stockholder acquires beneficial or record ownership on or after the date hereof.

3.2 Return of Subject Securities. If (a) the Offer is terminated or withdrawn by Parent or Purchaser, or (b) this Agreement is terminated prior to the purchase of the Subject Securities in the Offer, Parent and Purchaser shall promptly return, or cause any depository acting on behalf of Parent and Purchaser to return all Subject Securities tendered by Stockholder in the Offer to Stockholder.

3.3 No Requirement to Exercise. Notwithstanding anything in this Agreement to the contrary, nothing herein shall require Stockholder to exercise any equity award or warrant or require any Stockholder to purchase any Company Shares, and nothing herein shall prohibit any Stockholder from exercising any equity award or warrant held by such Stockholder.

SECTION 4. VOTING OF COMPANY SHARES

4.1 Voting Covenant. Stockholder hereby irrevocably and unconditionally agrees that, during the Support Period, at any annual or special meeting of the stockholders of the Company, however called, including any adjournment or postponement thereof, and in connection with any action proposed to be taken by written consent of the stockholders of the Company, such Stockholder shall, in each case to the fullest extent that Stockholder’s Subject Securities are entitled to vote thereon: (a) appear at each such meeting or otherwise cause all such Subject Securities to be counted as present thereat for purposes of determining a quorum; and (b) be present (in person or by proxy) and vote (or cause to be voted), or deliver (or cause to be delivered) a written consent with respect to, all of its Subject Securities, and unless otherwise directed in writing by Parent:

(a) in favor of (i) the Merger, the execution and delivery by the Company of the Merger Agreement and the adoption and approval of the Merger Agreement and the terms thereof, and (ii) each of the other Transactions;

(b) against any action or agreement that would (i) to the knowledge of such Stockholder, result in a material breach of any representation, warranty, covenant or obligation of the Company in the Merger Agreement or of Stockholder in this Agreement or (ii) would reasonably be expected to result in any of the conditions set forth in Article VIII or Annex I of the Merger Agreement not being satisfied on or before the Outside Date; and

(c) against the following actions (other than the Merger and the other Transactions): (i) any Alternative Proposal; (ii) any amendment to the Company’s certificate of incorporation or bylaws; (iii) any change in the capitalization of the Company or the Company’s corporate structure; (iv) any sale, lease, exclusive license or transfer of a material amount of assets (including, for the avoidance of doubt, intellectual property rights) of the

3

Company or any reorganization, recapitalization or liquidation of the Company, (v) any change in a majority of the board of directors of the Company; and (vi) any other action which is, to the knowledge of Stockholder, intended or would reasonably be expected to impede, interfere with, delay, postpone, discourage or adversely affect the Merger or any of the other Transactions or this Agreement.

During the Support Period, Stockholder shall not enter into any agreement or understanding with any Person to vote or give instructions in a manner inconsistent with clauses “(a)”, “(b)” or “(c)” of this Section 4.1.

4.2 No Other Agreement.

During the Support Period, Stockholder shall not enter into any tender, voting or other such agreement, or grant a proxy or power of attorney, with respect to any of the Subject Securities that is inconsistent with this Agreement or otherwise take any other action with respect to any of the Subject Securities that would reasonably be expected to restrict, limit or interfere with the performance of any of Stockholder’s obligations hereunder.

SECTION 5. WAIVER OF APPRAISAL RIGHTS

5.1 During the term of this Agreement, Stockholder hereby irrevocably and unconditionally waives, and agrees not to exercise or assert, on its own behalf or on behalf of any other holder of Company Shares, any rights of appraisal, any dissenters’ rights or any similar rights relating to the Merger that Stockholder may have by virtue of, or with respect to, any Subject Securities Owned by Stockholder.

SECTION 6. REPRESENTATIONS AND WARRANTIES OF STOCKHOLDER

Stockholder hereby represents and warrants to each of Parent and Purchaser as follows:

6.1 Authorization, etc. Stockholder has the authority and legal capacity to execute and deliver this Agreement and to perform Stockholder’s obligations hereunder. This Agreement has been duly authorized, executed and delivered by Stockholder and, assuming due authorization, execution and delivery by Parent and Purchaser, constitutes a legal, valid and binding obligation of Stockholder, enforceable against Stockholder in accordance with its terms, except as enforcement thereof may be limited by (i) bankruptcy, insolvency, reorganization, moratorium and similar Laws affecting the enforcement of creditors’ rights or remedies in general as from time to time in effect or (ii) the exercise by courts of equity powers. If Stockholder is a corporation, then Stockholder is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction in which it was organized. If Stockholder is a general or limited partnership, then Stockholder is a partnership duly organized, validly existing and in good standing under the laws of the jurisdiction in which it was organized. If Stockholder is married, and any of the Subject Securities of Stockholder constitute community property or otherwise need spousal or other approval for this Agreement to be legal, valid and binding, this Agreement has been duly executed and delivered by Stockholder’s spouse and, assuming due authorization, execution and delivery by Parent and Purchaser, is enforceable against Stockholder’s spouse in accordance with its terms, except as enforcement thereof may be limited by (i) bankruptcy, insolvency, reorganization, moratorium and similar Laws affecting the enforcement of creditors’ rights or remedies in general as from time to time in effect or (ii) the exercise by courts of equity powers.

6.2 No Conflicts or Consents.

(a) The execution and delivery of this Agreement by Stockholder does not, and the performance of this Agreement by Stockholder will not: (a) assuming the Company’s, Parent’s and Purchaser’s compliance with all applicable antitrust and competition laws, conflict with or violate any law, rule, regulation, order, decree or judgment applicable to Stockholder or by which Stockholder or any of Stockholder’s Subject Securities is or may be bound; (b) if Stockholder is not an individual, violate, contravene or conflict with or result in any breach of any provision of the certificate of incorporation or bylaws (or other similar governing documents) of

4

Stockholder; or (c) result in or constitute (with or without notice or lapse of time) any material breach of or material default under, or give to any other Person (with or without notice or lapse of time) any right of termination, amendment, acceleration or cancellation of, or result (with or without notice or lapse of time) in the creation of any Lien on any of the Subject Securities pursuant to, any Contract to which Stockholder is a party or by which Stockholder or any of Stockholder’s Affiliates or Subject Securities is or may be bound or affected; except, in each case, for any conflict, violation, breach, default or right which would not adversely affect in any material respect the ability of Stockholder to perform its obligations hereunder.

(b) The execution and delivery of this Agreement by Stockholder does not, and the performance of this Agreement by Stockholder will not, require any filing with or notification of, nor any permit, authorization, consent or approval of, any Person, other than as required by the Securities Act, the Exchange Act, other similar securities laws and the rules and regulations promulgated thereunder or where the failure to make such filings or obtain such permits, authorizations, consents or approvals would not, individually or in the aggregate, prevent or materially delay the performance by Stockholder of any of its obligations under this Agreement. Assuming the Company’s, Parent’s and Purchaser’s compliance with all applicable antitrust and competition laws, no consent or notification of, or registration, declaration or filing with, any Governmental Authority is required to be obtained or made by or with respect to Stockholder in connection with the execution, delivery or performance of this Agreement or the consummation of the transactions contemplated hereby, other than such reports under Sections 13(d) and 16 of the Exchange Act as may be required in connection with this Agreement, as otherwise may be required by the Securities Act, the Exchange Act, other similar securities laws and the rules and regulations promulgated thereunder, or where the failure to obtain such consents or make such registrations, declarations or filings would not adversely affect in any material respect the ability of Stockholder to perform its obligations hereunder.

6.3 Title to Company Shares. Stockholder (a) owns, free and clear of any Lien (other than (i) applicable restrictions on Transfer under securities Laws and Liens that would not adversely affect in any material respect the ability of Stockholder to perform its obligations hereunder), the Subject Securities set forth opposite such Stockholder’s name on Exhibit A to this Agreement, and (b) except as set forth in Exhibit A hereto, does not hold or have any ownership interest in any other Company Shares or any performance based stock awards, restricted stock, options (including any granted pursuant to any Company Stock Plan) or warrants to acquire Company Shares, or other rights or securities convertible into or exercisable or exchangeable for Company Shares.

6.4 Legal Proceedings. As of the date of this Agreement, there is no Legal Proceeding pending or, to the knowledge of Stockholder, threatened against Stockholder or any of such Stockholder’s properties or assets that would reasonably be expected to impair in any material respect the ability of Stockholder to perform Stockholder’s obligations hereunder.

6.5 Merger Agreement. Stockholder has reviewed and understands the terms of this Agreement and the Merger Agreement, and Stockholder has had the opportunity to consult with such Stockholder’s counsel in connection with this Agreement.

6.6 Voting Power. Stockholder has full voting power with respect to all such Stockholder’s Subject Securities, and full power of disposition, full power to issue instructions with respect to the matters set forth herein and full power to agree to all of the matters set forth in this Agreement, in each case with respect to all such Stockholder’s Subject Securities. None of such Stockholder’s Subject Securities are subject to any stockholders’ agreement, proxy, voting trust or other agreement or arrangement with respect to the voting of such Subject Securities, except as provided hereunder.

6.7 Reliance. Stockholder understands and acknowledges that Parent and Purchaser are entering into the Merger Agreement in reliance upon such Stockholder’s execution, delivery and performance of this Agreement.

5

SECTION 7. REPRESENTATIONS AND WARRANTIES OF PARENT AND PURCHASER

Each of Parent and Purchaser hereby, jointly and severally, represents and warrants to Stockholder as follows:

7.1 Authorization, etc. Each of Parent and Purchaser has all necessary corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder. This Agreement has been duly authorized, executed and delivered by each of Parent and Purchaser and, assuming due authorization, execution and delivery by Stockholder, constitutes a legal, valid and binding obligation of Parent and Purchaser, enforceable against Parent and Purchaser in accordance with their terms, subject to (a) laws of general application relating to bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance and other laws affecting enforcement of creditors’ rights generally, and (b) rules of law governing specific performance, injunctive relief and other equitable remedies. Each of Parent and Purchaser is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction in which it was organized.

7.2 No Conflicts or Consents. The execution and delivery of this Agreement by Parent and Purchaser does not, and the performance of this Agreement by Parent and Purchaser and their respective Representatives will not: (a) conflict with or violate any law, rule, regulation, order, decree or judgment applicable to Parent and Purchaser (or any of such Representatives) or by which Parent or Purchaser (or any of such Representatives) or any of their respective properties is or may be bound; or (b) require any filing with, nor any permit, authorization, consent or approval of, any Person or require any consent of, or registration, declaration or filing with, any Governmental Authority, other than (i) any applicable requirements of the Exchange Act, NASDAQ, and the DGCL, (ii) as required by Antitrust Laws, (iii) as contemplated by the Merger Agreement (including schedules thereto), and (iv) where the failure to obtain such consents or approvals or to make such filings, would not, individually or in the aggregate, prevent or materially delay the performance by Parent or Purchaser of their obligations under this Agreement.

SECTION 8. COVENANTS OF STOCKHOLDER

8.1 Stockholder Information. Stockholder hereby agrees to permit Parent and Purchaser to publish and disclose in the Offer Documents Stockholder’s identity and ownership of the Subject Securities and the nature of Stockholder’s commitments, arrangements and understandings under this Agreement.

8.2 Further Assurances. From time to time and without additional consideration, Stockholder shall (at Parent’s sole expense) execute and deliver, or cause to be executed and delivered, such additional transfers, assignments, endorsements, consents and other instruments for the purpose of carrying out and furthering the intent of this Agreement, and shall (at Parent’s sole expense) use commercially reasonable efforts to take such further actions, as Parent may reasonably request for the purpose of carrying out and furthering the intent of this Agreement.

8.3 Stop Transfer Order; Legends. Stockholder hereby agrees that it will not request that the Company register the Transfer of any certificate or uncertificated interest representing any of the Subject Securities, unless such Transfer is made in compliance with this Agreement. In furtherance of this Agreement, concurrently herewith, Stockholder shall, and hereby does authorize the Company or its counsel to, notify the Company’s transfer agent that there is a stop transfer order with respect to all of the Subject Securities (and that this Agreement places limits on the voting and transfer of such shares). The parties hereto agree that such stop transfer order shall be removed and shall be of no further force and effect upon the Expiration Date.

8.4 Alternative Proposals; No Solicitation.

(a) During the Support Period, Stockholder shall (i) promptly (and in any event within the shorter of one Business Day and thirty-six (36) hours after receipt) notify Parent in writing of any Alternative Proposal (excluding any Alternative Proposal received prior to the date of this Agreement, but including any such

6

Alternative Proposal that is renewed on or following the date of this Agreement), any inquiries, proposals, offers or requests with respect to or that could reasonably be expected to lead to an Alternative Proposal (including any request for non-public information related to the Company) that are received by Stockholder or its Affiliates, (ii) provide to Parent the identity of the Person making or submitting such Alternative Proposal, inquiry, proposal, offer or request, and a copy of any written materials received from such Person or such Person’s Representatives or provided by Stockholder or its Affiliates to such Person or such Person’s Representatives related thereto (or, if oral, a summary of the material terms and conditions of any such Alternative Proposal, inquiry, proposal, offer or request), (iii) keep Parent reasonably informed of any material developments, discussions or negotiations regarding any such inquiry, proposal, offer, request or Alternative Proposal on a prompt basis, including by providing prompt notice of all material amendments or modifications thereto and all written materials subsequently provided in connection therewith, and (iv) upon the request of Parent, promptly inform Parent of the status of such Alternative Proposal.

(b) During the Support Period, Stockholder hereby agrees that it shall not, and shall use reasonable best efforts to cause its Representatives not to (and to not resolve or publicly propose to), directly or indirectly: (i) continue any solicitation, knowing encouragement, discussions or negotiations with any Persons that may be ongoing with respect to an Alternative Proposal or any inquiries, proposals, offers or requests with respect to or that could reasonably be expected to lead to an Alternative Proposal; or (ii) (A) solicit, initiate, knowingly induce or knowingly facilitate or encourage (including by way of furnishing information or voting in favor of a waiver under Section 203 of the DGCL) any inquiries or indications of interest regarding, or the making of any proposal or offer that constitutes, or could reasonably be expected to lead to, an Alternative Proposal, (B) engage in, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any other Person any non-public information in connection with, in response to, or for the purpose of soliciting, knowingly encouraging or knowingly facilitating an Alternative Proposal or any inquiries, proposals, offers or requests that could reasonably be expected to lead to an Alternative Proposal, (C) adopt, approve, recommend, submit to stockholders or declare advisable any Alternative Proposal, (D) enter into any letter of intent, term sheet, acquisition agreement, agreement in principle or similar agreement with respect to or that could reasonably be expected to lead to an Alternative Proposal or any proposal or offer that could reasonably be expected to lead to an Alternative Proposal, (E) release or permit the release of any Person from, or waive or permit the waiver of any provision of, or fail to use reasonable best efforts to enforce or cause to be enforced, any standstill or similar agreement to which the Company is a party, (F) take any action or exempt any Person (other than Parent and its Subsidiaries) from the restriction on “business combinations” or any similar provision contained in applicable takeover Laws or the Company’s organizational or other governing documents, or (G) resolve, publicly propose or agree to do any of the foregoing; provided, in connection with the termination by the Company of the Merger Agreement in accordance with its terms in order to enter into an Alternative Acquisition Agreement, Stockholder shall be entitled to enter into a tender and voting or other support agreement with the Person making the Superior Proposal.

8.5 Public Announcement. Stockholder shall not, and shall use reasonable best efforts to cause its Representatives not to, directly or indirectly, issue any press release or make any public statement with respect to the transactions contemplated by this Agreement or the Merger Agreement without the approval of Parent, except as may be required by applicable Law or the rules or regulations of any applicable United States securities exchange or regulatory or governmental body to which Stockholder is subject, in which case, to the extent permitted by applicable Law and practicable under the circumstances, Stockholder shall consult in good faith with Parent before making any such public announcement. Stockholder hereby (i) consents to and authorizes the publication and disclosure by Parent, Purchaser and the Company (including in the Schedule TO, the Schedule 14D-9 or any other publicly filed documents relating to the Merger, the Offer or the Transactions) of: (a) Stockholder’s identity; (b) Stockholder’s ownership of the Subject Securities; and (c) the nature of Stockholder’s commitments, arrangements and understandings under this Agreement, and any other information that Parent, Purchaser or the Company reasonably determines to be necessary in any SEC disclosure document in connection with the Offer, the Merger or the Transactions and (ii) agrees as promptly as reasonably practicable to give Parent any information it may reasonably require for the preparation of any such disclosure documents and

7

notify Parent, Purchaser and the Company of any required corrections with respect to any written information supplied by Stockholder specifically for use in any such disclosure document, if and to the extent Stockholder becomes aware that any such information shall have become false or misleading in any material respect.

8.6 Waiver of Certain Actions. Stockholder hereby agrees not to commence or participate in, and to take all actions necessary to opt out of any class in any class action with respect to, any claim, derivative or otherwise, against Parent, Purchaser or any of their respective successors (a) challenging the validity of, or seeking to enjoin or delay the operation of, any provision of this Agreement or the Merger Agreement (including any claim seeking to enjoin or delay the Expiration Date or the Closing) or (b) alleging a breach of any duty of the board of directors of the Company in connection with the Merger Agreement, this Agreement or the transactions contemplated thereby or hereby.

SECTION 9. MISCELLANEOUS

9.1 Adjustments. In the event that, between the date of this Agreement and the Effective Time, (a) the number of issued and outstanding Subject Securities or securities convertible or exchangeable into or exercisable for Subject Securities changes as a result of a reclassification, stock split (including a reverse stock split), stock dividend or distribution, recapitalization, merger, issuer tender or exchange offer, or other similar transaction, or (b) Stockholder shall become the beneficial owner of any additional Company Shares, then the terms of this Agreement shall apply to the Company Shares held by Stockholder immediately following the effectiveness of the events described in clause (a) or Stockholder becoming the beneficial owner thereof as described in clause (b), as though, in either case, they were Subject Securities hereunder. In the event that Stockholder shall become the beneficial owner of any other securities entitling the holder thereof to vote or give consent with respect to the matters set forth in Section 4 hereof, then the terms of Section 4 hereof shall apply to such other securities as though they were Subject Securities hereunder.

9.2 Survival of Representations, Warranties and Agreements. All representations, warranties, covenants and agreements in this Agreement, and all rights and remedies with respect thereto, shall not survive the Expiration Date.

9.3 Expenses. Except as otherwise provided herein, all costs and expenses incurred in connection with the transactions contemplated by this Agreement shall be paid by the party incurring such costs and expenses.

9.4 Notices. All notices and other communications hereunder shall be in writing and shall be deemed to have been duly delivered and received hereunder (a) two (2) Business Days after being sent by registered or certified mail, return receipt requested, postage prepaid, (b) one (1) Business Day after being sent for next Business Day delivery, fees prepaid, via a reputable nationwide overnight courier service, (c) immediately upon delivery by hand, or (d) on the date of receipt, if delivered by email (to the extent that no “bounce back” or similar message indicating non-delivery is received with respect thereto), in each case, to the intended recipient as set forth below (or to such other recipient or address as designated in a written notice to the other parties hereto in accordance with this Section 9.4):

if to Stockholder:

at the address set forth on the signature page hereof;

and if to Parent or Purchaser (or following the Effective Time, the Company):

MannKind Corporation

30930 Russell Ranch Road

Suite 300

Westlake Village, CA 91362

Attention: General Counsel

8

Email: legal@mannkindcorp.com

with a copy to (which copy shall not constitute notice):

Cooley LLP

10265 Science Center Dr

San Diego, CA 92121

Attn: Barbara L. Borden & Rowook Park

Email: bborden@cooley.com & rpark@cooley.com

9.5 Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions of this Agreement or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If a final judgment of a court of competent jurisdiction declares that any term or provision of this Agreement is invalid or unenforceable, the parties agree that the court making such determination shall have the power to limit such term or provision, to delete specific words or phrases or to replace such term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be valid and enforceable as so modified. In the event such court does not exercise the power granted to it in the prior sentence, the parties agree to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term or provision.

9.6 Entire Agreement; Counterparts. This Agreement and any other documents delivered by the parties in connection herewith constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among or between any of the parties, with respect to the subject matter hereof and thereof. This Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument. The exchange of a fully executed Agreement (in counterparts or otherwise) by PDF shall be sufficient to bind the parties to the terms and conditions of this Agreement.

9.7 Assignment; Binding Effect. No party may assign (by merger, operation of Law or otherwise) either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of the other parties; provided, that (a) each of Parent or Purchaser may assign its rights and obligations under this Agreement (in whole but not in part) in connection with a permitted assignment of the Merger Agreement by Parent or Purchaser, as applicable; provided, further, that no such assignment shall relieve Parent or Purchaser, as applicable, of any of its obligations under this Agreement or enlarge any obligation of Stockholder hereunder and (b) Stockholder may assign any or all of its rights, interests and obligations under this Agreement in connection with a transfer made pursuant to Section 2.3 without the consent of Parent or Purchaser. Any purported assignment in violation of this Agreement will be void ab initio.

9.8 Independence of Obligations. The covenants and obligations of Stockholder set forth in this Agreement shall be construed as independent of any other agreement or arrangement between Stockholder, on the one hand, and the Company or Parent, on the other. The existence of any claim or cause of action by Stockholder against the Company or Parent shall not constitute a defense to the enforcement of any of such covenants or obligations against Stockholder.

9.9 Governing Law.

(a) This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof. Subject to Section 9.9(c), in any action or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby: (i) each of the parties irrevocably and unconditionally consents and submits to

9

the exclusive jurisdiction and venue of the Chancery Court of the State of Delaware and any state appellate court therefrom or, if such court lacks subject matter jurisdiction, the United States District Court sitting in New Castle County in the State of Delaware, (it being agreed that the consents to jurisdiction and venue set forth in this Section 9.9(a) shall not constitute general consents to service of process in the State of Delaware and shall have no effect for any purpose except as provided in this paragraph and shall not be deemed to confer rights on any Person other than the parties); and (ii) each of the parties irrevocably consents to service of process by first class certified mail, return receipt requested, postage prepaid, to the address at which such Party is to receive notice in accordance with Section 9.4. The parties agree that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Laws; provided, however, that nothing in the foregoing shall restrict any party’s rights to seek any post-judgment relief regarding, or any appeal from, such final trial court judgment.

(b) The parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy will occur in the event that the parties do not perform their obligations under the provisions of this Agreement in accordance with its specified terms or otherwise breach such provisions. Subject to the following sentence, the parties acknowledge and agree that (i) the parties shall be entitled to seek an injunction or injunctions, specific performance, or other equitable relief, to prevent breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions hereof in the courts described in Section 9.9(a) without proof of damages or otherwise, this being in addition to any other remedy to which they are entitled under this Agreement, and (ii) the right of specific performance is an integral part of the transactions contemplated hereby and without that right, the parties hereto would not have entered into this Agreement. Each of the parties agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that the other parties have an adequate remedy at law or an award of specific performance is not an appropriate remedy for any reason at law or equity. The Parties acknowledge and agree that any party seeking an injunction or injunctions to prevent breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in accordance with this Section 9.9(b) shall not be required to provide any bond or other security in connection with any such order or injunction.

(c) EACH OF THE PARTIES HERETO IRREVOCABLY WAIVES TO THE FULLEST EXTENT PERMISSIBLE UNDER THE LAW ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING BETWEEN THE PARTIES HERETO ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

9.10 Waiver. No failure on the part of any party hereto to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of such party in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy. No party shall be deemed to have waived any claim arising out of this Agreement, or any power, right, privilege or remedy under this Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of such party; and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.

9.11 Termination. This Agreement and all rights and obligations of the parties hereunder shall automatically terminate, and no party shall have any rights or obligations hereunder, and this Agreement shall be revoked and become null and void on, and have no further effect as of the Expiration Date. Nothing in this Section 9.11 shall relieve any party from any liability for any willful or knowing breach of this Agreement occurring prior to the termination of this Agreement and the provisions of this Section 9 shall survive any termination of this Agreement.

9.12 Directors and Officers. This Agreement applies to Stockholder solely in such Stockholder’s capacity as a holder of Subject Securities, and not to Stockholder or any Representative of Stockholder in any other

10

capacity (including serving as a director or officer of the Company). Nothing in this Agreement shall be construed to prohibit Stockholder or any of Stockholder’s Representatives who is an officer or member of the board of directors of the Company from taking any action (or failure to act) solely in his or her capacity as an officer or member of the board of directors of the Company or from taking any action with respect to any Alternative Proposal solely in their capacity as such an officer or director or in the exercise of his or her fiduciary duties in his or her capacity as director or officer of the Company, or prevent or be construed to create any obligation on the part of any director or officer of the Company from taking any action in his or her capacity as such director or officer, and no action taken solely in any such capacity as an officer or director of the Company shall be deemed to constitute a breach of this Agreement.

9.13 Construction.

(a) For purposes of this Agreement, whenever the context requires: the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include masculine and feminine genders.

(b) The parties agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting party shall not be applied in the construction or interpretation of this Agreement.

(c) As used in this Agreement, the words “include” and “including,” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation.” The words “hereof”, “herein” and “hereunder” and words of like import used in this Agreement, unless otherwise stated, shall refer to this Agreement as a whole and not to any particular provision of this Agreement.

(d) Unless otherwise indicated all references in this Agreement to “Sections” and “Exhibits” are intended to refer to Sections of this Agreement and Exhibits to this Agreement, as applicable.

(e) The headings set forth in this Agreement are for convenience of reference purposes only and shall not affect or be deemed to effect in any way the meaning or interpretation of this Agreement or any term or provision hereof.

(f) References to “$” refer to United States dollars unless otherwise noted.

9.14 No Ownership Interest. All rights, ownership and economic benefits of and relating to the Subject Securities Owned by Stockholder at a given time shall remain vested in and belong to Stockholder as of such time, and neither Parent nor Purchaser shall have any authority to exercise any power or authority to direct Stockholder in the voting of any of the Subject Securities, except as otherwise specifically provided herein.

9.15 No Agreement Until Executed. Irrespective of negotiations among the parties hereto or the exchanging of drafts of this Agreement, this Agreement shall not constitute or be deemed to evidence a Contract between the parties hereto unless and until (a) the board of directors of the Company has approved, for purposes of any applicable anti-takeover laws and regulations, and any applicable provision of the Company Charter or the Company’s bylaws, the Transactions, (b) the Merger Agreement is executed by all parties thereto, and (c) this Agreement is executed by all parties hereto.

[Remainder of page intentionally left blank]

11

Each of Parent, Purchaser and Stockholder has caused this Agreement to be executed as of the date first written above.

MANNKIND CORPORATION
By
Title

SEACOAST MERGER SUB, INC.
By
Title

STOCKHOLDER
Signature
Printed Name

Address:

Email:

Signature Page to Tender and Support Agreement

12

EXHIBIT A

SUBJECT SECURITIES

13

ANNEX III

FORM OF CVR AGREEMENT

FORM OF CONTINGENT VALUE RIGHTS AGREEMENT

THIS CONTINGENT VALUE RIGHTS AGREEMENT (this “Agreement”) dated as of [●], 2025, between MannKind Corporation, a Delaware corporation (“Parent”), and [●] ,a [●], as Rights Agent.

INTRODUCTION

WHEREAS, Parent, Seacoast Merger Sub, Inc., a Delaware corporation (“Purchaser”), and scPharmaceuticals Inc., a Delaware corporation (the “Company”), have entered into an Agreement and Plan of Merger dated as of August 24, 2025 (as it may be amended or supplemented from time to time pursuant to the terms thereof, the “Merger Agreement”), pursuant to which (a) Purchaser has made a tender offer (as it may be amended, modified or extended from time to time as permitted under the Merger Agreement, the “Offer”) to acquire all of the outstanding shares of common stock, par value $0.0001 per share, of the Company (such shares, collectively, the “Company Shares”) and (b) following the acceptance for payment of Company Shares pursuant to the Offer, Purchaser will merge with and into the Company (the “Merger”), with the Company continuing as the surviving corporation in the Merger as a direct wholly owned subsidiary of Parent;

WHEREAS, pursuant to the terms of the Merger Agreement, as a result of the consummation of the Offer or the Merger, as the case may be, the holders of Company Shares as of immediately prior to the Effective Time and holders of In the Money Options and Company RSU Awards (each as defined below) as of immediately prior to the Effective Time will become entitled to receive two contingent cash payments, as hereinafter described upon the achievement of the applicable milestones, as hereinafter described; and

WHEREAS, pursuant to this Agreement, the maximum potential amount payable per CVR (as defined below) is one dollar ($1.00) in cash, without interest.

NOW, THEREFORE, in consideration of the foregoing and the consummation of the transactions referred to above, Parent and Rights Agent agree, for the equal and proportionate benefit of all Holders (as defined below), as follows:

ARTICLE 1

DEFINITIONS; CERTAIN RULES OF CONSTRUCTION

Section 1.1 Definitions. As used in this Agreement, the following terms will have the following meanings:

“Accounting Standards” means, with respect to a Person, (a) United States Generally Accepted Accounting Principles or (b) International Financial Reporting Standards as issued by the International Accounting Standards Board, as consistently applied by such Person.

“Acting Holders” means, at the time of determination, Holders of not less than a majority of the outstanding CVRs as set forth in the CVR Register.

“Affiliate” means, with respect to any Person, any other Person which directly or indirectly controls, is controlled by or is under common control with such Person. For purposes of the immediately preceding sentence, the term “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of such Person, whether through the ownership of securities, partnership or other ownership interests, by contract or otherwise.

“Assignee” has the meaning set forth in Section 6.3.

“Business Day” means any day other than (a) a Saturday or a Sunday or (b) a day on which banking and savings and loan institutions are authorized or required by applicable Law to be closed in the State of New York or the State of California.

“Change of Control Transaction” shall mean (a) any transaction or series of related transactions (including a tender offer, merger, consolidation or other business combination) the result of which is that holders of outstanding voting capital stock of Parent immediately prior to such transaction or series of related transactions hold, directly or indirectly, capital stock of the surviving person in such transaction or series of related transactions (or any ultimate parent thereof) representing less than 50% of the voting power of all outstanding capital stock of such surviving Person (or such ultimate parent) immediately after such transaction or series of related transactions or (b) the sale, lease, transfer or other disposition of all or substantially all of Parent’s assets, other than to any subsidiary or subsidiaries of Parent.

“Code” shall have the meaning assigned to such term in the Merger Agreement.

“Commercially Reasonable Efforts” means the level of efforts that is consistent with the level of efforts at least commensurate with the level of efforts that Parent typically devotes in the performance of a corresponding activity for its own internally developed or in-licensed products which are at a similar stage in development and have a similar market potential as the applicable Product (“Relevant Product”), taking into account all scientific, commercial and other relevant factors that Parent would typically take into account with any Relevant Product, including patent coverage, expiration and term extension, regulatory and other exclusivity, manufacturing and supply chain, product profile, safety and efficacy, actual and anticipated product labeling, the competitiveness of alternative products in the marketplace or under development, actual and anticipated market conditions, geographic market, the regulatory structure involved and the cost and likelihood of obtaining Regulatory Approval, the legal and regulatory environment, pricing and the availability of coverage and reimbursement and the expected profitability of the applicable product, including actual and expected development costs and timelines, cost of goods and all other costs associated with the applicable product and timelines associated with commercial entry; provided that, notwithstanding the foregoing, such level of efforts and resources shall be determined without taking into account the Milestone Payment payable in accordance with, and subject to, the terms hereof. It is understood that product potential (which includes the foregoing factors) may change from time to time based upon changing scientific, legal and regulatory, business and marketing and/or return on investment considerations.

“Company Intellectual Property Rights” shall have the meaning assigned to such term in the Merger Agreement.

“Company Option” shall have the meaning assigned to such term in the Merger Agreement.

“Company RSU Awards” shall have the meaning assigned to such term in the Merger Agreement.

“Company Stock Awards” shall have the meaning assigned to such term in the Merger Agreement.

“CVRs” means the rights of Holders to receive contingent cash payments with respect to Milestone 1 and Milestone 2 pursuant to the Merger Agreement and this Agreement.

“CVR Register” has the meaning set forth in Section 2.3(a).

“DTC” means The Depository Trust Company or any successor thereto.

“Effective Time” shall have the meaning assigned to such term in the Merger Agreement.

“Entity” means any corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any company limited by shares, limited liability company or joint stock company), firm, society or other enterprise, association, organization or entity.

2

“Equity Award Holder” means the Holders of CVRs granted with respect to In the Money Options and Company RSU Awards.

“FDA” means the United States Food and Drug Administration, or any successor thereto.

“Governmental Authority” means (a) any government, (b) any governmental, quasi-governmental or regulatory entity, body, department, commission, subdivision, board, administrative agency or instrumentality, (c) any court, tribunal, judicial body, or an arbitrator or arbitration panel, or (d) any non-governmental self-regulatory agency, securities exchange, commission or authority, in each of (a) through (d) whether supranational, national, federal, state, county, municipal, provincial, and whether local, domestic or foreign. For the avoidance of doubt, Governmental Authority includes the FDA and any other domestic or foreign entity that regulates or has jurisdiction over the quality, identity, strength, purity, safety, efficacy, testing, manufacturing, marketing, distribution, sale, storage, pricing, import or export of any Product.

“Holder” means a Person in whose name a CVR is registered in the CVR Register at the applicable time.

“IND” means an investigational new drug application submitted to the FDA pursuant to 21 C.F.R. §312 before commencement of clinical trials of a pharmaceutical product in the United States.

“Incidental Contracts” shall have the meaning assigned to such term in the Merger Agreement.

“Injection Product” means the drug-device combination product comprising 80 mg/1mL FUROSCIX® (furosemide injection) as described in IND158047, also known as SCP-111, delivered either in an autoinjector or the West Pharmaceuticals-developed Self-Dose injection delivery system.

“In the Money Options” means each Company Option that is not an Out of the Money Option.

“Law” shall have the meaning assigned to such term in the Merger Agreement.

“Milestone 1” means the first achievement by a Selling Entity of Regulatory Approval of an Injection Product.

“Milestone 2” means, in any trailing consecutive twelve (12)-month period ending prior to and including December 31, 2026, the achievement of at least $110,000,000 of worldwide Net Sales of all Products in such twelve (12)-month period.

“Milestone Notice” has the meaning set forth in Section 2.4(a).

“Milestone Notice Date” has the meaning set forth in Section 2.4(a).

“Milestone Outside Date” means (a) with respect to Milestone 1, June 30, 2027; and (b) with respect to Milestone 2, December 31, 2026.

“Milestone Payment” means:

(a) with respect to Milestone 1, (i) $0.75 without interest, if Milestone 1 is achieved by September 30, 2026, (ii) $0.50 without interest, if Milestone 1 is achieved by December 31, 2026, and (iii) $0.25 without interest, if Milestone 1 is achieved by June 30, 2027; and

(b) with respect to Milestone 2, (i) an amount equal to $0.25 without interest per CVR upon the achievement of $120,000,000 of worldwide Net Sales in any trailing twelve (12)-month period prior to December 31, 2026, and (ii) if, as of December 31, 2026, the highest worldwide Net Sales in any trailing 12-month period were between $110,000,000 and $120,000,000, a payment per CVR calculated on a straight-line basis between $0.10 and $0.25, such that the payment per CVR increases proportionally as worldwide Net Sales increase from

3

$110,000,000 to $120,000,000. For the avoidance of doubt, no payment shall be made if the highest worldwide Net Sales in any trailing 12-month period are less than $110,000,000.

“Milestone Payment Amount” means, for a given Holder and achievement of a given Milestone (if at all), a one-time payment equal to the product of (a) the applicable Milestone Payment for such Milestone and (b) the number of CVRs with respect to such Milestone held by such Holder as reflected on the CVR Register as of 5:00 p.m., Eastern time, on the applicable Milestone Notice Date for such Milestone.

“Milestone Payment Date” has the meaning set forth in Section 2.4(a).

“Milestones” means Milestone 1 and Milestone 2.

“NDA” means a new drug application submitted to the FDA under 21 U.S.C. 335(b) for approval to market and commercialize a drug product in the United States.

“Net Sales” means the net sales recorded by any Selling Entity for the sale or disposition of Products in the United States to third parties in bona fide arm’s length transactions, as determined in accordance with Accounting Standards and as reported in such Selling Entity’s audited financial statements. The recorded net sales shall be equal to gross sales minus appropriate deductions, each to the extent actually incurred, allowed, taken or paid and not otherwise recovered, which shall be booked by such Selling Entity in accordance with Accounting Standards, such as:

(a) trade, quantity and cash discounts;

(b) rebates, chargebacks, reimbursements, fees or similar payments to wholesalers and other distributors, pharmacies and other retailers, buying groups (including group purchasing organizations), health care insurance carriers, pharmacy benefit management companies, health maintenance organizations, Governmental Authorities, or other institutions or health care organizations, including Medicare, Medicaid, managed healthcare and similar types of rebates;

(c) amounts repaid or credited by reasons of defects, rejections, recalls or returns of Product;

(d) amounts provided or credited to customers through coupons and other discount programs;

(e) costs of freight, insurance, import/export, and other transportation charges directly related to the distribution of Product, to the extent included in gross sales;

(f) that portion of the annual fee on prescription drug manufacturers imposed by the Patient Protection and Affordable Care Act, Pub. L. No. 111-148 (as amended) and reasonably allocable to sales of the Product;

(g) bad debts and uncollectable invoiced amounts, provided that any such amounts subsequently collected will be included in Net Sales;

(h) taxes, duties or other governmental charges (including any tax such as a value added or similar tax or government charge other than an income tax, for the avoidance of doubt net of reimbursement of any value-added taxes actually received) levied on or measured by the billing amount for Product, as adjusted for rebates and refunds;

(i) delayed ship order credits, discounts or payments related to the impact of price increases between purchase and shipping dates; and

(j) any other customary deductions that are consistent with Accounting Standards, but which may not be duplicative of the deductions specified in (a) – (f) above.

4

In no event will any particular amount identified above be deducted more than once in calculating Net Sales (i.e., no “double counting” of reductions). Sales of Product between any Selling Entity for resale shall be excluded from the computation of Net Sales, but the subsequent resale by a Selling Entity of such Product to a third party for end use or consumption shall be included within the computation of Net Sales.

Notwithstanding anything to the contrary herein, disposal or use of Product for, marketing, regulatory or development purposes, such as clinical trials, compassionate use or indigent patient programs, without direct or indirect consideration, shall not be deemed a sale for purposes of this Net Sales definition.

“Officer’s Certificate” means a certificate signed by an authorized officer of Parent, in his or her capacity as such an officer, and delivered to the Rights Agent.

“Out of the Money Options” shall have the meaning assigned to such term in the Merger Agreement.

“Permitted Transfer” means a transfer of one or more CVRs (a) upon death of a Holder by will or intestacy, (b) by instrument to an inter vivos or testamentary trust in which the CVRs are passed to beneficiaries of the Holder upon the death of the Holder, (c) pursuant to a court order (including in connection with bankruptcy or liquidation), (d) by operation of law (including by consolidation or merger) or without consideration in connection with the dissolution, liquidation or termination of any corporation, limited liability company, partnership or other entity, (e) in the case of CVRs held in book-entry or other similar nominee form, from a nominee to a beneficial owner and, if applicable, through an intermediary, to the extent allowable by DTC, (f) if the Holder is a partnership or limited liability company, a distribution by such Holder to its partners or members, as applicable (provided that such distribution does not subject the CVRs to a requirement of registration under the Securities Act of 1933 or the Securities Exchange Act of 1934 or any securities or “blue sky” laws of any state or other jurisdiction), or (g) as provided in Section 2.6.

“Person” means any individual, Entity or Governmental Authority.

“Product” means (a) an Injection Product or (b) FUROSCIX® Infusor (furosemide injection) as described in NDA 209988.

“Product Transfer” means any sale, assignment, transfer or exclusive license of all or substantially all of the rights to research, develop, apply for Regulatory Approval for, manufacture, commercialize and otherwise exploit the Products worldwide to a third party. For clarity, any Change of Control Transaction, any transactions with any third party service provider (e.g., contract manufacturers) or any Incidental Contracts shall not constitute a Product Transfer.

“Regulatory Approval” means, with respect to a biopharmaceutical product, such approvals (including NDAs or any supplements thereto), licenses, registrations, or authorizations of the FDA necessary to manufacture, use, store, import, transport, commercially distribute, sell, and market such product in the United States.

“Representative” shall have the meaning assigned to such term in the Merger Agreement.

“Rights Agent” means the Rights Agent named in the preamble to this Agreement, until a successor Rights Agent becomes such pursuant to the applicable provisions of this Agreement, and thereafter “Rights Agent” shall mean such successor Rights Agent.

“Selling Entity” means (a) Parent, (b) any Assignee, (c) any Affiliate of Parent or any Assignee or (d) any (sub)licensee of any of the foregoing in (a) through (c) of the rights under the Company Intellectual Property Rights owned or controlled by Company or any of its Subsidiaries as of the Effective Time and that has the right to (i) develop and apply for Regulatory Approval for an Injection Product or (ii) commercialize a Product. “Selling Entity” excludes any (sub)contractors or distributors of any of the foregoing in (a) through (c).

5

“Subsidiary” means, with respect to any Person (a) a corporation more than fifty percent (50%) of the combined voting power of the outstanding voting stock of which is owned, directly or indirectly, by such Person or by one or more other Subsidiaries of such Person or by such Person and one or more other Subsidiaries thereof, (b) a partnership of which such Person or one or more other Subsidiaries of such Person or such Person and one or more other Subsidiaries thereof, directly or indirectly, is the general partner and has the power to direct the policies, management and affairs of such partnership, (c) a limited liability company of which such Person or one or more other Subsidiaries of such Person or such Person and one or more other Subsidiaries thereof, directly or indirectly, is the managing member and has the power to direct the policies, management and affairs of such company or (d) any other Person (other than a corporation, partnership or limited liability company) in which such Person or one or more other Subsidiaries of such Person or such Person and one or more other Subsidiaries thereof, directly or indirectly, has at least a majority ownership and power to direct the policies, management and affairs thereof.

“Surviving Corporation” shall have the meaning assigned to such term in the Merger Agreement.

“Tax” shall have the meaning assigned to such term in the Merger Agreement.

“Tax Return” shall have the meaning assigned to such term in the Merger Agreement.

“Taxing Authority” shall have the meaning assigned to such term in the Merger Agreement.

“Transactions” shall have the meaning assigned to such term in the Merger Agreement.

Section 1.2 Rules of Construction.

(a) Unless otherwise indicated, all references herein to Articles, Sections, Annexes, Exhibits or Schedules, shall be deemed to refer to Articles, Sections, Annexes, Exhibits or Schedules of or to this Agreement, as applicable, and all references herein to “paragraphs” or “clauses” shall be deemed references to separate paragraphs or clauses of the section or subsection in which the reference occurs. The words “hereof,” “herein,” “hereby,” “herewith” and words of similar import shall, unless otherwise stated, be construed to refer to this Agreement as a whole and not to any particular provision of this Agreement.

(b) Unless otherwise indicated, the words “include,” “includes” and “including,” when used herein, shall be deemed in each case to be followed by the words “without limitation.”

(c) Unless otherwise indicated, all references herein to the Subsidiaries of a Person shall be deemed to include all direct and indirect Subsidiaries of such Person unless otherwise indicated or the context otherwise requires.

(d) If a term is defined as one part of speech (such as a noun), it shall have a corresponding meaning when used as another part of speech (such as a verb).

(e) Whenever the context may require, any pronouns used in this Agreement shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns and pronouns shall include the plural, and vice versa.

(f) The term “or” is not exclusive.

(g) When used herein, the word “extent” and the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such word or phrase shall not simply mean “if.”

(h) The table of contents and headings set forth in this Agreement are for convenience of reference purposes only and shall not affect or be deemed to affect in any way the meaning or interpretation of this Agreement or any term or provision hereof.

6

(i) References to “$” and “dollars” are to the currency of the United States of America.

(j) Any dollar or percentage thresholds set forth herein shall not be used as a benchmark for the determination of what is or is not “material” under this Agreement.

(k) “Writing,” “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form.

(l) Except as otherwise specified, (i) references to any statute or Law shall be deemed to refer to such statute or Law as amended from time to time and to any rules or regulations promulgated thereunder, (ii) references to any Person include the successors and permitted assigns of that Person, and (iii) references from or through any date mean from and including or through and including, respectively.

(m) Whenever this Agreement refers to a number of days, such number shall refer to calendar days unless Business Days are specified. Whenever any action must be taken hereunder on or by a day that is not a Business Day, then such action may be validly taken on or by the next day that is a Business Day.

(n) Where used with respect to information, the phrases “provided,” “delivered” or “made available” means that the information referred to has been physically or electronically delivered to the relevant parties or their respective Representatives including, in the case of “made available” to Parent or its Affiliates or its Representatives, material that has been posted in the “data room” (virtual or otherwise) established by the Company at least one day prior to the date hereof.

(o) The parties hereto agree that they have been represented by counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any Law, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.

ARTICLE 2

CONTINGENT VALUE RIGHTS

Section 2.1 CVRs. The CVRs represent the rights of their respective Holders (which rights were granted to the initial Holders pursuant to the Merger Agreement) to receive certain contingent cash payments pursuant to this Agreement.

Section 2.2 Nontransferable. The CVRs may not be sold, assigned, transferred, pledged, encumbered or in any other manner transferred or disposed of, in whole or in part, other than through a Permitted Transfer. Any attempted sale, assignment, transfer, pledge, encumbrance or disposition of CVRs, in whole or in part, in violation of this Section 2.2 shall be null and void ab initio and of no effect.

Section 2.3 No Certificate; Registration; Registration of Transfer; Change of Address.

(a) The CVRs will not be evidenced by a certificate or other instrument.

(b) The Rights Agent will keep a register (the “CVR Register”) for the purpose of (i) identifying the Holders of CVRs, and (ii) registering CVRs and Permitted Transfers thereof. The CVR Register will initially show one position for Cede & Co. representing all the Company Shares held by DTC on behalf of the street holders of the Company Shares as of immediately prior to the Effective Time. The Rights Agent will have no responsibility whatsoever directly to the street name holders with respect to transfers of CVRs unless and until such CVRs are transferred into the name of such street name holders in accordance with Section 2.2. With respect to any payments to be made under Section 2.4, the Rights Agent will accomplish the payment to any former street name holders of Company Shares by sending one lump sum payment to DTC. The Rights Agent will have no responsibilities whatsoever with regard to the distribution of payments by DTC to such street name

7

holders. The Rights Agent hereby acknowledges the restrictions on transfer contained in Section 2.2 and agrees not to register a transfer which does not comply with Section 2.2.

(c) Subject to the restrictions on transferability set forth in Section 2.2, every request made to transfer a CVR must be in writing and accompanied by a written instrument of transfer in a form reasonably satisfactory to the Rights Agent pursuant to its guidelines, duly executed by the Holder thereof, the Holder’s attorney duly authorized in writing, the Holder’s personal representative or the Holder’s survivor, and setting forth in reasonable detail the circumstances relating to the proposed transfer. Upon receipt of such written notice, the Rights Agent will, subject to its reasonable determination that the transfer instrument is in proper form and the proposed transfer otherwise complies with the other terms and conditions of this Agreement (including the provisions of Section 2.2), register the transfer of the CVRs in the CVR Register and notify Parent of the same. Parent and Rights Agent may require payment of a sum sufficient to cover any stamp or other Tax or governmental charge that is imposed in connection with any such registration of transfer. The Rights Agent will have no duty or obligation to take any action under any Section of this Agreement that requires the payment by a Holder of a CVR of applicable Taxes or charges unless and until the Rights Agent is satisfied that all such Taxes or charges have been paid. All duly transferred CVRs registered in the CVR Register will be the valid obligations of Parent and will entitle the transferee to the same benefits and rights under this Agreement as those held immediately prior to the transfer by the transferor. No transfer of a CVR will be valid until registered in the CVR Register in accordance with this Agreement, and any transfer not duly registered in the CVR Register will be void and invalid. All costs and expenses related to any transfer or assignment of the CVRs (including the cost of any transfer tax) will be the responsibility of the transferor or assignor, as applicable.

(d) A Holder (or an authorized representative thereof) may make a written request to the Rights Agent to change such Holder’s address of record in the CVR Register. The written request must be duly executed by the Holder (or an authorized representative thereof). Upon receipt of such written notice, the Rights Agent will promptly record the change of address in the CVR Register.

Section 2.4 Payment Procedures.

(a) If a Milestone is achieved on or prior to the applicable Milestone Outside Date, then (i) as soon as reasonably practicable following the achievement of the applicable Milestone (and in any event no later than thirty (30) days) after the date on which the applicable Milestone is achieved, Parent shall deliver (or cause to be delivered) to the Rights Agent a written notice (each, a “Milestone Notice” and each date on which such Milestone Notice is delivered to the Rights Agent, a “Milestone Notice Date”) indicating which Milestone has been achieved (or indicating that both Milestones were achieved) and (ii) no later than ten (10) Business Days after the applicable Milestone Notice Date (the “Milestone Payment Date”), Parent shall deliver to the Rights Agent cash, by wire transfer of immediately available funds to an account specified by the Rights Agent, equal to the aggregate amount necessary to pay the applicable Milestone Payment Amount to all Holders other than Equity Award Holders with respect to which the applicable Milestone Payment Amount is subject to deduction for any required withholding Tax (with respect to which any such amounts payable shall be retained by Parent for payment pursuant to Section 2.4(b) of this Agreement and Section 3.5 of the Merger Agreement). The Milestone Payment Amount with respect to Milestone 1 shall only be paid in respect of Milestone 1, if at all, one time under this Agreement, and the Milestone Payment Amount with respect to Milestone 2 shall only be paid in respect of Milestone 2, if at all, one time under this Agreement.

(b) The Rights Agent shall promptly, and in any event within ten (10) Business Days of receipt of a Milestone Notice, send each Holder (other than the Equity Award Holders with respect to which the applicable Milestone Payment Amount is subject to deduction for any required withholding Tax) at its registered address a copy of the applicable Milestone Notice and pay, subject to deduction for any required withholding Tax pursuant to Section 3.7 of the Merger Agreement, the applicable Milestone Payment Amount to each such Holder by check mailed to the address of each such Holder as reflected in the CVR Register as of 5:00 p.m., Eastern time, on the date of the applicable Milestone Notice. Parent (i) shall promptly, and in any event within ten (10) Business Days after

8

delivery to the Rights Agent of the applicable Milestone Notice, send each Holder with respect to which the applicable Milestone Payment Amount is subject to deduction for any required withholding Tax at such Holder’s registered address a copy of such Milestone Notice and (ii) with respect to any portion of the applicable Milestone Payment that is payable to each such Holder, shall, as soon as reasonably practicable following the applicable Milestone Payment Date (but in any event no later than the next regularly scheduled payroll date that is at least five (5) Business Days following such Milestone Payment Date, and in all events no later than the date that is seventy-five (75) days following the date on which the applicable Milestone is achieved), pay, or shall cause the Surviving Corporation or an Affiliate thereof to pay through Parent’s, the Company’s or such Affiliate’s payroll system or accounts payable systems, as applicable (and subject to deduction for any required withholding Tax pursuant to Section 3.7 of the Merger Agreement), the applicable Milestone Payment Amount payable to each such Holder in accordance with Section 3.6 of the Merger Agreement. Notwithstanding anything in this Agreement to the contrary, it is the intent of the parties that the Milestones shall be deemed a conditional payment that constitutes a substantial risk of forfeiture within the meaning of Section 409A of the Code and that any Milestone Payment Amounts with respect to Company Stock Awards be exempt from Section 409A of the Code. For purposes of Section 409A of the Code, each payment in respect of a Company Stock Award under Section 3.6 of the Merger Agreement or this Agreement shall be treated as a separate payment.

(c) Unless otherwise required as a result of a change of law, and except to the extent any portion of the Milestone Payment is required to be treated as imputed interest pursuant to applicable Tax Law, the parties hereto agree to treat the CVRs for all U.S. federal and applicable state and local income Tax purposes as additional consideration paid at the Effective Time for the Company Shares (or, to the extent the CVRs are received with respect to In the Money Options or Company RSU Awards, as wages or other compensation for services in the year in which the applicable Milestone Payment Amount is made) pursuant to the Offer or the Merger Agreement, as the case may be, and none of the parties hereto shall take any position to the contrary on any Tax Return or for other U.S. federal and applicable state and local income Tax purposes except as required by applicable Tax Law. Parent and the Company may report imputed interest on the CVRs (other than CVRs in respect of In the Money Options or Company RSU Awards) as required by applicable Tax Law.

(d) Parent, its applicable Affiliates (including the Surviving Corporation) or any other applicable withholding agent shall be entitled to deduct and withhold, or cause the Rights Agent to deduct and withhold, from any Milestone Payment Amount or any other amounts otherwise payable pursuant to this Agreement such amounts as may be required to be deducted and withheld therefrom under applicable Tax Law, as may reasonably be determined by Parent or the Rights Agent. With respect to any amounts payable to Equity Award Holders, any such Tax withholdings may be made, or caused to be made, by Parent through Parent’s, the Surviving Corporation’s or its applicable Affiliate’s payroll system. Prior to making any such Tax deductions or withholdings or causing any such Tax deductions or withholdings to be made with respect to any Holder (other than an Equity Award Holder), Parent shall instruct the Rights Agent to solicit IRS Forms W-9 or W-8, as applicable, or any other appropriate forms or information, from such Holders within a reasonable amount of time in order to provide a reasonable opportunity for such Holder to avoid or reduce such withholding, and the Milestone Payment Amount may be reasonably delayed in order to gather such necessary Tax forms. Parent, its Subsidiaries (including the Surviving Corporation) and the Rights Agent may assume all such forms in their possession or provided by any such Holder are valid under applicable Tax Law until subsequently notified by such Holder. Parent or its applicable Subsidiary (including the Surviving Corporation) shall, or shall cause the Rights Agent to, take all action that may be necessary to ensure that any amounts deducted or withheld in respect of Taxes are promptly and properly remitted to the appropriate Taxing Authority. To the extent any amounts are so deducted and withheld, such amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of whom such deduction and withholding was made, and as required by applicable Tax Law. Parent shall direct and instruct the Rights Agent regarding the Tax information reporting with respect to any Milestone Payment Amount under applicable Tax Law, and the Rights Agent will comply with any Tax reporting obligations in accordance with applicable Tax Law and Parent’s instructions.

9

(e) Any portion of any aggregate Milestone Payment Amount delivered to the Rights Agent that remains undistributed to a Holder twelve (12) months after the date of the delivery of the applicable Milestone Notice shall be delivered by the Rights Agent to Parent, upon demand, and any Holder shall thereafter look only to Parent (subject to abandoned property, escheat and other similar applicable Law) for payment of such Milestone Payment Amount, without interest, but such Holder shall have no greater rights against Parent than those accorded to general unsecured creditors of Parent under applicable Law.

(f) Neither Parent nor the Rights Agent shall be liable to any Person in respect of any Milestone Payment Amount delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. If, despite Parent’s and the Rights Agent’s commercially reasonable efforts to deliver a Milestone Payment Amount to the applicable Holder, such Milestone Payment Amount has not been paid prior to the date on which such Milestone Payment Amount would otherwise escheat to or become the property of any Governmental Authority, any such Milestone Payment Amount shall, to the extent permitted by applicable Law, immediately prior to such time, become the property of Parent, free and clear of all claims or interest of any Person previously entitled thereto. In addition to and not in limitation of any other indemnity obligation herein, Parent agrees to indemnify and hold harmless the Rights Agent with respect to any liability, penalty, cost or expense Rights Agent may incur or be subject to in connection with transferring such property to Parent.

(g) All funds received by the Rights Agent under this Agreement that are to be distributed or applied by the Rights Agent in the performance of services hereunder (the “Funds”) shall be held by the Rights Agent as agent for Parent and deposited in one or more bank accounts to be maintained by the Rights Agent in its name as agent for Parent. The Rights Agent agrees that any Funds deposited with the Rights Agent pursuant to this Agreement shall constitute a segregated account and shall not be commingled with the moneys, assets or property of the Rights Agent or any other Person. Until paid pursuant to the terms of this Agreement, the Rights Agent will hold or invest the Funds as directed by Parent; provided that any such investments shall be (i) in obligations of, or guaranteed by, the United States of America, (ii) in commercial paper obligations rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively, (iii) in certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding $1 billion, or (iv) in money market funds having a rating in the highest investment category granted by a recognized credit rating agency at the time of acquisition or a combination of the foregoing, and, in any such case, no such investment will (x) relieve Parent or the Rights Agent from making any payment required by this Section 2.4 or (y) have maturities that could prevent or delay payments to be made pursuant to this Agreement. The Funds shall not be used for any purpose other than the payment of the Milestone Payment Amounts; provided that any interest or income produced by investments with respect to the Funds shall be the property of Parent.

Section 2.5 No Voting, Dividends or Interest; No Equity or Ownership Interest in Parent.

(a) The CVRs shall not have any voting or dividend rights, and interest shall not accrue on any amounts payable on the CVRs to any Holder.

(b) The CVRs shall not represent any equity or ownership interest in Parent, any constituent company to the Merger or any of their respective Affiliates.

(c) Neither Parent, its Affiliates nor any of their respective directors and officers will be deemed to have any fiduciary or similar duties to any Holder by virtue of this Agreement or the CVRs.

Section 2.6 Ability to Abandon CVR. A Holder may at any time, at such Holder’s option, abandon all of such Holder’s remaining rights in a CVR by transferring such CVR to Parent without consideration therefor, which a Holder may effect via delivery of a written notice of such abandonment to Parent. Nothing in this Agreement shall prohibit Parent or any of its Affiliates from offering to acquire or acquiring any CVRs for consideration from any Holder, in private transactions or otherwise, in its sole discretion. Any CVRs acquired by

10

Parent or any of its Affiliates shall be automatically deemed extinguished and no longer outstanding for purposes of the definition of Acting Holders and Article 5 and Section 6.3. The Rights Agent shall update the CVR Register to reflect any abandonment or acquisition of CVRs described in this Section 2.6.

ARTICLE 3

THE RIGHTS AGENT

Section 3.1 Certain Duties and Responsibilities.

(a) The Rights Agent shall not have any liability for any actions taken or not taken in connection with this Agreement, except to the extent of its willful or intentional misconduct, fraud, willful breach, bad faith or gross negligence.

(b) Each Holder shall be deemed to have irrevocably appointed, authorized and directed the Rights Agent (including any successor in accordance with this Article 3) to act as the Rights Agent and such Holder’s agent, representative, proxy and attorney-in-fact for the purpose of enforcing such Holder’s rights under this Agreement, and exercising, on behalf of all Holders, the rights and powers of the Holders hereunder and thereunder. Without limiting the generality of the foregoing, the Rights Agent shall have full power and authority, and is hereby directed, for and on behalf of the Holders, to take such action, and to exercise such rights, power and authority, as are authorized, delegated and granted to the Rights Agent hereunder in connection with the transactions contemplated hereby or to the extent directed to by the Acting Holders in writing. Parent and its Affiliates shall be entitled to rely solely on the Rights Agent as an authorized representative of the Holders with respect to any such matters concerning the Holders arising hereunder for which the Rights Agent is acting at the written direction of the Acting Holders.

(c) The Rights Agent may in its discretion or upon the written request of the Acting Holders proceed to and shall be entitled and empowered to protect and enforce the rights of the Holders hereunder by such appropriate judicial proceedings as the Rights Agent shall deem most effectual to protect and enforce any such rights. The Rights Agent may only proceed to and shall be entitled and empowered to protect and enforce the rights herein for the benefit of and on behalf of all Holders to the extent directed to by the Acting Holders in writing; provided that the Rights Agent shall have the right to decline to follow any such direction if the Rights Agent, being advised by counsel in writing, shall determine that the action or proceeding so directed may not lawfully be taken or if the Rights Agent in good faith shall determine that the action or proceedings so directed would involve the Rights Agent in personal liability or if the Rights Agent in good faith shall so determine that the actions or forbearances specified in or pursuant to such direction would be unduly prejudicial to the interests of Holders not joining in the giving of said direction. No individual Holder shall be entitled to protect and enforce its rights or the rights of the Holders other than through the Rights Agent under the direction of the Acting Holders, as provided for in this Section 3.1.

Section 3.2 Certain Rights of Rights Agent. The Rights Agent undertakes to perform such duties and only such duties as are specifically set forth in this Agreement, and no implied covenants or obligations shall be read into this Agreement against the Rights Agent. In addition:

(a) the Rights Agent may rely upon and shall be protected and held harmless by Parent in acting or refraining from acting upon any resolution, certificate, statement, instrument, opinion, report, notice, request, direction, consent, order or other paper or document reasonably believed by the Rights Agent to be genuine and to have been signed or presented by the proper party or parties;

(b) whenever the Rights Agent deems it desirable that a matter be proved or established prior to taking, suffering or omitting any action hereunder, the Rights Agent may rely upon an Officer’s Certificate, which shall constitute full authorization and protection to the Rights Agent, and the Rights Agent shall, in the absence of bad faith, gross negligence or willful or intentional misconduct on its part, incur no liability and be held harmless by

11

Parent for or in respect of any action taken, suffered or omitted to be taken by the Rights Agent under the provisions of this Agreement in reliance upon such Officer’s Certificate;

(c) the Rights Agent may engage and consult with counsel of its selection and the written advice of such counsel or any written opinion of such counsel shall be full and complete authorization and protection to the Rights Agent and the Rights Agent shall be held harmless by Parent in respect of any action taken, suffered or omitted by the Rights Agent hereunder in good faith and in reliance thereon and that does not constitute gross negligence or willful or intentional misconduct, fraud or willful breach;

(d) the permissive rights of the Rights Agent to do things enumerated in this Agreement shall not be construed as a duty;

(e) the Rights Agent shall not be required to give any note or surety in respect of the execution of such powers or otherwise in respect of the premises;

(f) the Rights Agent shall not be liable for or by reason of, and shall be held harmless by Parent with respect to, any of the statements of fact or recitals contained in this Agreement or be required to verify the same, but all such statements and recitals are and shall be deemed to have been made by Parent only;

(g) the Rights Agent shall have no liability and shall be held harmless by Parent in respect of the validity of this Agreement or the execution and delivery hereof (except the due execution and delivery hereof by the Rights Agent and the enforceability of this Agreement against the Rights Agent, assuming the due execution and delivery hereof by Parent); nor shall the Rights Agent be responsible for any breach by Parent of any covenant or condition contained in this Agreement;

(h) Parent shall indemnify the Rights Agent for, and hold the Rights Agent harmless against, any loss, liability, claim, demand, suit or expense arising out of or in connection with the performance of the Rights Agent’s duties under this Agreement, including the reasonable and documented out-of-pocket costs and expenses of defending the Rights Agent against any claims, charges, demands, suits or loss, unless such loss has been determined by a court of competent jurisdiction to be a result of Rights Agent’s gross negligence, bad faith, willful breach, or willful or intentional misconduct; provided that Parent shall not be required to indemnify or hold harmless the Rights Agent in connection with any proceeding commenced by the Rights Agent on behalf of itself or any of the Holders against Parent;

(i) Parent shall (i) pay the Rights Agent the fees set forth on Schedule I (the “Rights Agent Fees”), (ii) pay the reasonable and documented out-of-pocket fees and expenses paid or incurred by the Rights Agent in connection with this Agreement as agreed upon in writing by the Rights Agent and Parent on or prior to the date hereof, and (iii) reimburse the Rights Agent for all Taxes and governmental charges, reasonable and documented out-of-pocket expenses incurred by the Rights Agent in the execution of this Agreement (excluding, for the avoidance of doubt, Taxes imposed on or measured by the Rights Agent’s income and any business profits, franchise or similar Taxes imposed on it in lieu of income Taxes), and for all necessary, reasonable and documented out-of-pocket expenses paid or incurred by it in connection with the administration by the Rights Agent of its duties hereunder;

(j) no provision of this Agreement shall require the Rights Agent to expend or risk its own funds or otherwise incur any financial liability in the performance of any of its duties hereunder or in the exercise of its rights if there shall be reasonable grounds for believing that repayment of such funds or adequate indemnification against such risk or liability is not reasonably assured to the Rights Agent; and

(k) no Holder shall be obligated to indemnify the Rights Agent for, or hold the Rights Agent harmless against, any loss, liability, claim, demand, suit or expense arising out of or in connection with the Rights Agent’s duties under this Agreement or to pay or reimburse the Rights Agent for any fees, costs or expenses incurred by

12

the Rights Agent in connection with this Agreement or the administration of its duties hereunder, and the Rights Agent shall not be entitled to deduct any amount from any Milestone Payment Amount in any circumstance except as provided in Section 2.4(d).

Section 3.3 Resignation and Removal; Appointment of Successor.

(a) The Rights Agent may resign at any time by giving written notice thereof to Parent specifying a date when such resignation will take effect, which notice shall be sent at least sixty (60) days prior to the date so specified but in no event shall such resignation become effective until a successor Rights Agent has been appointed. Parent has the right to remove the Rights Agent at any time by specifying a date when such removal shall take effect but no such removal shall become effective until a successor Rights Agent has been appointed. Notice of such removal shall be given by Parent to the Rights Agent, which notice shall be sent at least sixty (60) days prior to the date so specified.

(b) If the Rights Agent provides notice of its intent to resign, is removed pursuant to Section 3.3(a) or becomes incapable of acting, Parent shall as soon as is reasonably possible appoint a qualified successor Rights Agent who has been approved in writing by the Acting Holders, which successor shall be a stock transfer agent of national reputation or the corporate trust department of a commercial bank. The successor Rights Agent so appointed shall, forthwith upon its acceptance of such appointment in accordance with Section 3.4, become the successor Rights Agent.

(c) Parent shall give or cause to be given notice of each resignation and each removal of a Rights Agent and each appointment of a successor Rights Agent by mailing written notice of such event by first-class mail to the Holders as their names and addresses appear in the CVR Register. Each notice shall include the name and address of the successor Rights Agent. If Parent fails to send or cause to be sent such notice within ten (10) days after acceptance of appointment by a successor Rights Agent in accordance with Section 3.4, the successor Rights Agent shall cause the notice to be mailed at the expense of Parent.

(d) The Rights Agent shall cooperate with Parent and any successor Rights Agent as reasonably requested in connection with the transition of the duties and responsibilities of the Rights Agent to the successor Rights Agent, including transferring the CVR Register to the successor Rights Agent.

Section 3.4 Acceptance of Appointment by Successor. Every successor Rights Agent appointed pursuant to Section 3.3(b) shall execute, acknowledge and deliver to Parent and to the retiring Rights Agent an instrument accepting such appointment and a counterpart of this Agreement, and thereupon such successor Rights Agent, without any further act, deed or conveyance, shall become vested with all the rights, powers, trusts and duties of the retiring Rights Agent. On request of Parent or the successor Rights Agent, the retiring Rights Agent shall execute and deliver an instrument transferring to the successor Rights Agent all the rights, powers and trusts of the retiring Rights Agent.

ARTICLE 4

COVENANTS

Section 4.1 List of Holders. Parent shall furnish or cause to be furnished to the Rights Agent (a) in such form as Parent receives from the Company’s transfer agent (or other agent performing similar services for the Company with respect to the Company Shares), the names and addresses of the Holders of such securities within thirty (30) Business Days after the Effective Time and (b) in the case of Equity Award Holders, the names and addresses of the Holders of such securities set forth in the books and records of the Company at the Effective Time and in accordance with the terms of the Merger Agreement.

13

Section 4.2 Books and Records. Parent shall, and shall cause its controlled Affiliates to, keep records in sufficient detail to enable the Holders to determine the amounts payable hereunder.

Section 4.3 Additional Covenants.

(a) With respect to each Milestone, from the Effective Time until the earlier of (i) the date on which such Milestone has been achieved and (ii) the Milestone Outside Date for such Milestone, Parent shall, directly or through any applicable Selling Entity, use Commercially Reasonable Efforts to achieve such Milestone. For the avoidance of doubt, Parent does not guarantee (and the use of any “Commercially Reasonable Efforts” hereunder does not mean nor shall it be deemed or interpreted to mean) that any Milestone will be achieved by a specific date or at all, and a failure to achieve a Milestone may nonetheless be consistent with the use of “Commercially Reasonable Efforts”.

(b) If Parent consummates a Product Transfer to a third party that is not an Affiliate of Parent while either Milestone has not been achieved prior to the applicable Milestone Outside Date, then (i) Parent shall provide notice to the Rights Agent of the consummation of such Product Transfer no more than five (5) Business Days after the consummation thereof, which notice shall specify the date on which such Product Transfer was consummated; (ii) any Milestone that has not yet been achieved shall be deemed to have been attained and shall be paid in accordance with Section 2.4(a) as if such Milestone(s) had been attained prior to the Milestone Outside Date; and (iii) Parent shall pay the Milestone Payment to the Rights Agent on the date of notice of such consummation of such Product Transfer, in accordance with Section 2.4(a) as if such Milestone had been attained prior to the Milestone Outside Date; provided that for purposes of the foregoing clauses (ii) and (iii), (A) if Milestone 1 has not yet been achieved prior to the consummation of such Product Transfer, and the Product Transfer is consummated (1) on or prior to September 30, 2026, the Milestone 1 Milestone Payment shall be $0.625 without interest, (2) between October 1, 2026 and December 31, 2026, the Milestone 1 Milestone Payment shall be $0.375 without interest, (3) between January 1, 2027 and June 30, 2027, the Milestone 1 Milestone Payment shall be $0.25 without interest, and (4) on or after July 1, 2027, the Milestone 1 Payment shall be $0; and (B) if Milestone 2 has not yet been achieved prior to the consummation of such Product Transfer, the Milestone 2 Milestone Payment shall be (1) $0.175 on or prior to December 31, 2026 and (2) $0 on or after January 1, 2027. Upon the payment in full of any such amount, all of the CVRs then outstanding and this Agreement shall thereupon automatically terminate and become null and void without any further action on the part of any party hereto, and the holders thereof and the parties hereto shall have no further rights with respect thereto or hereto.

ARTICLE 5

AMENDMENTS

Section 5.1 Amendments without Consent of Holders.

(a) Without the consent of any Holders, Parent, at any time and from time to time, may enter into one or more amendments hereto, for any of the following purposes:

(i) to evidence the succession of another Person to Parent and the assumption by any such successor of the covenants of Parent herein as provided in Section 6.3;

(ii) to add to the covenants of Parent such further covenants, restrictions, conditions or provisions as Parent and the Rights Agent will consider to be for the protection or benefit of the Holders; provided that, in each case, such provisions do not adversely affect the interests of the Holders;

(iii) to cure any ambiguity, to correct or supplement any provision herein that may be defective or inconsistent with any other provision herein, or to make any other provisions with respect to matters or questions arising under this Agreement; provided that, in each case, such provisions do not adversely affect the interests of the Holders;

14

(iv) as may be necessary or appropriate to ensure that the CVRs are not subject to registration under the Securities Act of 1933, the Securities Exchange Act of 1934 or any applicable state securities or “blue sky” Laws; provided, that, in each case, such provisions do not adversely affect the interests of the Holders;

(v) to evidence the succession of another Person as a successor Rights Agent and the assumption by any such successor of the covenants and obligations of the Rights Agent herein in accordance with Section 3.3 and Section 3.4;

(vi) to evidence the assignment of this Agreement by Parent as provided in Section 6.3; or

(vii) any other amendments hereto for the purpose of adding, eliminating or changing any provisions of this Agreement, unless such addition, elimination or change is adverse to the interests of the Holders.

(b) Without the consent of any Holders, Parent and the Rights Agent, at any time and from time to time, may enter into one or more amendments hereto, to reduce the number of CVRs, in the event any Holder agrees to renounce such Holder’s rights under this Agreement in accordance with Section 2.6 or Section 6.4.

(c) Promptly after the execution and delivery by Parent and the Rights Agent of any amendment pursuant to the provisions of this Section 5.1, Parent shall mail (or cause the Rights Agent to mail) a notice thereof through the facilities of DTC in accordance with DTC’s procedures or by first class mail to the Holders at their addresses as they appear on the CVR Register, setting forth such amendment.

Section 5.2 Amendments with Consent of Holders.

(a) Subject to Section 5.1 (which amendments pursuant to Section 5.1 may be made without the consent of the Holders), with the consent of the Acting Holders, whether evidenced in writing or taken at a meeting of the Holders, Parent and the Rights Agent may enter into one or more amendments hereto for the purpose of adding, eliminating or changing any provisions of this Agreement, even if such addition, elimination or change is materially adverse to the interest of the Holders.

(b) Promptly after the execution and delivery by Parent and the Rights Agent of any amendment pursuant to the provisions of this Section 5.2, Parent shall mail (or cause the Rights Agent to mail) a notice thereof through the facilities of DTC in accordance with DTC’s procedures or by first class mail to the Holders at their addresses as they appear on the CVR Register, setting forth such amendment.

Section 5.3 Execution of Amendments. In executing any amendment permitted by this Article 5, the Rights Agent shall be entitled to receive, and shall be fully protected in relying upon, an opinion of counsel selected by Parent stating that the execution of such amendment is authorized or permitted by this Agreement. The Rights Agent may, but is not obligated to, enter into any such amendment that it reasonably determines adversely affects the Rights Agent’s own rights, privileges, covenants or duties under this Agreement or otherwise.

Section 5.4 Effect of Amendments. Upon the execution of any amendment under this Article 5, this Agreement shall be modified in accordance therewith, such amendment shall form a part of this Agreement for all purposes and every Holder shall be bound thereby.

15

ARTICLE 6

OTHER PROVISIONS OF GENERAL APPLICATION

Section 6.1 Notices to Rights Agent and Parent. All notices, requests and other communications to any party hereunder shall be in writing (including electronic mail (“e-mail”) transmission, so long as a receipt of such e-mail is requested and received or otherwise with acknowledgement of receipt) and shall be given:

if to the Rights Agent, to it at:

[●]

[●]

[●]

Attention: [●]

E-mail: [●]

with a copy (which shall not constitute notice) to:

[●]

[●]

[●]

Attention: [●]

E-mail: [●]

if to Parent, to it at:

MannKind Corporation

30930 Russell Ranch Road

Suite 300

Westlake Village, CA 91362

Attention: General Counsel

E-mail: legal@mannkindcorp.com

with a copy (which shall not constitute notice) to:

Cooley LLP

10265 Science Center Drive

San Diego, CA 92121

Attention: Barbara Borden; Rowook Park

E-mail: bborden@cooley.com; rpark@cooley.com

or to such other address, facsimile number or e-mail address as such party may hereafter specify for the purpose by notice to the other parties hereto pursuant to this Section 6.1. All such notices, requests and other communications shall be duly delivered and received hereunder: (a) four Business Days after being sent by registered or certified mail, return receipt requested, postage prepaid; (b) one Business Day after being sent for next Business Day delivery, fees prepaid, via a reputable nationwide overnight courier service; (c) if sent by email transmission prior to 6:00 p.m. recipient’s local time, upon transmission (provided that the sender of such email does not receive written notification of delivery failure); or (d) if sent by email transmission after 6:00 p.m. recipient’s local time, the Business Day following the date of transmission (provided that the sender of such email does not receive written notification of delivery failure).

Section 6.2 Notice to Holders. Where this Agreement provides for notice to Holders, such notice shall be sufficiently given (unless otherwise herein expressly provided) if in writing and transmitted through the facilities of DTC in accordance with DTC’s procedures or mailed, first-class postage prepaid, to each Holder affected by such event, at the Holder’s address as it appears in the CVR Register, not later than the latest date, and not earlier than the earliest date, if any, prescribed for the giving of such notice. In any case where notice to Holders is given by mail, neither the failure to mail such notice, nor any defect in any notice so mailed, to any particular Holder shall affect the sufficiency of such notice with respect to other Holders.

16

Section 6.3 Parent Successors and Assigns. Parent may assign any or all of its rights, interests and obligations hereunder (a) in its sole discretion and without the consent of any other party to (i) any Affiliate of Parent, but only for so long as it remains an Affiliate of Parent, (ii) any third party in accordance with Section 4.3(b) or (iii) in connection with a Change of Control Transaction or (b) with the prior written consent of the Acting Holders to any other Person (any permitted assignee under clause (a) or (b), an “Assignee”), in each case provided that the Assignee agrees, in an instrument supplemental hereto, executed and delivered to the Rights Agent, to assume and be bound by all of the terms of this Agreement. Any Assignee may thereafter assign any or all of its rights, interests and obligations hereunder in the same manner as Parent pursuant to the prior sentence. In connection with any assignment to an Assignee described in clause (a)(i) above in this Section 6.3, Parent (or the other applicable assignor) shall agree to remain liable for the performance by each Assignee (and such other assignor, if applicable) of all obligations of Parent hereunder, including the due and punctual payment of the CVRs and the due and punctual performance and observation of all of the covenants and obligations of this Agreement to be performed or observed by Parent, with such Assignee substituted for Parent under this Agreement. This Agreement shall be binding upon, inure to the benefit of and be enforceable by Parent’s successors and each Assignee. The Rights Agent may not assign this Agreement without Parent’s prior written consent. Any attempted assignment of this Agreement or any such rights in violation of this Section 6.3 shall be void and of no effect.

Section 6.4 Benefits of Agreement. Nothing in this Agreement, express or implied, shall give to any Person (other than the Rights Agent, Parent, Parent’s successors and Assignees, the Holders and the Holders’ successors and assigns permitted pursuant to a Permitted Transfer) any benefit or any legal or equitable right, remedy or claim under this Agreement or under any covenant or provision herein contained, all such covenants and provisions being for the sole benefit of the foregoing. The rights of Holders and their successors and assigns pursuant to Permitted Transfers are limited to those expressly provided in this Agreement and the Merger Agreement. Notwithstanding anything to the contrary contained herein, any Holder or Holder’s successor or assign pursuant to a Permitted Transfer may agree to renounce, in whole or in part, its rights under this Agreement by written notice to the Rights Agent and Parent, which notice, if given, shall be irrevocable. Notwithstanding anything to the contrary contained herein, except for the rights of the Rights Agent expressly set forth herein, the Acting Holders shall have the sole right, on behalf of all Holders, by virtue of or under any provision of this Agreement or otherwise, to institute any action or proceeding with respect to this Agreement, and no individual Holder or other group of Holders shall be entitled to exercise any rights under any provision of this Agreement or otherwise.

Section 6.5 Governing Law; Jurisdiction; WAIVER OF JURY TRIAL.

(a) This Agreement, the CVRs and all actions arising under or in connection therewith shall be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of laws of any jurisdiction other than those of the State of Delaware.

(b) The parties hereto agree that any action, litigation or suit seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby (whether brought by any party hereto or any of its Affiliates or against any party hereto or any of its Affiliates) shall be brought in the Delaware Chancery Court or, if such court shall not have jurisdiction, any federal court located in the State of Delaware or other Delaware state court, and each of the parties hereto hereby irrevocably consents to the exclusive jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such action, litigation or suit and irrevocably waives, to the fullest extent permitted by Law, any objection that it may now or hereafter have to the laying of the venue of any such action, litigation or suit in any such court or that any such action, litigation or suit brought in any such court has been brought in an inconvenient forum. Process in any such action, litigation or suit may be served on any party hereto anywhere in the world, whether within or without the jurisdiction of any such court. Without limiting the foregoing, each party hereto agrees that service of process on such party as provided in Section 6.1 shall be deemed effective service of process on such party.

17

(c) EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE TRANSACTIONS CONTEMPLATED HEREBY OR THE ACTIONS OF ANY OF THE PARTIES HERETO IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT HEREOF. EACH PARTY HERETO CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) EACH PARTY HERETO UNDERSTANDS AND HAS CONSIDERED THE IMPLICATION OF THIS WAIVER, (C) EACH PARTY HERETO MAKES THIS WAIVER VOLUNTARILY, AND (D) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION.

Section 6.6 Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other Governmental Authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such a determination, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties hereto as closely as possible in an acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

Section 6.7 Counterparts and Signature. This Agreement may be signed manually or by facsimile or other electronic transmission by the parties (including in .pdf, .tiff, .jpg or similar format), in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when each party hereto shall have received a counterpart hereof signed by all of the other parties hereto. Until and unless each party has received a counterpart hereof signed by the other party hereto, this Agreement shall have no effect and no party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication).

Section 6.8 Termination. This Agreement shall be terminated and be of no force or effect, the parties hereto shall have no liability hereunder (other than with respect to monies due and owing by Parent to Rights Agent), and no payments shall be required to be made, upon the earliest to occur of (a) the mailing (or payment by other means) by the Rights Agent to the address of each Holder as reflected in the CVR Register the full amount of all Milestone Payment Amounts required to be paid under the terms of this Agreement, (b) the delivery of a written notice of termination duly executed by Parent and the Acting Holders, and (c) the occurrence of the last Milestone Outside Date prior to the achievement of the Milestones. Notwithstanding anything in this Agreement to the contrary, no termination of this Agreement shall relieve any party hereto of any liability for any breach of this Agreement occurring prior to such termination.

Section 6.9 Entire Agreement. This Agreement (including the schedules hereto) and the Merger Agreement (including the schedules, annexes and exhibits thereto and the documents and instruments referred to therein) constitute the entire agreement between the parties with respect to the subject matter of this Agreement and supersede all prior agreements and understandings, both oral and written, between the parties with respect to the subject matter of this Agreement. If and to the extent any provision of this Agreement is inconsistent or conflicts with the Merger Agreement, (a) this Agreement shall govern and be controlling with respect to CVR matters only, and (b) the Merger Agreement shall govern and be controlling with respect to all matters unrelated to CVRs.

Section 6.10 Payments on Next Business Day. In the event that a Milestone Payment Date or any other date by which any payment in respect of the CVRs shall be required to be made hereunder shall not be a Business

18

Day, then, notwithstanding any provision of this Agreement to the contrary, any payment required to be made in respect of the CVRs on such date need not be made on such date, but may be made on the next Business Day thereafter with the same force and effect as if made on the applicable required date.

Section 6.11 Confidentiality. The Rights Agent agrees that all books, records, information and data pertaining to the business of Parent or its Affiliates, including inter alia, personal, non-public Holder information, which are exchanged or received pursuant to the negotiation or the carrying out of this Agreement shall not be used by the Rights Agent for any purpose other than carrying out its duties under this Agreement and shall not be voluntarily disclosed by the Rights Agent to any other Person, including any Holder, except as may be required by a valid order of any Governmental Authority of competent jurisdiction or is otherwise required by applicable Law, the rules and regulations of the Securities and Exchange Commission or any stock exchange on which the securities of the Rights Agent are listed, or pursuant to subpoenas from state or federal Governmental Authorities (subject to (x) the Rights Agent notifying, to the extent practicable, Parent of such potential disclosure reasonably in advance of such disclosure, (y) cooperating with Parent, at Parent’s expense, in any effort to restrict disclosure of such book, records, information or data and (z) the Rights Agent only disclosing such books, records, information or data that is required to be so disclosed by such valid order, such applicable Law, rule or regulation of the Securities and Exchange Commission or any stock exchange on which the securities of the Rights Agent are listed or such subpoena). This Section 6.11 shall survive the termination of this Agreement and shall remain in full force and effect in accordance with its terms.

[Remainder of page intentionally left blank]

19

IN WITNESS WHEREOF, each of the parties has caused this Agreement to be executed on its behalf by its duly authorized officers as of the day and year first above written.

MANNKIND CORPORATION

By:
Name:
Title:

[●]

By:
Name: Title:

[SIGNATURE PAGE TO CONTINGENT VALUE RIGHTS AGREEMENT]

20

Schedule I

Rights Agent Fees

Acceptance Fee:	$	[	●]
Annual Fee:	$	[	●]
Distribution Fee (for each distribution made):	$	[	●]